3/1

06011263

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kasikornbank Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 0 2 2006
THOMSON FINANCIAL

FILE NO. 82- 4922

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 3/2/06

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Financial Statements

For Each of the Years Ended December 31, 2005 and 2004

and

Audit Report of Certified Public Accountant

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of KASIKORNBANK PUBLIC COMPANY LIMITED

I have audited the accompanying consolidated balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries as at December 31, 2005 and 2004, and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years then ended. I have also audited the balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED as at December 31, 2005 and 2004, and the statements of income, changes in shareholders' equity and cash flows for each of the years then ended. The management of the KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial positions of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries as at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the years then ended, and the separate financial positions of KASIKORNBANK PUBLIC COMPANY LIMITED and the results of its operations and its cash flows for the same years, in accordance with generally accepted accounting principles.

Supot Singhasaneh

Certified Public Accountant

Registration No. 2826

KPMG Phoomchai Audit Ltd.

Bangkok

February 21, 2006

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

		Baht			
		Consolidated		The Bank	
	Notes	2005	2004	2005	2004
ASSETS					
Cash		14,912,704,474	13,536,066,960	14,912,318,996	13,535,831,175
Interbank and money market items	5				
Domestic items					
Interest bearing		4,925,527,530	1,218,278,347	4,829,743,069	1,137,863,638
Non-interest bearing		1,709,243,762	2,135,366,755	1,744,584,872	2,150,079,907
Foreign items					
Interest bearing		58,794,848,185	71,969,251,131	58,794,848,185	71,969,251,131
Non-interest bearing		498,990,221	926,985,867	498,990,221	926,985,867
Total Interbank and Money Market Items - net		65,928,609,698	76,249,882,100	65,868,166,347	76,184,180,543
Securities purchased under resale agreements	6	9,500,000,000	19,040,000,000	9,500,000,000	19,040,000,000
Investments	3.2 , 7 , 27				
Current investments - net		50,105,261,153	33,325,170,944	49,410,701,921	31,657,896,392
Long-term investments - net		49,009,070,726	76,769,923,923	47,688,866,012	75,118,956,579
Investments in subsidiaries and associated companies - net		450,331,758	462,378,420	8,967,036,598	10,635,877,986
Total Investments - net		99,564,663,637	110,557,473,287	106,066,604,531	117,412,730,957
Loans and accrued interest receivables					
Loans	3.3 , 8 , 9	626,946,285,965	592,588,468,951	621,090,152,731	578,117,032,454
Accrued interest receivables		1,745,358,821	2,455,343,998	1,318,943,009	1,318,031,786
Total Loans and Accrued Interest Receivables		628,691,644,786	595,043,812,949	622,409,095,740	579,435,064,240
Less Allowance for doubtful accounts	3.4 , 10	(34,767,312,880)	(41,468,136,470)	(26,721,376,432)	(29,368,186,450)
Less Revaluation allowance for debt restructuring	3.5 , 11	(2,671,805,187)	(4,878,194,345)	(2,354,976,482)	(2,297,055,189)
Total Loans and Accrued Interest Receivables - net		591,252,526,719	548,697,482,134	593,332,742,826	547,769,822,601
Properties foreclosed - net	3.6 , 12	17,462,672,827	17,397,232,399	12,603,188,405	12,734,511,528
Customers' liability under acceptances		857,411,186	743,368,580	857,411,186	743,368,580
Premises and equipment - net	3.7 , 14	21,440,593,140	19,747,325,472	20,807,158,160	19,220,398,395
Intangible assets - net	3.8 , 15	4,900,016,184	3,523,349,656	3,403,864,276	2,988,529,800
Derivative revaluation		3,278,461,492	6,348,766,754	3,278,461,492	6,348,766,754
Other assets - net		8,210,906,886	9,133,173,694	7,069,634,121	8,385,780,007
Total Assets		837,308,566,243	824,974,121,036	837,699,550,340	824,363,920,340

The accompanying notes are an integral part of these financial statements.

mw

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

		Baht			
		Consolidated		The Bank	
	Notes	2005	2004	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits	16				
Deposits in baht		684,055,736,156	701,712,987,751	685,185,853,882	702,127,816,843
Deposits in foreign currencies		3,725,483,969	3,856,728,173	3,725,483,969	3,856,728,173
Total Deposits		687,781,220,125	705,569,715,924	688,911,337,851	705,984,545,016
Interbank and money market items	17				
Domestic items					
Interest bearing		15,681,174,620	8,067,531,721	15,422,208,461	7,707,531,721
Non-interest bearing		3,384,633,831	3,182,510,145	3,384,633,831	3,182,510,145
Foreign items					
Interest bearing		151,826,184	18,777,373	151,826,184	18,777,373
Non-interest bearing		290,142,159	256,129,941	290,142,159	256,129,941
Total Interbank and Money Market Items		19,507,776,794	11,524,949,180	19,248,810,635	11,164,949,180
Liability payable on demand		5,904,216,881	7,426,010,070	5,904,216,881	7,426,010,070
Borrowings					
Short-term borrowings	18	7,556,600,000	3,843,000,000	7,556,600,000	3,843,000,000
Long-term borrowings	19	20,170,373,919	19,767,595,098	20,170,373,919	19,767,595,098
Total Borrowings		27,726,973,919	23,610,595,098	27,726,973,919	23,610,595,098
Bank's liability under acceptances		857,411,186	743,368,580	857,411,186	743,368,580
Derivative revaluation		3,034,382,054	1,440,906,348	3,034,382,054	1,440,906,348
Other liabilities		14,380,984,002	7,992,919,855	13,902,324,566	7,645,908,743
Total Liabilities		759,192,964,961	758,308,465,055	759,585,457,092	758,016,283,035

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

		Baht			
		Consolidated		The Bank	
	Notes	2005	2004	2005	2004
Shareholders' equity					
Share capital	21				
Authorized share capital					
3,048,614,697 ordinary shares, Baht 10 par value		30,486,146,970	30,486,146,970	30,486,146,970	30,486,146,970
Issued and paid-up share capital					
2,373,293,667 ordinary shares, Baht 10 par value		23,732,936,670		23,732,936,670	
2,363,624,537 ordinary shares, Baht 10 par value			23,636,245,370		23,636,245,370
Premium on ordinary shares		17,737,192,156	17,555,259,156	17,737,192,156	17,555,259,156
Appraisal surplus on asset revaluation	3.7 , 14	10,024,386,669	8,762,354,744	10,024,386,669	8,762,354,744
Revaluation (deficit) on investments	3.2 , 7	(529,067,201)	951,995,819	(529,067,201)	951,995,819
Retained earnings					
Appropriated					
Legal reserve	23	1,470,000,000	770,000,000	1,470,000,000	770,000,000
Unappropriated		25,678,644,954	14,671,782,216	25,678,644,954	14,671,782,216
		78,114,093,248	66,347,637,305	78,114,093,248	66,347,637,305
Minority interests		1,508,034	318,018,676	-	-
Total Shareholders' Equity		78,115,601,282	66,665,655,981	78,114,093,248	66,347,637,305
Total Liabilities and Shareholders' Equity		837,308,566,243	824,974,121,036	837,699,550,340	824,363,920,340
Off-balance sheet items - contingencies	28				
Aval to bills and guarantees of loans		747,376,287	614,862,334	747,376,287	617,266,534
Liability under unmatured import bills		5,546,380,752	4,290,601,894	5,546,380,752	4,290,601,894
Letters of credit		13,627,410,768	14,103,370,881	13,627,410,768	14,103,370,881
Other contingencies		829,778,731,214	532,959,403,640	829,643,286,486	532,843,314,218

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Banthoon Lamsam)

Director and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Baht			
		Consolidated		The Bank	
	Notes	2005	2004	2005	2004
Interest and dividend income	3.2 , 3.14				
Loans		31,627,544,804	27,712,132,537	30,919,200,181	25,977,970,262
Interbank and money market items		2,387,346,643	1,526,553,323	2,385,997,529	1,524,696,606
Investments		4,050,596,523	3,760,407,049	4,024,930,564	3,731,076,167
Total Interest and Dividend Income		38,065,487,970	32,999,092,909	37,330,128,274	31,233,743,035
Interest expense	3.15				
Deposits		5,702,845,936	5,547,532,642	5,704,409,791	5,547,532,642
Interbank and money market items		387,225,641	230,474,109	350,522,572	224,198,606
Short-term borrowings		59,367,971	4,985,975	59,367,971	4,985,975
Long-term borrowings		1,133,608,653	1,249,657,683	1,133,608,653	1,249,657,683
Total Interest Expense		7,283,048,201	7,032,650,409	7,247,908,987	7,026,374,906
Net income from interest and dividends		30,782,439,769	25,966,442,500	30,082,219,287	24,207,368,129
Bad debt and doubtful accounts (reversal)	3.4 , 25	598,882,600	(6,158,539,182)	1,104,350,028	(4,864,473,590)
Loss on debt restructuring	3.5 , 26	3,062,989,520	8,919,082,807	2,431,230,822	6,328,951,038
Net income from interest and dividends after bad debt and doubtful accounts (reversal) and loss on debt restructuring		27,120,567,649	23,205,898,875	26,546,638,437	22,742,890,681
Non-interest income					
Gain on investments	3.2 , 7	427,062,539	2,142,692,278	342,727,073	1,946,087,327
Share of profit (loss) from investments on equity method	3.2	(35,362,032)	81,913,500	363,476,320	(160,175,561)
Fees and service income					
Acceptances, aval and guarantees		685,470,421	576,680,596	685,470,421	576,680,596
Others		8,656,039,639	7,530,593,628	7,835,229,551	6,791,218,089
Gain on exchanges	3.18	1,129,028,613	1,805,557,255	1,129,028,613	1,805,557,255
Loss on transfer of financial assets	3.2	-	(568,500,832)	-	-
Other income		1,439,765,130	580,358,676	1,106,401,917	462,552,783
Total Non-interest Income		12,302,004,310	12,149,295,101	11,462,333,895	11,421,920,489
Non-interest expenses					
Personnel expenses		7,840,623,913	6,563,891,188	7,381,768,414	6,266,698,981
Premises and equipment expenses	3.7 , 14	3,524,525,701	3,814,492,999	3,408,744,087	3,714,870,417
Taxes and duties		1,677,186,209	1,385,627,200	1,618,034,904	1,332,372,820
Fees and service expenses		2,968,575,454	3,209,593,214	2,889,987,140	3,053,149,870
Directors' remuneration		72,473,028	55,160,494	65,425,528	47,592,994
Loss on impairment of properties foreclosed	3.6 , 12	201,007,680	705,227,221	62,920,665	545,554,936
Contributions to Financial Institutions Development Fund		2,825,981,852	2,801,852,879	2,825,981,852	2,801,852,879
Other expenses		2,315,560,775	1,311,487,832	1,957,322,824	1,062,254,396
Total Non-interest Expenses		21,425,934,612	19,847,333,027	20,210,185,414	18,824,347,293
Income before income tax		17,996,637,347	15,507,860,949	17,798,786,918	15,340,463,877
Income tax expense	3.16	4,002,825,334	115,518,668	3,868,935,430	-
Net income before minority interests		13,993,812,013	15,392,342,281	13,929,851,488	15,340,463,877
Minority interests in net income		(63,960,525)	(51,878,404)	-	-
Net income		13,929,851,488	15,340,463,877	13,929,851,488	15,340,463,877
Basic earnings per share (Baht)	3.17 , 21	5.87	6.49	5.87	6.49
Weighted average number of ordinary shares (shares)	21	2,371,366,311	2,362,466,731	2,371,366,311	2,362,466,731

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Banthoon Lamsam)
Director and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Baht									
		Consolidated									
	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments / (Deficit)	Retained Earnings (Deficit) Appropriated Legal Reserve	Retained Earnings (Deficit) Appropriated Other Reserves	Retained Earnings (Deficit) Unappropriated (Deficit)	Minority Interests	Total
Beginning balance as of December 31, 2003		23,540,654,170	49,524,920,440	5,520,432,199	8,902,634,877	1,988,681,245	800,000,000	26,675,300,000	(65,187,196,692)	348,427,164	52,113,853,403
Appraisal surplus on asset revaluation		-	-	-	(140,280,133)	-	-	-	140,280,133	-	-
Revaluation deficit on investments		-	-	-	-	(1,036,685,426)	-	-	-	-	(1,036,685,426)
Net gain (loss) not recognised in the statement of income		-	-	-	(140,280,133)	(1,036,685,426)	-	-	140,280,133	-	(1,036,685,426)
Ordinary shares		95,591,200	-	-	-	-	-	-	-	-	95,591,200
Premium on ordinary shares		-	182,841,415	-	-	-	-	-	-	-	182,841,415
Legal reserve		-	-	-	-	-	770,000,000	-	(770,000,000)	-	-
Reduction in the accumulated deficit	32	-	(32,152,502,699)	(5,520,432,199)	-	-	(800,000,000)	(26,675,300,000)	65,148,234,898	-	-
Additional investment in subsidiary		-	-	-	-	-	-	-	-	3,385,025	3,385,025
Net income		-	-	-	-	-	-	-	15,340,463,877	51,878,404	15,392,342,281
Dividend paid		-	-	-	-	-	-	-	-	(85,671,917)	(85,671,917)
Ending balance as of December 31, 2004		23,636,245,370	17,555,259,156	-	8,762,354,744	951,995,819	770,000,000	-	14,671,782,216	318,018,676	66,665,655,981
Appraisal surplus on asset revaluation		-	-	-	1,262,031,925	-	-	-	146,905,817	-	1,408,937,742
Revaluation deficit on investments		-	-	-	-	(1,481,063,020)	-	-	-	-	-1,481,063,020
Net gain (loss) not recognised in the statement of income		-	-	-	1,262,031,925	(1,481,063,020)	-	-	146,905,817	-	(72,125,278)
Ordinary shares		96,691,300	-	-	-	-	-	-	-	-	96,691,300
Premium on ordinary shares		-	181,933,000	-	-	-	-	-	-	-	181,933,000
Legal Reserve		-	-	-	-	-	700,000,000	-	(700,000,000)	-	-
Increase in shareholding in subsidiary company		-	-	-	-	-	-	-	-	(320,873,461)	(320,873,461)
Net income		-	-	-	-	-	-	-	13,929,851,488	63,960,525	13,993,812,013
Dividend paid	24	-	-	-	-	-	-	-	(2,369,894,567)	(59,597,706)	(2,429,492,273)
Ending balance as of December 31, 2005		23,732,936,670	17,737,192,156	-	10,024,386,669	(529,067,201)	1,470,000,000	-	25,678,644,954	1,508,034	78,115,601,282

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Baht								
		The Bank								
	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments / (Deficit)	Retained Earnings (Deficit) Appropriated Legal Reserve	Retained Earnings (Deficit) Appropriated Other Reserves	Retained Earnings (Deficit) Unappropriated (Deficit)	Total
Beginning balance as of December 31, 2003		23,540,654,170	49,524,920,440	5,520,432,199	8,902,634,877	1,988,681,245	800,000,000	26,675,300,000	(65,187,196,692)	51,765,426,239
Appraisal surplus on asset revaluation		-	-	-	(140,280,133)	-	-	-	140,280,133	-
Revaluation deficit on investments		-	-	-	-	(1,036,685,426)	-	-	-	(1,036,685,426)
Net gain (loss) not recognised in the statement of income		-	-	-	(140,280,133)	(1,036,685,426)	-	-	140,280,133	(1,036,685,426)
Ordinary shares		95,591,200	-	-	-	-	-	-	-	95,591,200
Premium on ordinary shares		-	182,841,415	-	-	-	-	-	-	182,841,415
Legal reserve		-	-	-	-	-	770,000,000	-	(770,000,000)	-
Reduction in the accumulated deficit	32	-	(32,152,502,699)	(5,520,432,199)	-	-	(800,000,000)	(26,675,300,000)	65,148,234,898	-
Net income		-	-	-	-	-	-	-	15,340,463,877	15,340,463,877
Ending balance as of December 31, 2004		23,636,245,370	17,555,259,156	-	8,762,354,744	951,995,819	770,000,000	-	14,671,782,216	66,347,637,305
Appraisal surplus on asset revaluation		-	-	-	1,262,031,925	-	-	-	146,905,817	1,408,937,742
Revaluation deficit on investments		-	-	-	-	(1,481,063,020)	-	-	-	(1,481,063,020)
Net gain (loss) not recognised in the statement of income		-	-	-	1,262,031,925	(1,481,063,020)	-	-	146,905,817	(72,125,278)
Ordinary shares		96,691,300	-	-	-	-	-	-	-	96,691,300
Premium on ordinary shares		-	181,933,000	-	-	-	-	-	-	181,933,000
Legal reserve		-	-	-	-	-	700,000,000	-	(700,000,000)	-
Net income		-	-	-	-	-	-	-	13,929,851,488	13,929,851,488
Dividend paid	24	-	-	-	-	-	-	-	(2,369,894,567)	(2,369,894,567)
Ending balance as of December 31, 2005		23,732,936,670	17,737,192,156	-	10,024,386,669	(529,067,201)	1,470,000,000	-	25,678,644,954	78,114,093,248

The accompanying notes are an integral part of these financial statements.

MW

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Baht			
		Consolidated		The Bank	
	Notes	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income		13,929,851,488	15,340,463,877	13,929,851,488	15,340,463,877
Add(Less) Adjustments to reconcile net income to net cash from operating activities					
Depreciation and amortization		1,617,439,984	1,504,231,070	1,531,009,802	1,430,913,405
Bad debt and doubtful accounts (reversal)		598,882,600	(6,158,539,182)	1,104,350,028	(4,864,473,590)
Loss on debt restructuring		3,062,989,520	8,919,082,807	2,431,230,822	6,328,951,038
Interest income from amortization of revaluation allowance for debt restructuring		(371,595,837)	(1,511,663,615)	(63,717,053)	(237,967,825)
Loss on foreign exchange translation of long-term loans		398,728,968	110,618,839	398,728,968	110,618,839
(Gain) loss on revaluation of investments		(75,991,573)	22,303,603	(75,991,573)	22,303,603
(Reversal) loss on impairment of investments		(287,162,173)	19,660,386	(299,177,568)	2,487,133
Amortization of goodwill		56,372,882	(6,461,730)	-	-
Gain on disposal of securities for investment		(261,195,472)	(2,136,425,257)	(164,844,610)	(1,954,213,307)
Amortization of premium and discount on debt instruments		1,223,230,506	1,272,792,462	1,241,441,686	1,269,959,198
Loss on impairment of investments in receivables		178,119,005	-	178,119,005	-
Loss on impairment of foreclosed properties		201,007,680	705,227,221	62,920,665	545,554,936
Reversal of loss on impairment of other assets		(281,961,721)	(382,255,452)	(245,970,487)	(346,931,418)
(Reversal) loss on impairment of intangible assets		(121,174,133)	175,013,696	(121,174,133)	175,013,696
Gain on disposal of premises and equipment		(8,935,972)	(3,069,145)	(8,973,124)	(1,697,101)
(Reversal) loss on impairment of premises and equipment		(1,416,000)	1,416,000	(1,416,000)	1,416,000
Reversal of loss on revaluation of premises and equipment		(114,872,689)	-	(114,872,689)	-
Loss on transfer of financial assets		-	568,500,832	-	-
Share of loss (profit) from investments held on equity method		35,362,032	(81,913,500)	(363,476,320)	160,175,561
Dividend income from subsidiaries and associated companies		38,390,462	106,424,242	190,837,335	320,453,985
Amortization of discount on debentures		4,049,853	4,041,988	4,049,853	4,041,988
Decrease (increase) in accrued interest receivables		709,985,177	515,601,260	(911,222)	167,070,186
Decrease (increase) in other accrued income		193,464,762	(146,946,729)	224,165,577	(138,923,020)
Increase (decrease) in accrued interest payables		221,841,390	(1,467,535,972)	220,726,922	(1,468,241,201)
Increase in other accrued expenses		1,566,217,259	509,217,115	1,531,867,077	466,719,460
Increase (decrease) in other reserves		1,190,415,793	(49,564,914)	1,190,415,793	(49,564,914)
Minority interests in net income		63,960,525	51,878,404	-	-
Net income from operations before changes in operating assets and liabilities		23,766,004,316	17,882,098,306	22,779,190,242	17,284,130,529
(Increase) decrease in operating assets					
Interbank and money market items (assets)		10,276,570,116	30,014,898,766	10,271,311,910	29,043,337,326
Securities purchased under resale agreements		9,540,000,000	12,670,000,000	9,540,000,000	12,670,000,000
Investment for trading		529,386,431	(202,081,980)	529,386,431	(202,081,980)
Loans		(51,322,700,837)	(70,554,908,474)	(50,660,468,287)	(69,816,324,331)
Properties foreclosed		3,041,846,290	2,537,905,761	3,373,214,077	2,225,516,131
Other assets		4,074,457,590	(6,117,386,900)	4,431,549,802	(5,679,987,657)

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Baht			
		Consolidated		The Bank	
	Notes	2005	2004	2005	2004
Increase (decrease) in operating liabilities					
Deposits		(17,788,495,799)	20,623,739,347	(17,073,207,165)	20,762,437,793
Interbank and money market items (liabilities)		7,982,827,614	4,424,077,823	8,083,861,455	4,269,077,823
Liabilities payable on demand		(1,521,793,189)	384,192,467	(1,521,793,189)	384,192,467
Short-term borrowing		3,713,600,000	3,843,000,000	3,713,600,000	3,843,000,000
Other liabilities		4,992,963,886	366,509,977	4,896,861,294	272,681,009
Net Cash (Used in) Provided by Operating Activities		(2,715,333,582)	15,872,045,093	(1,636,493,430)	15,055,979,110
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		44,584,568,081	118,413,841,264	44,375,573,441	118,335,757,613
Proceeds from redemption of held to maturity debt instruments		10,946,614,968	15,448,808,318	5,813,614,968	13,957,126,358
Proceeds from disposal of general investments		263,408,056	6,343,310,805	256,400,738	6,143,905,395
Proceeds from redemption of share capital of subsidiaries		-	-	3,384,439,959	-
Purchase of available for sale investments		(38,875,975,180)	(92,521,853,312)	(38,823,912,680)	(92,520,093,155)
Proceeds from collection of investments in receivables		207,941,401	-	171,567,341	-
Purchase of held to maturity debt instruments		(7,063,207,971)	(20,994,168,919)	(2,991,706,194)	(18,543,754,363)
Purchase of general investments		(450,769,883)	(4,720,205,477)	(523,728,448)	(4,735,448,427)
Purchase of investments in subsidiaries		(1,321,474,890)	(1,383,449,577)	(1,474,974,890)	(1,383,449,577)
Purchase of investments in receivables		-	-	(3,214,979,793)	-
Proceeds from disposal of premises and equipment		12,916,878	4,064,561	11,417,492	2,295,453
Proceeds from disposal of intangible assets		23,987		-	-
Purchase of premises and equipment		(1,212,568,708)	(902,657,361)	(1,059,274,478)	(880,171,003)
Purchase of intangible assets		(848,637,668)	(948,467,479)	(820,185,938)	(906,698,757)
Net Cash Provided by Investing Activities		6,242,839,071	18,739,222,823	5,104,251,518	19,469,469,537
CASH FLOWS FROM FINANCING ACTIVITIES					
Decrease in long-term borrowing		-	(39,967,145,600)	-	(39,967,145,600)
Issuance in ordinary shares		96,691,300	95,591,200	96,691,300	95,591,200
Increase in premium on share capital		181,933,000	182,841,415	181,933,000	182,841,415
Payment of dividend		(2,369,894,567)	-	(2,369,894,567)	-
Dividend paid to minority interests		(59,597,706)	(85,671,917)	-	-
Net Cash Provided by (Used in) Financing Activities		(2,150,867,973)	(39,774,384,902)	(2,091,270,267)	(39,688,712,985)
Net increase (decrease) in cash and cash equivalents		1,376,637,516	(5,163,116,986)	1,376,487,821	(5,163,264,338)
Cash and cash equivalents at beginning of the year	3.1 , 4	13,536,066,960	18,699,183,946	13,535,831,175	18,699,095,513
Cash and cash equivalents at end of the year	3.1 , 4	14,912,704,476	13,536,066,960	14,912,318,996	13,535,831,175
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION					
Cash paid (received) during the year					
Interest expense		7,061,206,811	8,500,186,381	7,027,182,065	8,494,616,107
Income tax		2,604,467,211	(117,985,084)	2,457,261,124	163,806,608

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

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KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, the Bank, is a public company registered in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of December 31, 2005 and 2004, the Bank had a total staffing of 10,303 and 10,110 persons, respectively.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated January 22, 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and profit and loss accounts for commercial banks and in accordance with Thai Accounting Standards ("TAS") including related interpretions and guidelines promulgated by the Federation of Accounting Professions ("FAP") and in conformity with generally accepted accounting principles in Thailand.

The financial statements are presented in Thai Baht and prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The preparation of financial statements in conformity with TAS and generally accepted accounting standards in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which from the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2.2 The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to acquisition.

2.3 The consolidated financial statements of the Bank for each of the years ended December 31, 2005 and 2004, consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding	
	2005	2004
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")*	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KFactoring")	99.99	99.99
Kasikorn Research Center Co., Ltd. ("KResearch") **	99.99	99.99
Kasikorn Leasing Co., Ltd. ("KLeasing") **	99.99	99.99
Kasikorn Securities Public Co., Ltd. ("KSecurities") ***	99.98	99.91
Kasikorn Asset Management Co., Ltd. ("KAsset")	99.99	71.42

* Ploy-AMC is in the process of liquidation.

** The financial statements of KResearch and KLeasing have been included in the consolidated financial statements since the second quarter of 2005.

*** The financial statements of KSecurities have been included in the consolidated financial statements since December 2004.

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets had to be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF. On April 29, 2005, the company paid to FIDF, in accordance with the conditions set forth in the MOU, FIDF share of the profit arising from the revaluation of assets on December 31, 2004 amounting to Baht 180 million and interest on such profit calculated from January 1, 2005 to April 28, 2005 amounting to Baht 1 million to FIDF, totalling Baht 181 million, in accordance with the conditions set forth in the MOU. On June 30, 2005 the company registered its discontinuance of operation with the Ministry of Commerce and has commenced the liquidation process.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on November 18, 1999, and is located at 306 Seupa Road, Pomprab, Pomprab Sadtrupai, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on July 9, 1990, and is located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide service in the area of factoring, finance leases, operating leases and hire purchase.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on December 16, 1994, and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on December 24, 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the leasing and hire purchase businesses.

Kasikorn Securities Public Company Limited (formerly: "Asset Plus Securities Public Company Limited") is a company, which was registered in the Kingdom of Thailand on August 13, 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the securities business and investment banking. In December 2004, the Bank purchased 99.91% of the shares in this Company from Asia Plus Securities Public Company Limited. The consideration paid was Baht 1,310 million. At the acquisition date, the net assets amounted to Baht 765 million and goodwill on acquisition amounted to Baht 545 million. This resulted in the company becoming a subsidiary of the Bank and it is included in the consolidated financial statements since December 2004.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on March 18, 1992 and is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main businesses are assets and funds management. In December 2005, the Bank purchased additional ordinary shares that resulted in the increase in percentage of shares held from 71.42% to 99.99%.

Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 7 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the separate financial statements of the Bank are accounted for using the equity method.

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss recognized in the statement of income.

Investments in debt instruments the Bank and subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at less amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity, are classified as available-for-sale investments and are stated at fair value, with any resultant gain or loss being recognised directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognised in the statement of income. When these investments are disposed, the cumulative gain or loss previously recognised directly in equity is recognised in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, following the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statements of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the year.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the year.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the year. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the year. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognised in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

3.3 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.4 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loan, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

With reference to BoT's regulations, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories. The period that a loan is past due is the principal criteria used in classifying a loan. Non-litigated or non-restructured doubtful loans require the set up of an additional allowance by using the number of days past due. Collateral value used in setting up allowance for doubtful accounts depends on collateral type and appraisal period. Allowances for pass and special mention loans are made based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting year.

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Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

Before the third quarter of 2005 the Bank made a doubtful accounts provision at the rate of 0.5% of total loans per quarter. Since the third quarter of 2005, the Bank no longer considered this provisioning policy necessary and transferred the amount previously provided to be included in the allowance for doubtful accounts.

3.5 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with high probability of default on their contractual obligations and agreement. In this case the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

3.6 Properties Foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.7 Premises and Equipment and Depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

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When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any restated revaluation surplus is transferred directly from the revaluation reserve to retained earnings.

- Leased assets

Leases under which the subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of property, plant and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the income statement over the estimated useful lives of each part of an item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.8 Intangible Assets

- Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill arising on acquisition represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses. Goodwill and negative goodwill arising on acquisition of shares in subsidiaries and associates in the Company's separate financial statements are included in investments.

- **Other intangible assets**

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- **Amortization**

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-10 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.9 Impairment

The carrying amount of the Bank and subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

3.10 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at cost less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

3.11 Provisions

A provision is recognised in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

A provision for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals, Acceptances, loans with collateral, other collaterals and Letter of credit, etc. A provision is recognized when the transactions related to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provision have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

3.12 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are recognized in the income statement and included as part of gain on exchange.

3.13 Employee benefits

- Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

- Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.14 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

In compliance with the Bank of Thailand regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than 3 months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective yield method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than six months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of equal monthly installments. When installment payments are in arrears for more than six months, the cash basis is adopted.

3.15 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.16 Income Tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.18 Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the year are translated into Thai Baht at the reference rates announced by the BoT on that date. The statement of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the year.

4 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus (deficit) on investments and have presented it as a change in shareholders' equity for each of the years ended December 31, 2005 and 2004 as follows:

(Million Baht)

	Consolidated and The Bank	
	2005	2004
Revaluation deficit on investments	(1,481)	(1,037)

For each of the years ended December 31, 2005 and 2004, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 147 million and Baht 140 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For each of the years ended December 31, 2005 and 2004, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 1,291 million and Baht 1,827 million, respectively on a consolidated basis and Baht 733 million and Baht 1,113 million, respectively for the Bank only.

For each of the years ended December 31, 2005 and 2004, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) amounting to Baht 15 million and Baht 61 million, respectively and in return received non-transferable promissory notes from TAMC, which have been included in investments in held-to-maturity debt instruments (Note 7).

5 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) as of December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated					
	2005			2004		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	1,550	-	1,550	1,961	-	1,961
Commercial banks	855	3,700	4,555	760	-	760
Other banks	3	-	3	4	-	4
Finance, securities and credit foncier companies	200	2	202	240	-	240
Other financial institutions	-	365	365	-	400	400
Total Domestic	2,608	4,067	6,675	2,965	400	3,365
Add Accrued interest receivables	-	9	9	-	-	-
Less Allowance for doubtful accounts	(7)	(42)	(49)	(7)	(4)	(11)
Total	2,601	4,034	6,635	2,958	396	3,354
2. Foreign						
US Dollar	3,808	55,056	58,864	3,197	68,938	72,135
Japanese Yen	39	-	39	29	-	29
Other currencies	389	13	402	735	1	736
Total Foreign	4,236	55,069	59,305	3,961	68,939	72,900
Less Allowance for doubtful accounts	(11)	-	(11)	(4)	-	(4)
Total	4,225	55,069	59,294	3,957	68,939	72,896
Total Domestic and Foreign	6,826	59,103	65,929	6,915	69,335	76,250

(Million Baht)

	The Bank					
	2005			2004		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	1,550	-	1,550	1,961	-	1,961
Commercial banks	794	3,700	4,494	694	-	694
Other banks	3	-	3	4	-	4
Finance, securities and credit foncier companies	200	2	202	240	-	240
Other financial institutions	-	365	365	-	400	400
Total Domestic	2,547	4,067	6,614	2,899	400	3,299
Add Accrued interest receivables	-	9	9	-	-	-
Less Allowance for doubtful accounts	(7)	(42)	(49)	(7)	(4)	(11)
Total	2,540	4,034	6,574	2,892	396	3,288
2. Foreign						
US Dollar	3,808	55,056	58,864	3,197	68,938	72,135
Japanese Yen	39	-	39	29	-	29
Other currencies	389	13	402	735	1	736
Total Foreign	4,236	55,069	59,305	3,961	68,939	72,900
Less Allowance for doubtful accounts	(11)	-	(11)	(4)	-	(4)
Total	4,225	55,069	59,294	3,957	68,939	72,896
Total Domestic and Foreign	6,765	59,103	65,868	6,849	69,335	76,184

6 SECURITIES PURCHASED UNDER RESALE AGREEMENTS

Securities purchased under resale agreements as of December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated and The Bank	
	2005	2004
Government Bonds and BoT Bonds	9,500	18,195
State enterprise Bonds	-	845
Total	9,500	19,040

7 INVESTMENTS

Investments as of December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated			
	2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,097	57	-	1,154
Add Allowance for revaluation	57			-
Total	1,154			1,154
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	11,022	13	(387)	10,648
1.2.2 Private enterprise debt instruments	449	1	(1)	449
1.2.3 Foreign debt instruments	16,364	13	(43)	16,334
1.2.4 Marketable equity securities - domestic	1,006	152	(531)	627
1.2.5 Others	50	1	(23)	28
Total	28,891	180	(985)	28,086
Less Allowance for revaluation	(297)			-
Less Allowance for impairment	(508)			-
Total	28,086			28,086
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	10,751	20	(3)	10,768
1.3.2 Private enterprises debt instruments	14	-	-	14
1.3.3 Foreign debt instruments	10,100	-	(78)	10,022
Total	20,865	20	(81)	20,804
Less Allowance for impairment	-			-
Total	20,865			20,804
Total Current Investments - net	50,105			50,044

(Million Baht)

	Consolidated 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	15,849	26	(397)	15,478
2.1.2 Private enterprise debt instruments	1,761	5	(37)	1,729
2.1.3 Foreign debt instruments	11,215	30	(56)	11,189
2.1.4 Marketable equity securities - domestic	153	198	-	351
2.1.5 Others	80	-	-	80
Total	29,058	259	(490)	28,827
Less Allowance for revaluation	(231)			-
Total	28,827			28,827
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	10,958	44	(184)	10,818
2.2.2 Private enterprises debt instruments	995	-	(792)	203
2.2.3 Foreign debt instruments	3,390	3	(10)	3,383
Total	15,343	47	(986)	14,404
Less Allowance for impairment	(786)			-
Total	14,557			14,404
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,912	-	(628)	2,284
2.3.2 Non-marketable equity securities -overseas	422	-	(312)	110
2.3.3 Investments in receivables	3,504	-	(273)	3,231
Total	6,838	-	(1,213)	5,625
Less Allowance for impairment	(1,213)			-
Total	5,625			5,625
Total Long-term Investments - net	49,009			48,856

(Million Baht)

	Consolidated			
	2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,312	3	-	1,315
Add Allowance for revaluation	3			-
Total	1,315			1,315
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	14,409	113	(210)	14,312
1.2.2 Private enterprise debt instruments	324	-	(3)	321
1.2.3 Foreign debt instruments	9,458	12	(1)	9,469
1.2.4 Marketable equity securities - domestic	1,055	565	(572)	1,048
1.2.5 Others	100	-	(48)	52
Total	25,346	690	(834)	25,202
Add Allowance for revaluation	462			-
Less Allowance for impairment	(606)			-
Total	25,202			25,202
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	4,624	12	(1)	4,635
1.3.2 Private enterprises debt instruments	4	-	(4)	-
1.3.3 Foreign debt instruments	2,210	-	(37)	2,173
Total	6,838	12	(42)	6,808
Less Allowance for impairment	(30)			-
Total	6,808			6,808
Total Current Investments - net	33,325			33,325

(Million Baht)

	Consolidated 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	21,791	210	(119)	21,882
2.1.2 Private enterprise debt instruments	2,522	9	(31)	2,500
2.1.3 Foreign debt instruments	14,643	105	(35)	14,713
2.1.4 Marketable equity securities - domestic	247	353	(1)	599
2.1.5 Others	59	1	-	60
Total	39,262	678	(186)	39,754
Add Allowance for revaluation	492			-
Total	39,754			39,754
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,798	359	(66)	22,091
2.2.2 Private enterprises debt instruments	1,061	-	(787)	274
2.2.3 Foreign debt instruments	11,428	19	(84)	11,363
Total	34,287	378	(937)	33,728
Less Allowance for impairment	(783)			-
Total	33,504			33,728
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,857	-	(813)	2,044
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	3,356	-	(1,984)	1,372
Total	6,632	-	(3,120)	3,512
Less Allowance for impairment	(3,120)			-
Total	3,512			3,512
Total Long-term Investments - net	76,770			76,994

(Million Baht)

	The Bank 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,097	57	-	1,154
Add Allowance for revaluation	57			-
Total	1,154			1,154
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	11,022	13	(387)	10,648
1.2.2 Private enterprises debt instruments	449	1	(1)	449
1.2.3 Foreign debt instruments	16,364	13	(43)	16,334
1.2.4 Marketable equity securities - domestic	1,006	152	(531)	627
1.2.5 Others	50	1	(23)	28
Total	28,891	180	(985)	28,086
Less Allowance for revaluation	(297)			-
Less Allowance for impairment	(508)			-
Total	28,086			28,086
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	10,057	20	(1)	10,076
1.3.2 Private enterprises debt instruments	14	-	-	14
1.3.3 Foreign debt instruments	10,100	-	(78)	10,022
Total	20,171	20	(79)	20,112
Less Allowance for impairment	-			-
Total	20,171			20,112
Total Current Investments - net	49,411			49,352

(Million Baht)

	The Bank 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	15,849	26	(397)	15,478
2.1.2 Private enterprises debt instruments	1,761	5	(37)	1,729
2.1.3 Foreign debt instruments	11,215	30	(56)	11,189
2.1.4 Marketable equity securities - domestic	153	198	-	351
2.1.5 Others	30	-	-	30
Total	29,008	259	(490)	28,777
Less Allowance for revaluation	(231)			-
Total	28,777			28,777
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	10,958	44	(184)	10,818
2.2.2 Private enterprises debt instruments	995	-	(792)	203
2.2.3 Foreign debt instruments	3,390	3	(10)	3,383
Total	15,343	47	(986)	14,404
Less Allowance for impairment	(786)			-
Total	14,557			14,404
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,872	-	(600)	2,272
2.3.2 Non-marketable equity securities -overseas	422	-	(312)	110
2.3.3 Investments in receivables	2,151	-	(178)	1,973
Total	5,445	-	(1,090)	4,355
Less Allowance for impairment	(1,090)			-
Total	4,355			4,355
Total Long-term Investments - net	47,689			47,536

(Million Baht)

	The Bank 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,312	3	-	1,315
Add Allowance for revaluation	3			-
Total	1,315			1,315
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	14,409	113	(210)	14,312
1.2.2 Private enterprises debt instruments	324	-	(3)	321
1.2.3 Foreign debt instruments	9,458	12	(1)	9,469
1.2.4 Marketable equity securities - domestic	1,055	565	(572)	1,048
1.2.5 Others	100	-	(48)	52
Total	25,346	690	(834)	25,202
Add Allowance for revaluation	462			-
Less Allowance for impairment	(606)			-
Total	25,202			25,202
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,957	9	-	2,966
1.3.2 Private enterprises debt instruments	4	-	(4)	-
1.3.3 Foreign debt instruments	2,210	-	(37)	2,173
Total	5,171	9	(41)	5,139
Less Allowance for impairment	(30)			-
Total	5,141			5,139
Total Current Investments - net	31,658			31,656

(Million Baht)

	The Bank 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	21,791	210	(119)	21,882
2.1.2 Private enterprises debt instruments	2,522	9	(31)	2,500
2.1.3 Foreign debt instruments	14,643	105	(35)	14,713
2.1.4 Marketable equity securities				
- domestic	136	277	-	413
2.1.5 Others	59	1	-	60
Total	39,151	602	(185)	39,568
Add Allowance for revaluation	417			-
Total	39,568			39,568
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,727	358	(66)	22,019
2.2.2 Private enterprises debt instruments	1,061	-	(787)	274
2.2.3 Foreign debt instruments	11,428	19	(84)	11,363
Total	34,216	377	(937)	33,656
Less Allowance for impairment	(783)			-
Total	33,433			33,656
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,819	-	(798)	2,021
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,238	-	(1,121)	2,117
Less Allowance for impairment	(1,121)			-
Total	2,117			2,117
Total Long-term Investments - net	75,118			75,341

mw

As of December 31, 2005 and 2004, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 5,575 million and Baht 3,668 million, respectively, and the right to receive promissory notes from TAMC of Baht 5 million and Baht 2,658 million, respectively.

Gain (loss) on investments presented in the statement of income for each of the years ended December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Gain on disposal of investments				
Held for trading investments	248	95	248	95
Available-for-sale investments	456	1,565	360	1,530
Held-to-maturity debt	1	2	1	2
General investments	11	976	10	845
Investments in receivables	-	14	-	-
Total	716	2,652	619	2,472
Loss on disposal of investments				
Held for trading investments	(260)	(83)	(260)	(83)
Available-for-sale investments	(160)	(340)	(160)	(340)
General investments	(49)	(84)	(49)	(84)
Investments in receivables	(5)	-	(5)	-
Total	(474)	(507)	(474)	(507)
Gain (loss) from revaluation	76	(22)	76	(22)
Gain (loss) reversal on impairment				
Investments in securities	287	20	299	3
Investments in receivables	(178)	-	(178)	-
Total	109	20	121	3
Total Gain on Investments	427	2,143	342	1,946

Revaluation (deficit) surplus on investments as of December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Revaluation (deficit) surplus on investments				
Debt instruments	(827)	49	(827)	49
Equity securities	298	903	298	829
Share of revaluation surplus in subsidiaries and associated companies using the equity method	-	-	-	74
Total	(529)	952	(529)	952

As of December 31, 2005 and 2004, a maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	2005				2004			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	5,912	16,260	4,699	26,871	5,524	25,164	5,512	36,200
1.2 Private enterprise debt instruments	449	1,761	-	2,210	287	2,559	-	2,846
1.3 Foreign debt instruments	16,364	5,845	5,370	27,579	9,458	10,809	3,834	24,101
Total	22,725	23,866	10,069	56,660	15,269	38,532	9,346	63,147
(Less)add Allowance for revaluation	(52)	(444)	(330)	(826)	19	126	(95)	50
(Less) Allowance for impairment	(7)	-	-	(7)	-	-	-	-
Total	22,666	23,422	9,739	55,827	15,288	38,658	9,251	63,197
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	10,751	5,378	5,580	21,709	4,624	15,472	6,326	26,422
2.2 Private enterprise debt instruments	14	209	786	1,009	4	278	783	1,065
2.3 Foreign debt instruments	10,100	3,390	-	13,490	2,210	11,428	-	13,638
Total	20,865	8,977	6,366	36,208	6,838	27,178	7,109	41,125
Less Allowance for impairment	-	-	(786)	(786)	(30)	-	(783)	(813)
Total	20,865	8,977	5,580	35,422	6,808	27,178	6,326	40,312
Total Debt Instruments	43,531	32,399	15,319	91,249	22,096	65,836	15,577	103,509

(Million Baht)

	The Bank							
	2005				2004			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	5,912	16,260	4,699	26,871	5,524	25,164	5,512	36,200
1.2 Private enterprise debt instruments	449	1,761	-	2,210	287	2,559	-	2,846
1.3 Foreign debt instruments	16,364	5,845	5,370	27,579	9,458	10,809	3,834	24,101
Total	22,725	23,866	10,069	56,660	15,269	38,532	9,346	63,147
(Less)add Allowance for revaluation	(52)	(444)	(330)	(826)	19	126	(95)	50
(Less) Allowance for impairment	(7)	-	-	(7)	-	-	-	-
Total	22,666	23,422	9,739	55,827	15,288	38,658	9,251	63,197
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	10,057	5,378	5,580	21,015	2,957	15,401	6,326	24,684
2.2 Private enterprise debt instruments	14	209	786	1,009	4	278	783	1,065
2.3 Foreign debt instruments	10,100	3,390	-	13,490	2,210	11,428	-	13,638
Total	20,171	8,977	6,366	35,514	5,171	27,107	7,109	39,387
Less Allowance for impairment	-	-	(786)	(786)	(30)	-	(783)	(813)
Total	20,171	8,977	5,580	34,728	5,141	27,107	6,326	38,574
Total Debt Instruments	42,837	32,399	15,319	90,555	20,429	65,765	15,577	101,771

mw

As of December 31, 2005 and 2004, investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

Consolidated

2005

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	6	34	200	3	2	-	(236)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	768	494	-	2	38	(1,219)
4. Investment in receivables with uncertainty in settlement or in default	2,250	-	-	1,980	-	-	(270)
Total	2,256	803	825	1,983	4	38	(1,857)

(Million Baht)

	Consolidated 2004						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	-	121	200	-	14	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	967	452	-	2	-	(1,417)
4. Investment in receivables with uncertainty in settlement or in default	3,356	-	-	1,372	-	-	(1,984)
Total	3,356	1,089	783	1,372	16	-	(3,842)

mw

(Million Baht)

	The Bank 2005						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	6	34	200	3	2	-	(236)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	768	494	-	2	38	(1,219)
4. Investment in receivables with uncertainty in settlement or in default	896	-	-	721	-	-	(175)
Total	902	803	825	724	4	38	(1,762)

(Million Baht)

	The Bank				
	2004				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	121	200	14	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	967	452	2	-	(1,417)
Total	1,089	783	16	-	(1,858)

MW

As of December 31, 2005 and 2004, investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Phethai Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	3,912	3,659
Ploy Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	2,080	5,000	-	2,938
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,122	1,700	923	1,374
Progress Gunpai Co., Ltd.	Service	99.99%	99.99%	21	21	73	54	21	21	73	54
Progress Plus Co., Ltd.	Service	99.99%	99.99%	4	4	24	26	4	4	24	26
Kasikorn Factoring Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	237	237	386	304
Kasikorn Research Center Co., Ltd.	Service	99.99%	99.99%	-	3	-	21	6	3	16	21
Progress Facilities Management Co., Ltd.	Service	99.99%	99.99%	5	5	15	16	5	5	15	16
Progress Management Co., Ltd.	Service	99.99%	99.99%	6	6	17	11	6	6	17	11
Kasikorn Leasing Co., Ltd.	Lending	99.99%	99.99%	-	60	-	60	210	60	121	60
Progress Software Co., Ltd.	Service	99.99%	99.99%	18	18	62	45	18	18	62	45
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	99.99%	71.42%	-	-	-	-	2,003	683	1,983	594
Progress Storage Co., Ltd.	Service	99.98%	99.98%	3	3	16	18	3	3	16	18
Kasikorn Securities Public Co., Ltd.	Securities Business	99.98%	99.91%	-	-	-	-	1,312	1,310	1,176	1,305
Progress Services Co., Ltd.	Service	99.97%	99.97%	2	2	18	26	2	2	18	26

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments				The Bank Investments			
				Cost method		Equity method		Cost method		Equity method	
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Progress HR Co., Ltd.	Service	99.93%	99.93%	1	1	4	1	1	1	4	1
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	37	26	5	5	37	26
Thai Administration Services Co., Ltd. *	Service	-	51.00%	-	13	-	19	-	13	-	19
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	181	160	3	3	181	160
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	-	1	1	1	-	1
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	3	3	2	2	3	3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	1	3	14	14	1	3
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	40	168	355	355	40	168
E.S. Industries Co., Ltd.	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
Total				451	527	502	669	13,419	15,455	9,019	10,843
Less Allowance for impairment				(381)	(383)	(52)	(207)	(3,333)	(3,335)	(52)	(207)
Investments in Subsidiaries and Associated Companies – Net				70	144	450	462	10,086	12,120	8,967	10,636

*On January 30, 2005, the Bank has sold its investment in Thai Administration Services Co., Ltd.

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements and from management information that has not been audited or reviewed by the auditors.

As of December 31, 2005 and 2004, investments held by the Bank and its subsidiaries, that comprised more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Agricultural and mining	49	48	-	-
Manufacturing and commerce	254	277	254	277
Property development and construction	1,062	1,153	1,062	1,153
Infrastructure and services	28	6	23	1
Others	615	394	615	394
Total	2,008	1,878	1,954	1,825

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the audited financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

As of December 31, 2005 and 2004

	Million Baht	
	2005	2004
ASSETS		
Cash and deposits at financial institution	71	161
Long-term investments – net	40	50
Investments in receivables – net	4,266	4,981
Loans, receivables and accrued interest receivables – net	3,633	4,508
Properties foreclosed – net	4,393	1,124
Equipment – net	4	6
Other assets – net	539	402
Total Assets	12,946	11,232
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institution	8,925	7,440
Other liabilities	109	133
Shareholders' Equity	3,912	3,659
Total Liabilities and Shareholders' Equity	12,946	11,232

Phethai Asset Management Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2005 and 2004

	Million Baht	
	2005	2004
Interest and dividend income	457	608
Interest expense	130	98
Net income from interest and dividend	327	510
Bad debt and doubtful accounts (reversal)	2	(104)
Loss on debt restructuring	432	1,018
Expense from interest and dividend after bad debt and doubtful accounts (reversal) and loss on debt restructuring	(107)	(404)
Non-interest income	688	735
Non-interest expense	327	395
Net profit (loss)	254	(64)
Basic earnings (loss) per share (Baht)	0.42	(0.11)

mw

Phethai Asset Management Company Limited

Statements of Cash Flows

For Each of the Years Ended December 31, 2005 and 2004

	Million Baht	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss)	254	(64)
Add (less) Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain on transfer of financial assets	(297)	(829)
Loss on impairment of investments in receivables	147	265
Bad debt and doubtful accounts (reversal)	2	(104)
Loss on debt restructuring	432	1,018
Interest income from amortization of revaluation allowance for debt restructuring	(149)	(320)
Depreciation and amortization	7	6
Loss on impairment of properties foreclosed	137	65
Loss on impairment of assets to be transferred	-	59
Loss on impairment of investments	12	7
Reversal of loss on impairment of other assets	(36)	(34)
Gain on sale of securities for investments	(1)	-
Increase(decrease) in accrued interest payables	13	(27)
(Decrease) increase in accrued expenses	(3)	30
Net profit from operations before changes in operating assets and liabilities	518	72
(Increase) decrease in operating assets		
Investments in receivables	(1,709)	459
Loans and receivables	1,706	3,836
Properties foreclosed	(1,915)	64
Other assets	(148)	20
(Decrease) increase in operating liabilities		
Other liabilities	(34)	47
Net Cash (Used in) Provided by Operating Activities	(1,582)	4,498
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of general long-term investments	-	(31)
Proceeds from disposal of general long-term investments	7	-
Purchases of intangible assets	-	(7)
Purchases of equipment	-	(1)
Net Cash Provided by (Used in) Investing Activities	7	(39)

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Years Ended December 31, 2005 and 2004

	Million Baht	
	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings from financial institutions	1,485	-
Cash paid for repayment of borrowings from financial institutions	-	(4,410)
Net Cash Provided by (Used in) Financing Activities	1,485	(4,410)
Net (decrease) increase in cash and cash equivalents	(90)	49
Cash and cash equivalents at the beginning of the years	161	112
Cash and cash equivalents at the end of the years	71	161
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid (received) during the years		
Interest expense	117	125
Income tax	13	(2)

Ploy Asset Management Company Limited

(In Liquidation)

Condensed Balance Sheets

As of December 31, 2005 and 2004

	Million Baht	
	2005	2004
		(Restated)
ASSETS		
Cash and deposits at financial institutions	33	23
Long-term investments – net	-	185
Investments in receivables – net	-	1,372
Loans, receivables and accrued interest receivables – net	-	4,013
Properties foreclosed – net	-	2,973
Leasehold improvement and equipment – net	-	1
Other assets – net	-	87
Total Assets	33	8,654
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	-	5,665
Other liabilities	-	198
Shareholders' Equity	33	2,791
Total Liabilities and Shareholders' Equity	33	8,654

Ploy Asset Management Company Limited

(In Liquidation)

Condensed Statements of Income

For Each of The Years Ended December 31, 2005 and 2004

	Million Baht	
	2005	2004 (Restated)
Interest and dividend income	239	1,186
Interest expense	13	69
Net income from interest and dividend	226	1,117
Reversal of bad debt and doubtful accounts	(182)	(510)
Loss on debt restructuring	199	1,572
Net income from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	209	55
Non-interest income (expense)	173	(205)
Non-interest expense	146	428
Net profit (loss)	236	(578)
Basic earnings (loss) per share (Baht)	0.52	(1.16)

Ploy Asset Management Company Limited

(In Liquidation)

Statements of Cash Flows

For Each of the Years Ended December 31, 2005 and 2004

	Million Baht	
	2005	2004 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss)	236	(578)
Add (less) Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain on investments in securities	(96)	(224)
Loss on transfer of financial assets	-	569
Reversal of bad debt and doubtful accounts	(182)	(510)
Loss on debt restructuring	199	1,572
Interest income from amortization of revaluation allowance for debt restructuring	(159)	(953)
Depreciation and amortization	1	2
Loss on impairment of properties foreclosed	1	95
Reversal of loss on impairment of other assets	-	(2)
Decrease in accrued interest payables	(4)	-
(Decrease) increase in accrued expenses	(8)	1
Net (loss) from operations before changes in operating assets and liabilities	(12)	(28)
Decrease in operating assets		
Investments in receivables	1,355	17
Loans and receivables	898	1,700
Properties foreclosed	3,048	32
Prepaid income tax	1	23
Other assets	72	2
(Decrease) increase in operating liabilities		
FIDF payable	(182)	182
Deferred income	-	(6)
Other liabilities	(7)	(5)
Net Cash Provided by Operating Activities	5,173	1,917

mw

Ploy Asset Management Company Limited

(In Liquidation)

Statements of Cash Flows (Continued)

For Each of the Years Ended December 31, 2005 and 2004

	Million Baht	
	2005	2004 (Restated)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	209	362
Purchases of long-term investments	(2)	-
Net Cash Provided by Investing Activities	207	362
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for capital returned to shareholder	(2,920)	-
Cash paid for repayment of borrowing from financial institutions	(2,450)	(2,340)
Net Cash Used in Financing Activities	(5,370)	(2,340)
Net increase (decrease) in cash and cash equivalents	10	(61)
Cash and cash equivalents at the beginning of the years	23	84
Cash and cash equivalents at the end of the years	33	23
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid (received) during the years		
Interest expense	17	68
Income tax	(3)	(23)

Progress Land and Buildings Company Limited

Condensed Balance Sheets

As of December 31, 2005 and 2004

	Million Baht	
	2005	2004
ASSETS		
Cash and deposits at financial institutions	89	109
Investments – net	-	358
Other current assets	8	7
Properties foreclosed – net	503	565
Premises and equipment – net	336	347
Total Assets	936	1,386
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	13	11
Shareholders' equity	923	1,375
Total Liabilities and Shareholders' Equity	936	1,386

Progress Land and Buildings Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2005 and 2004

	Million Baht	
	2005	2004
Revenues	48	118
Expense	36	99
Net profit	12	19
Earnings per share (Baht)	0.78	0.94

mw

Kasikorn Factoring Company Limited

Condensed Balance Sheets

As of December 31, 2005 and 2004

	Million Baht	
	2005	2004
ASSETS		
Current Assets		
Cash and deposits at financial institutions	110	103
Current portion of factoring receivables – net	2,386	2,092
Current portion of finance lease receivables – net	94	90
Current portion of hire purchase receivables – net	5	5
Current portion of installation receivables – net	19	12
Other current assets	25	16
Non-Current Assets		
Factoring receivables - net	114	86
Finance lease receivables – net	125	59
Hire purchase receivable - net	4	8
Installment receivables – net	17	26
Other non-current assets	21	15
Total Assets	2,920	2,512
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	2,260	1,700
Accounts payables	-	4
Current portion of long-term loan	185	260
Long term loan - net	60	220
Other liabilities	37	34
Shareholders' Equity	378	294
Total Liabilities and Shareholders' Equity	2,920	2,512

Kasikorn Factoring Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2005 and 2004

	Million Baht	
	2005	2004
Revenues	281	244
Expense	198	168
Net profit	83	76
Earnings per share (Baht)	52.14	47.71

Kasikorn Research Center Company Limited

Condensed Balance Sheet

As of December 31, 2005 and 2004

	Million Baht	
	2005	2004
ASSETS		
Cash and cash equivalents	18	18
Other assets	5	5
Total Assets	23	23
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	7	7
Shareholders' Equity	16	16
Total Liabilities and Shareholders' Equity	23	23

Kasikorn Research Center Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2005 and 2004

	Million Baht	
	2005	2004
Revenues	57	48
Expense	56	53
Net profit (loss)	1	(5)
Earnings (loss) per share (Baht)	11.51	(46.54)

mw

Kasikorn Leasing Company Limited

Condensed Balance Sheet

As of December 31, 2005 and 2004

	Million Baht	
	2005	2004
ASSETS		
Current assets		
Cash and cash equivalents	231	60
Current portion of hire purchase receivables – net	1,327	-
Current portion of finance lease receivables – net	72	-
Loans to sales representatives receivables – net	572	-
Other current assets	213	-
Non-current assets		
Hire purchase receivables – net	827	-
Finance lease receivables – net	33	-
Premises and equipment – net	31	-
Total Assets	3,306	60
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	1,038	-
Current portion of long-term loan	55	-
Other current liabilities	81	
Long term loan - net	2,010	-
Shareholders' Equity	122	60
Total Liabilities and Shareholders' Equity	3,306	60

Kasikorn Leasing Company Limited

Condensed Statements of Income

For the Years Ended December 31, 2005

	Million Baht
	2005
Revenues	21
Expense	109
Net loss	(88)
Loss per share (Baht)	(10.30)

Kasikorn Securities Public Company Limited

Condensed Balance Sheets

As of December 31, 2005 and 2004

	Million Baht	
	2005	2004
ASSETS		
Cash and cash equivalents	529	2
Investments – net	50	760
Securities business receivables	80	-
Premises and equipment – net	101	-
Other assets – net	58	10
Total Assets	818	772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	132	3
Shareholders' Equity	686	769
Total Liabilities and Shareholders' Equity	818	772

mw

Kasikorn Securities Public Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2005 and 2004

	Million Baht	
	2005	2004
Revenues	36	456
Expenses	120	357
Net (loss) profit	(84)	99
(Loss) earning per share (Baht)	(1.39)	1.65

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

As of December 31, 2005 and 2004

	Million Baht	
	2005	2004
ASSETS		
Cash and cash equivalents	110	83
Investments – net	701	627
Fee receivables	105	81
Premises and equipment – net	150	162
Properties foreclosed – net	1	1
Other assets - net	287	338
Total Assets	1,354	1,292
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	169	166
Shareholders' Equity	1,185	1,126
Total Liabilities and Shareholders' Equity	1,354	1,292

mw

Kasikorn Asset Management Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2005 and 2004

	Million Baht	
	2005	2004
Revenues	924	767
Expense	656	559
Net profit	268	208
Earnings per share (Baht)	9.86	7.69

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets					
	2005 (Unaudited) (Reviewed)			2004 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Progress Gunpai Co., Ltd.	170	97	73	134	87	47
Progress Plus Co., Ltd.	54	30	24	69	46	23
Progress Facilities Management Co., Ltd.	25	10	15	25	9	16
Progress Services Co., Ltd.	26	8	18	33	6	27
Progress Management Co., Ltd.	23	7	16	17	6	11
Progress Storage Co., Ltd.	20	4	16	20	3	17
Progress Appraisal Co., Ltd.	56	20	36	47	19	28
Progress Software Co., Ltd.	101	38	63	62	21	41
Thai Administration Services Co., Ltd.*	-	-	-	89	52	37
Progress HR Co., Ltd.	12	8	4	1	-	1
	487	222	265	497	249	248

*On January 30, 2005, the Bank sold its investment in Thai Administration Services Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Years Ended December 31,

	2005 (Unaudited) (Reviewed)				2004 (Audited)			
	Revenue	Expenses	Net Profit (loss)	Earnings (loss) per Share (Baht)	Revenue	Expenses	Net Profit	Earnings per Share (Baht)
Progress Gunpai Co., Ltd.	228	201	27	134.27	167	154	13	66.28
Progress Plus Co., Ltd.	155	154	1	3.44	372	368	4	19.16
Progress Facilities Management Co., Ltd.	69	65	4	87.48	61	57	4	72.86
Progress Services Co., Ltd.	155	145	10	524.66	146	136	10	507.78
Progress Management Co., Ltd.	44	39	5	79.85	35	33	2	36.48
Progress Storage Co., Ltd.	32	24	8	265.88	26	19	7	225.23
Progress Appraisal Co., Ltd.	167	159	8	1,667.26	150	137	13	2,510.95
Progress Software Co., Ltd.	167	144	23	225.75	109	98	11	106.48
Progress HR Co., Ltd.	21	22	(1)	(55.62)	-	-	-	-
Thai Administration Services Co., Ltd.*	-	-	-	-	93	83	10	4.04
	1,038	953	85		1,159	1,085	74	

*On January 30, 2005, the Bank sold its investment in Thai Administration Services Co., Ltd.

8 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables as of December 31, 2005 and 2004 consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Overdrafts	123,940	133,708	118,536	125,871
Loans	271,048	259,209	266,317	243,911
Bills	207,216	177,657	217,019	189,467
Others	24,743	22,015	19,218	18,868
Total	626,947	592,589	621,090	578,117
Add Accrued interest receivable	1,745	2,455	1,319	1,318
	628,692	595,044	622,409	579,435
Less Allowance for doubtful accounts	(34,767)	(41,468)	(26,721)	(29,368)
Less Revaluation allowance for debt restructuring	(2,672)	(4,878)	(2,355)	(2,297)
Total	591,253	548,698	593,333	547,770

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Within 1 year	398,190	374,926	402,257	378,858
Over 1 year	230,502	220,118	220,152	200,577
Total	628,692	595,044	622,409	579,435

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	606,292	12	606,304	568,678	12	568,690
US Dollars	18,898	985	19,883	21,496	1,442	22,938
Other currencies	2,495	10	2,505	3,400	16	3,416
Total	627,685	1,007	628,692	593,574	1,470	595,044

(Million Baht)

	The Bank					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	600,009	12	600,021	553,069	12	553,081
US Dollars	18,898	985	19,883	21,496	1,442	22,938
Other currencies	2,495	10	2,505	3,400	16	3,416
Total	621,402	1,007	622,409	577,965	1,470	579,435

4. Classified by Type of Business and Account Status

(Million Baht)

	Consolidated					
	2005					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	16,011	180	102	294	1,578	18,165
Manufacturing and commerce	346,321	2,486	2,771	7,701	22,012	381,291
Property development and construction	30,339	444	579	1,808	6,912	40,082
Infrastructure and services	62,070	694	301	1,121	3,407	67,593
Housing loans	65,384	934	504	609	5,313	72,744
Others	46,463	345	259	578	1,172	48,817
Total	566,588	5,083	4,516	12,111	40,394	628,692

(Million Baht)

	Consolidated 2004					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	14,929	406	394	359	2,032	18,120
Manufacturing and commerce	312,043	2,902	3,020	8,091	27,195	353,251
Property development and construction	30,187	841	1,029	720	8,792	41,569
Infrastructure and services	51,607	752	2,904	1,361	5,670	62,294
Housing loans	53,488	950	802	868	8,211	64,319
Others	50,215	432	296	604	1,489	53,036
	512,469	6,283	8,445	12,003	53,389	592,589
Kasikorn Factoring Co., Ltd.						2,455
Total						595,044

(Million Baht)

	The Bank 2005					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	15,959	180	102	294	1,378	17,913
Manufacturing and commerce	341,995	2,377	2,761	7,674	15,416	370,223
Property development and construction	29,911	422	579	1,807	4,000	36,719
Infrastructure and services	59,342	628	299	1,120	2,544	63,933
Housing loans	65,230	919	504	609	3,918	71,180
Others	60,368	335	259	578	901	62,441
Total	572,805	4,861	4,504	12,082	28,157	622,409

(Million Baht)

	The Bank 2004					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	14,926	337	394	359	1,711	17,727
Manufacturing and commerces	307,049	2,438	3,020	8,091	18,482	339,080
Property development and construction	27,343	448	1,029	720	5,546	35,086
Infrastructure and services	49,766	562	2,904	1,361	4,114	58,707
Housing loans	53,288	840	802	868	5,832	61,630
Others	64,817	387	296	604	1,101	67,205
Total	517,189	5,012	8,445	12,003	36,786	579,435

5. Classified by Account Status

(Million Baht)

	Consolidated 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	566,588	224,660	1	5,688*
Special Mention	5,083	882	2	102
Sub-Standard	4,516	1,024	20	205
Doubtful	12,111	5,239	50	2,619
Doubtful of Loss	40,394	14,678	100	14,730**
Allowance established in excess of BOT regulations	-	-		11,423
Total	628,692	246,483		34,767

(Million Baht)

	Consolidated 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	512,469	171,697	1	5,692*
Special Mention	6,283	1,377	2	191
Sub-Standard	8,445	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of Loss	53,389	18,598	100	18,928**
Allowance established in excess of BOT regulations	-	-		14,182
	592,589	198,750		41,389
Kasikorn Factoring Co., Ltd.	2,455	2,455		79
Total	595,044	201,205		41,468

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT regulations.

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

(Million Baht)

	The Bank 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	572,805	233,166	1	5,728
Special Mention	4,861	741	2	97
Sub-Standard	4,504	1,013	20	202
Doubtful	12,082	5,212	50	2,606
Doubtful of Loss	28,157	9,251	100	9,304**
Allowance established in excess of BOT regulations	-	-		8,784
Total	622,409	249,383		26,721

(Million Baht)

	The Bank			
	2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	517,189	181,668	1	5,175
Special Mention	5,012	957	2	100
Sub-Standard	8,445	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of Loss	36,786	11,560	100	11,831**
Allowance established in Excess of BOT regulations	-	-		9,866
Total	579,435	201,263		29,368

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, effective for financial statements ended December 31, 2002, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

As of December 31, 2005 and 2004, non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	2005				
	The Bank	Phethai - AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-performing loans	44,388	11,720	109	-	56,217
Total loans used for NPL ratio calculation (1)	627,066	14,424	2,847	2,860	632,922 (2)
Percentage of total loans	7.08	81.25	3.84	-	8.88

(Million Baht)

	2004			
	The Bank	Phethai - AMC (Original principal)	Ploy - AMC	The Bank and AMC
Non-performing loans	56,870	14,407	1,532	72,809
Total loans used for NPL ratio calculation [(1)]	579,885	19,002	7,939	591,901[(2)]
Percentage of total loans	9.81	75.82	19.31	12.30

[(1)] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[(2)] Excluding loans to subsidiaries, as of December 31, 2005 and 2004 amounting to Baht 14,275 million and Baht 14,925 million, respectively.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	2005				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	55,656	14,424	98	-	70,178
Total loans used for ratio Calculation*	627,066	14,424	2,847	2,860	632,922**
Percentage of total loans	8.88	100.00	3.46	-	11.09

(Million Baht)

	2004				
	The Bank	Phethai – AMC (Original principals)	Ploy – AMC	Kasikorn Factoring	The Bank and Subsidiaries
Non-accrual loans	71,353	19,002	7,939	55	98,349
Total loans used for ratio Calculation*	579,885	19,002	7,939	2,455	594,356**
Percentage of total loans	12.31	100.00	100.00	2.23	16.55

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of December 31, 2005 and 2004 amounting to Baht 14,275 million and Baht 14,925 million, respectively.

As of December 31, 2005 and 2004, loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	2005			2004		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,093	397	61	1,499	834	274

(Million Baht)

	The Bank					
	2005			2004		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	1,049	397	16	1,148	530	227

As of December 31, 2005 and 2004, the outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	2005			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,925
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,740
	Bills	At Call	Money Market Rate + Spread 1% at least	400
	Loans	1-2 Years	Fixed Rate	245
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	2,065
	Loans	1-4 Years	Fixed Rate	900

(Million Baht)

	2004			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	7,440
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	5,665
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,340
	Loans	3 Years	Fixed Rate	480

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For each of the years ended December 31, 2005 and 2004, the Bank transferred to TAMC sub-quality assets relating to 2 borrowers and 4 borrowers with a gross book value (as of their transfer dates) of Baht 19 million and Baht 61 million, respectively (up to December 31, 2005 totaling Baht 14,557 million). The estimated total transfer price was Baht 15 million and Baht 61 million (up to December 31, 2005 totaling Baht 10,123 million). As of December 31, 2005, the Bank received promissory notes from TAMC of Baht 10,118 million and TAMC is examining the remaining assets of Baht 5 million and will confirm the transfer price in order to issue notes to the Bank within the aforementioned timeframe.

9 TROUBLED DEBT RESTRUCTURING

During the years ended December 31, 2005 and 2004, the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2005		2004		2005		2004	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	2,514	14,787	5,227	31,398	2,115	9,574	4,454	17,634
Debt restructuring contracts that incurred no losses	14,276	20,943	14,218	26,057	14,061	19,866	13,478	23,239
Total	16,790	35,730	19,445	57,455	16,176	29,440	17,932	40,873

Losses on debt restructuring for each of the years ended December 31, 2005 and 2004 were as follows:

(Million Baht)

	Consolidated 2005					
		The Outstanding Debt		Transferred Assets		Loss on Debt
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Restructuring
Transfers of assets	1,792	5,985	-	Cash, land, premises and investments	3,834	2,151
Changes of repayment conditions	617	7,081	6,548	-	-	869
Debt restructuring in various forms	105	1,721	1,028	Cash, land, premises and investments	572	422
Total	2,514	14,787	7,576		4,406	3,442

(Million Baht)

Consolidated

2004

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	4,049	13,115	-	Cash, land, Premises and investments	8,113	5,002
Changes of repayment conditions	852	14,105	13,285	-	-	1,973
Debt restructuring in various forms	326	4,178	1,559	Cash, land, premises and investments	1,108	2,152
Total	5,227	31,398	14,844		9,221	9,127

(Million Baht)

The Bank

2005

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,675	5,336	-	Cash, land, premises and investments	3,456	1,880
Changes of repayment conditions	341	2,537	2,242	-	-	512
Debt restructuring in various forms	99	1,701	1,016	Cash, land, premises and investments	566	419
Total	2,115	9,574	3,258		4,022	2,811

(Million Baht)

The Bank

2004

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	After Restructuring	Transferred Assets Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	3,926	11,822	-	Cash, land, premises and investments	7,386	4,436
Changes of repayment conditions	247	2,351	2,142	-	-	410
Debt restructuring in various forms	281	3,461	1,312	Cash, land, premises and investments	977	1,691
Total	4,454	17,634	3,454		8,363	6,537

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the years ended December 31, 2005 and 2004 are as follows:

(Million Baht)

Consolidated

Terms of debt restructuring agreements	2005 Cases	The Outstanding Debt Before Restructuring	After Restructuring	End of Years	2004 Cases	The Outstanding Debt Before Restructuring	After Restructuring	End of Years
Less than 5 years	431	4,470	3,691	2,339	900	12,730	10,578	8,367
5 to 10 years	110	2,772	2,389	1,876	159	2,065	1,528	1,298
Over 10 years	181	1,560	1,496	1,163	119	3,488	2,738	2,388
Total	722	8,802	7,576	5,378	1,178	18,283	14,844	12,053

(Million Baht)

	The Bank							
	2005				2004			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Year	Cases	Restructuring	Restructuring	Year
Less than 5 years	272	2,243	1,652	1,214	476	4,152	2,755	2,238
5 to 10 years	76	1,592	1,258	1,210	21	353	104	103
Over 10 years	92	403	348	243	31	1,307	595	588
Total	440	4,238	3,258	2,667	528	5,812	3,454	2,929

The Bank and its subsidiaries recognized interest income from debt restructuring for each of the years ended December 31, 2005 and 2004 as follows:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Debt restructuring contracts that incurred losses	790	2,352	411	927

As of December 31, 2005 and 2004, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	2005	2004
Debt restructuring contracts that incurred losses	89	90

As of December 31, 2005 and 2004, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the year as follows:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Debt restructuring contracts that incurred losses	5,378	12,053	2,667	2,929
Debt restructuring contracts that incurred no losses	14,502	16,220	13,800	14,343
Total	19,880	28,273	16,467	17,272

As of December 31, 2005 and 2004, the Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Debt restructuring contracts that incurred losses	19,844	23,448	17,074	14,625
Debt restructuring contracts that incurred no losses	30,228	44,293	28,967	39,532
Total	50,072	67,741	46,041	54,157

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the years were as follows:

(Million Baht)

	Consolidated 2005						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,692	191	761	1,635	18,928	14,182	41,389
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	472	(75)	(559)	971	2,699	(2,958)	550
Bad debts recovered	-	-	-	-	955	-	955
Bad debts written off	-	-	-	-	(6,133)	-	(6,133)
Allowance for loans transferred to TAMC	-	-	-	-	4	-	4
Allowance for loans transferred to KBank	(502)	(16)	-	-	(1,716)	(607)	(2,841)
Kasikorn Factoring Co., Ltd*	26	2	3	13	33	6	83
Others	-	-	-	-	(557)	800	243
Balance at end of the year	5,688	102	205	2,619	14,730	11,423	34,767

*As of December 31, 2005 , allowance for receivables of Kasikorn Factoring Co., Ltd. has been classified under BoT regulations.

(Million Baht)

	Consolidated 2004						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	4,424	276	130	928	34,891	20,145**	60,794
Transferred from investments in receivables	-	-	-	-	778	-	778
Doubtful accounts (reversal)	1,268	(85)	631	707	(2,142)	(5,963)**	(5,584)
Bad debts recovered	-	-	-	-	1,565	-	1,565
Bad debts written off	-	-	-	-	(16,348)	-	(16,348)
Others	-	-	-	-	184	-	184
Balance at end of the year	5,692	191	761	1,635	18,928	14,182	41,389
Kasikorn Factoring Co., Ltd							79
Balance at end of the year							41,468

** Include normalized provisioning of Baht 1,600 million for balance at the beginning of the year and of Baht 800 million for additional normalized provisions during the year.

(Million Baht)

The Bank

2005

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	5,175	100	761	1,635	11,831	9,866	29,368
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	553	(3)	(559)	971	1,179	(1,082)	1,059
Bad debt recovered	-	-	-	-	955	-	955
Bad debt written off	-	-	-	-	(5,108)	-	(5,108)
Allowance for loans transferred to TAMC	-	-	-	-	4	-	4
Others	-	-	-	-	(74)	-	(74)
Balance at end of the year	5,728	97	202	2,606	9,304	8,784	26,721

(Million Baht)

The Bank

2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	4,515	245	130	928	23,563	15,215**	44,596
Doubtful accounts (reversal)	660	(145)	631	707	(785)	(5,349)**	(4,281)
Bad debt recovered	-	-	-	-	1,565	-	1,565
Bad debt written off	-	-	-	-	(12,381)	-	(12,381)
Others	-	-	-	-	(131)	-	(131)
Balance at end of the year	5,175	100	761	1,635	11,831	9,866	29,368

** Include normalized provisioning of Baht 1,600 million for balance at beginning of the year and of Baht 800 million for additional normalized provisions during the year.

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the years were as follows:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Balance at beginning of the year	4,878	6,666	2,297	4,721
Increase	552	1,586	432	513
Decrease due to writing off	(665)	(2,699)	(665)	(2,699)
Transfer on loan disposal	(1,257)	-	-	-
Change of classification	(464)	837	355	-
Amortization to interest income	(372)	(1,512)	(64)	(238)
Balance at end of the year	2,672	4,878	2,355	2,297

12 PROPERTIES FORECLOSED

Properties foreclosed as of December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated 2005			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	20,263	5,139	(5,418)	19,984
1.2 Movable assets	28	-	-	28
Total	20,291	5,139	(5,418)	20,012
2. Others	926	-	(174)	752
Total Foreclosed Properties	21,217	5,139	(5,592)	20,764
Less Allowances for impairment	(3,820)	(381)	900	(3,301)
Total Foreclosed Properties – net	17,397	4,758	(4,692)	17,463

(Million Baht)

Consolidated

2004

Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	17,075	5,780	(2,592)	20,263
1.2 Movable assets	28	-	-	28
Total	17,103	5,780	(2,592)	20,291
2. Others	1,169	4	(247)	926
Total Foreclosed Properties	18,272	5,784	(2,839)	21,217
Less Allowances for impairment	(3,755)	(705)	640	(3,820)
Total Foreclosed Properties – net	14,517	5,079	(2,199)	17,397

(Million Baht)

The Bank

2005

Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,797	3,478	(4,239)	15,036
1.2 Movable assets	28	-	-	28
Total	15,825	3,478	(4,239)	15,064
2. Others	246	-	(85)	161
Total Foreclosed Properties	16,071	3,478	(4,324)	15,225
Less Allowances for impairment	(3,336)	(63)	777	(2,622)
Total Foreclosed Properties - net	12,735	3,415	(3,547)	12,603

mw

(Million Baht)

	The Bank 2004			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	13,891	4,285	(2,379)	15,797
1.2 Movable assets	28	-	-	28
Total	13,919	4,285	(2,379)	15,825
2. Others	283	-	(37)	246
Total Foreclosed Properties	14,202	4,285	(2,416)	16,071
Less Allowances for impairment	(3,342)	(545)	551	(3,336)
Total Foreclosed Properties - net	10,860	3,740	(1,865)	12,735

13 CLASSIFIED ASSETS

As of December 31, 2005 and 2004, assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower,were as follows:

(Million Baht)

	Consolidated 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	571,646	-	-	571,646
Special Mention	-	5,039	-	-	5,039
Sub-Standard	-	4,515	-	-	4,515
Doubtful	-	12,110	-	-	12,110
Doubtful of Loss	3,526	40,395	1,712	773	46,406
Total	3,526	633,705	1,712	773	639,716

(Million Baht)

	Consolidated				
	2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	516,385	-	-	516,385
Special Mention	-	6,283	-	-	6,283
Sub-Standard	-	8,445	-	-	8,445
Doubtful	-	12,024	-	-	12,024
Doubtful of Loss	5,160	53,422	1,736	1,102	61,420
Total	5,160	596,559	1,736	1,102	604,557

(Million Baht)

	The Bank				
	2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	577,862	-	-	577,862
Special Mention	-	4,817	-	-	4,817
Sub-Standard	-	4,504	-	-	4,504
Doubtful	-	12,083	-	-	12,083
Doubtful of Loss	3,405	28,156	1,402	745	33,708
Total	3,405	627,422	1,402	745	632,974

(Million Baht)

	The Bank				
	2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	518,704	-	-	518,704
Special Mention	-	5,012	-	-	5,012
Sub-Standard	-	8,445	-	-	8,445
Doubtful	-	12,003	-	-	12,003
Doubtful of Loss	3,162	36,786	1,369	991	42,308
Total	3,162	580,950	1,369	991	586,472

14 PREMISES AND EQUIPMENT

From October 1, 2004, estimated useful lives of buildings acquired after July 1996 have been prospectively changed from 30 years to 50 years in accordance with the estimation of independent appraisers.

Changes in premises and equipment for the years ended December 31, 2005 and 2004 are summarized as follows:

(Million Baht)

Consolidated

2005

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,945	-	-	-	-	-	2,945	-	-	-	-	-	-	483	(34)	449	2,462	2,496
Revalued cost	5,957	-	-	170	-	-	6,127	-	-	-	-	-	-	-	-	-	5,957	6,127
Building																		
Cost	9,316	-	174	-	-	-	9,490	3,322	203	-	-	(1)	3,524	334	(84)	250	5,660	5,716
Revalued cost	4,887	-	-	2,080	-	-	6,967	2,082	147	841	-	-	3,070	-	-	-	2,805	3,897
Equipment	11,955	91	968	-	(105)	(161)	12,748	9,777	662	-	(102)	(143)	10,194	1	(1)	-	2,177	2,554
Others	734	1,126	3	-	(7)	(1,144)	712	48	15	-	(4)	2	61	-	-	-	686	651
Total	35,794	1,217	1,145	2,250	(112)	(1,305)	38,989	15,229	1,027	841	(106)	(142)	16,849	818	(119)	699	19,747	21,441

Consolidated

2004

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
Land																
Cost	2,936	-	9	-	-	2,945	-	-	-	-	-	479	4	483	2,457	2,462
Revalued cost	5,957	-	-	-	-	5,957	-	-	-	-	-	-	-	-	5,957	5,957
Building																
Cost	9,303	-	19	-	(6)	9,316	3,074	249	-	(1)	3,322	334	-	334	5,895	5,660
Revalued cost	4,887	-	-	-	-	4,887	1,942	140	-	-	2,082	-	-	-	2,945	2,805
Equipment	11,669	3	485	(51)	(151)	11,955	9,260	714	(50)	(147)	9,777	-	1	1	2,409	2,177
Others	469	900	-	(14)	(621)	734	48	13	(13)	-	48	-	-	-	421	686
Total	35,221	903	513	(65)	(778)	35,794	14,324	1,116	(63)	(148)	15,229	813	5	818	20,084	19,747

Depreciation presented in the statement of income of the Bank and its subsidiaries for each of the years ended December 31, 2005 and 2004 amounted to Baht 1,026 million and Baht 1,116 million, respectively (including depreciation on building revaluation of Baht 147 million and Baht 140 million, respectively). As of December 31, 2005 and 2004, premises and equipment with an original cost of Baht 7,997 million and Baht 7,404 million, respectively, were fully depreciated but still in use.

mw

(Million Baht)

The Bank

2005

	Change of Cost							Change of Accumulated Depreciation						Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Appraisal surplus	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																		
Cost	2,851	-	-	-	-	-	2,851	-	-	-	-	-	-	465	(34)	431	2,386	2,420
Revalued cost	5,957	-	-	170	-	-	6,127	-	-	-	-	-	-	-	-	-	5,957	6,127
Building																		
Cost	8,673	-	174	-	-	-	8,847	3,188	181	-	-	-	3,369	240	(81)	159	5,245	5,319
Revalued cost	4,887	-	-	2,080	-	-	6,967	2,082	147	841	-	-	3,070	-	-	-	2,805	3,897
Equipment	11,914	3	957	-	(96)	(161)	12,617	9,745	650	-	(94)	(151)	10,150	1	(1)	-	2,168	2,467
Others	659	1,061	-	-	-	(1,143)	577	-	-	-	-	-	-	-	-	-	659	577
Total	34,941	1,064	1,131	2,250	(96)	(1,304)	37,986	15,015	978	841	(94)	(151)	16,589	706	(116)	590	19,220	20,807

The Bank

2004

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
Land																
Cost	2,842	-	9	-	-	2,851	-	-	-	-	-	461	4	465	2,381	2,386
Revalued cost	5,957	-	-	-	-	5,957	-	-	-	-	-	-	-	-	5,957	5,957
Building																
Cost	8,660	-	19	-	(6)	8,673	2,961	228	-	(1)	3,188	240	-	240	5,459	5,245
Revalued cost	4,887	-	-	-	-	4,887	1,942	140	-	-	2,082	-	-	-	2,945	2,805
Equipment	11,628	1	485	(49)	(151)	11,914	9,233	707	(48)	(147)	9,745	-	1	1	2,395	2,168
Others	401	879	-	-	(621)	659	-	-	-	-	-	-	-	-	401	659
Total	34,375	880	513	(49)	(778)	34,941	14,136	1,075	(48)	(148)	15,015	701	5	706	19,538	19,220

Depreciation presented in the statement of income of the Bank for each of the years ended December 31, 2005 and 2004 amounted to Baht 978 million and Baht 1,075 million, respectively (including depreciation on building revaluation of Baht 147 million and Baht 140 million, respectively). As of December 31, 2005 and 2004, premises and equipment with an original cost of Baht 7,912 million and Baht 7,399 million, respectively, were fully depreciated but still in use.

mw

15 INTANGIBLE ASSETS

Changes in intangible assets for the years ended December 31, 2005 and 2004 are summarized as follows:

(Million Baht)

Consolidated

2005

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	830	56	(4)	882	417	52	(6)	463	-	-	-	413	419
Application software	4,539	827	(214)	5,152	1,769	394	(87)	2,076	175	(121)	54	2,595	3,022
Goodwill	436	1,000	-	1,436	(74)	56	-	(18)	-	-	-	510	1,454
Others	5	7	-	12	-	2	5	7	-	-	-	5	5
Total	5,810	1,890	(218)	7,482	2,112	504	(88)	2,528	175	(121)	54	3,523	4,900

Consolidated

2004

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
Leasehold	1,030	13	(213)	830	579	49	(211)	417	-	-	-	451	413
Application software	3,639	901	(1)	4,539	1,463	310	(4)	1,769	-	175	175	2,176	2,595
Goodwill	(109)	545	-	436	(68)	(6)	-	(74)	-	-	-	(41)	510
Others	-	5	-	5	-	-	-	-	-	-	-	-	5
Total	4,560	1,464	(214)	5,810	1,974	353	(215)	2,112	-	175	175	2,586	3,523

Amortization presented in the statement of income of the Bank and its subsidiaries for each of the years ended December 31, 2005 and 2004 amounted to Baht 504 million and Baht 353 million, respectively. As of December 31, 2005 and 2004, intangible assets with an original cost of Baht 1,079 million and Baht 1,018 million, respectively, were fully amortized but still in use.

(Million Baht)

The Bank

2005

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Leasehold	830	56	(4)	882	417	52	(6)	463	-	-	-	413	419
Application software	4,492	798	(213)	5,077	1,741	385	(88)	2,038	175	(121)	54	2,576	2,985
Total	5,322	854	(217)	5,959	2,158	437	(94)	2,501	175	(121)	54	2,989	3,404

The Bank

2004

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
Leasehold	1,030	13	(213)	830	579	49	(211)	417	-	-	-	451	413
Application software	3,599	893	-	4,492	1,440	304	(3)	1,741	-	175	175	2,159	2,576
Total	4,629	906	(213)	5,322	2,019	353	(214)	2,158	-	175	175	2,610	2,989

Amortization presented in the statement of income of the Bank for each of the years ended December 31, 2005 and 2004 amounted to Baht 437 million and Baht 353 million, respectively. As of December 31, 2005 and 2004, intangible assets with an original cost of Baht 1,060 million and Baht 1,004 million, respectively, were fully amortized but still in use.

16 DEPOSITS

Deposits as of December 31, 2005 and 2004 were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Current	39,702	38,063	39,962	38,367
Savings	390,021	384,437	390,891	384,548
Term				
- Less than 6 months	190,220	225,246	190,220	225,246
- 6 months and less than 1 year	17,408	4,928	17,408	4,928
- 1 year and over 1 year	50,430	52,896	50,430	52,896
Total	687,781	705,570	688,911	705,985

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Within 1 year	678,980	699,457	680,110	699,872
Over 1 year	8,801	6,113	8,801	6,113
Total	687,781	705,570	688,911	705,985

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	667,887	16,169	684,056	685,842	15,871	701,713
US Dollars	3,068	114	3,182	3,234	185	3,419
Other currencies	487	56	543	359	79	438
Total	671,442	16,339	687,781	689,435	16,135	705,570

(Million Baht)

	The Bank					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	669,017	16,169	685,186	686,257	15,871	702,128
US Dollars	3,068	114	3,182	3,234	185	3,419
Other currencies	487	56	543	359	79	438
Total	672,572	16,339	688,911	689,850	16,135	705,985

17 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) as of December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated					
	2005			2004		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	8,087	8,087	-	2,691	2,691
Commercial banks	1,205	520	1,725	862	132	994
Other banks	101	-	101	140	-	140
Finance, securities and credit foncier companies	2,989	1,260	4,249	2,265	10	2,275
Other financial institutions	658	4,246	4,904	705	4,445	5,150
Total Domestic	4,953	14,113	19,066	3,972	7,278	11,250
2. Foreign						
US Dollars	42	-	42	17	-	17
Yen	55	-	55	6	-	6
Other currencies	345	-	345	252	-	252
Total Foreign	442	-	442	275	-	275
Total Domestic and Foreign	5,395	14,113	19,508	4,247	7,278	11,525

MW

(Million Baht)

	The Bank					
	2005			2004		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	8,087	8,087	-	2,691	2,691
Commercial banks	1,066	400	1,466	627	7	634
Other banks	101	-	101	140	-	140
Finance, securities and						
credit foncier companies	2,989	1,260	4,249	2,265	10	2,275
Other financial institutions	658	4,246	4,904	705	4,445	5,150
Total Domestic	4,814	13,993	18,807	3,737	7,153	10,890
2. Foreign						
US Dollars	42	-	42	17	-	17
Yen	55	-	55	6	-	6
Other currencies	345	-	345	252	-	252
Total Foreign	442	-	442	275	-	275
Total Domestic and Foreign	5,256	13,993	19,249	4,012	7,153	11,165

18 SHORT-TERM BORROWINGS

2004

- The Bank has issued short-term unsubordinated debentures in name certificate without security and not convertible, without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million, with a maturity of no more than 270 days and an interest rate of 1.35% per annum payable quarterly in order to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

2005

- The Bank has issued short-term unsubordinated debentures in name certificate without security and not convertible, non-transferable, without debenture holder representative in Thai Baht currency not exceeding Baht 10,000 million, with a maturity of no more than 270 days and an interest rate of 1.35% per annum payable on maturity. The Bank has issued similar its characteristics, types and maturity of preceding debentures with the range of interest rate of 4.11% - 4.46% per annum payable on maturity, proposed to the corporates. Those are subjected to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

- The Bank has issued short-term unsubordinated debentures in name certificate without security and not convertible, non-transferable, without debenture holder representative in Thai Baht currency not exceeding Baht 10,000 million, with a maturity of no more than 270 days and an interest rate of 3.25% per annum payable on maturity to expand the investment alternatives to the public and/or depositors of the Bank.

- The Bank has issued of Promissory notes without security and not convertible and non-transferable in Thai Baht currency not exceeding Baht 10,000 million, with a maturity of no more than 1 year and 11 months and its benefits payment will be paid in accordance with terms and conditions in the contracts to expand the investment alternatives to the public and/or depositors of the Bank.

19 LONG-TERM BORROWINGS

Long-term borrowings as of December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated and The Bank					
	2005			2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures	-	8,170	8,170	-	7,768	7,768
Subordinated Debentures						
KASIKORNBANK Plc. No.3	12,000	-	12,000	12,000	-	12,000
Total	12,000	8,170	20,170	12,000	7,768	19,768

SUBORDINATED DEBENTURES

The Board of Directors in its meeting on July 25, 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on August 21, 1996 and carrying an 8.25 percent coupon rate payable semi-annually.

SUBORDINATED DEBENTURES NO.3

The Board of Directors in its meeting on September 25, 2003 approved the issuance of these Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Banks tier two capital funds. On October 16, 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

20 WARRANTS

The Board of Directors in its meeting on September 25, 2003 approved the second issuance of warrants of 100 million units having a six-year maturity, to existing shareholders in the ratio of eight ordinary shares for each warrant, at a price of Baht 25 each totaling Baht 2,500 million. Each warrant can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 200 each. The subscription period was during September 4-12, 1996. On August 20, 1999, the exercise price was adjusted to Baht 131.832 with the exercise ratio of 1.51708 ordinary shares for each warrant. The last exercise date was September 16, 2002 and expired warrants amounting to Baht 2,520 million have been presented in the financial statements as premium on expired warrants.

A resolution was passed by the Extraordinary Meeting of Shareholders held on August 11, 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank's employees, except for directors, under a three-year scheme and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

Details of Warrants	Phase 1	Phase 2	Phase 3
1. Offering date	August 1-31, 2000	December 7-28, 2001	December 2-30, 2002
2. Maturity	five-year and four-month	five-year and one-day	five-year
3. Offering price	zero Baht	zero Baht	zero Baht
4. Right to exercise	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share
5. Exercise price	30 Baht	30 Baht	27.82 Baht
6. Exercise date	June and December	June and December	March , June ,
(every last business day)			September and December
7. Term of exercise period	Dec. 28, 2001 - Dec. 30, 2005	Dec. 30, 2002 – Dec. 29, 2006	Dec. 30, 2003 – Dec. 30, 2007
8. Total offered	18,500,000 units	5,000,000 units	26,500,000 units
9. Total allocated	15,612,600 units	3,962,500 units	26,490,560 units
10. Total allocated and accepted	15,586,300 units	3,885,300 units	26,048,380 units

The movements of warrants during the year	Phase 1	Phase 2	Phase 3	Total
				Number of Unit
Beginning balance as of January 1, 2004	8,245,760	2,422,120	23,147,528	33,815,408
Less Exercised	(3,495,120)	(711,420)	(4,136,778)	(8,343,318)
Less Exercise right terminated by employee's retirement	(112,040)	(43,200)	(318,496)	(473,736)
Ending balance as of December 31, 2004	4,638,600	1,667,500	18,692,254	24,998,354
Less Exercised	(4,307,660)	(824,680)	(6,161,060)	(11,293,400)
Less Exercise right terminated by employee's retirement	(71,640)	(31,300)	(448,326)	(551,266)
Less Exercise right expired	(259,300)	-	-	(259,300)
Ending balance as of December 31, 2005	-	811,520	12,082,868	12,894,388

21 SHARE CAPITAL AND EARNINGS PER SHARE

As of December 31, 2005, the calculation of basic earnings per share was based on profit attributable to ordinary shareholders of Baht 13,930 Million (2004: Baht 15,340 Million) and the weighted average number of ordinary shares outstanding during the year ended December 31, 2005 of 2,371,366,311 shares (2004 : 2,362,466,731 shares)

	Share capital		Consolidated and The Bank Number of the weighted average number of ordinary shares For each of the years ended December 31,	
	Shares	Amount (Million Baht)	2005 (Shares)	2004 (Shares)
Issued ordinary shares as of January 1, 2004	2,353,518,072	23,535	2,363,624,537	2,353,518,072
Add:				
- The Bank registered the changed of its paid-up capital as a result from the conversion of Class A Preferred Shares into ordinary shares				
January 13, 2004 :	547,345	5		529,400
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors)				
2004				
January 9 :	7,485,832	75		7,322,207
April 16 :	675,722	7		480,021
July 12 :	1,222,340	12		577,773
October 12 :	175,226	2		39,258
	10,106,465	101		
Issued ordinary shares as of December 31, 2004	2,363,624,537	23,636		
2005				
January 11 :	6,270,030	63	6,098,248	
April 11 :	879,298	9	638,395	
July 12 :	1,769,226	18	838,565	
October 12 :	750,576	7	166,566	
	9,669,130	97		
Issued ordinary shares as of December 31, 2005	2,373,293,667	23,733		
Weighted average number of ordinary shares as of December 31			2,371,366,311	2,362,466,731

22 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of December 31, 2005 and 2004 were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies as follows:

		(Million Baht)
	2005	2004
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital, warrants and premiums on warrants	41,470	41,191
Legal reserves	770	-
Net income after appropriation	20,068	7,585
Total Tier 1 Capital	62,308	48,776
Tier 2 Capital		
Surplus on land revaluation	4,288	4,168
Surplus on premises revaluation	1,947	1,401
Surplus on marketable equity securities revaluation	134	406
Provision for normal assets	5,748	5,725
Subordinated debentures	20,132	19,735
Total Tier 2 Capital	32,249	31,435
Total Capital Requirements	94,557	80,211

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	2005	2004
Total Capital Requirements	14.47	13.13
Tier-1 Capital	9.53	7.98

23 LEGAL RESERVE

According to The Public Company Act, the Bank has to allocate at least 5 percent of its net income for the year, less accumulated net loss (if any), to capital reserves until this reserved capital is not less than 10 percent of authorized share capital, and under the provisions of the Civil and Commercial Code of Thailand, subsidiary companies are required to set aside as a legal reserve at least 5 percent of its net income each time a dividend is declared until the reserve reaches 10 percent of authorized share capital. The reserve is not available for dividend distribution.

24 DIVIDEND PAYMENTS

On April 8, 2005, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2004 at the rate of Baht 1 per share, totaling Baht 2,370 million, which was paid on April 18, 2005.

25 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) for each of the years ended December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
General customers	554	(5,576)	1,059	(4,281)
Financial institutions	45	(583)	45	(583)
Total	599	(6,159)	1,104	(4,864)

26 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring for each of the years ended December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Net present value of cash flows lower than investments in receivables (reversal for non-performing restructured loans)	552	1,586	432	513
Transferred assets lower than investments in receivables	2,511	7,333	1,999	5,816
Total	3,063	8,919	2,431	6,329

27 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated and The Bank	
	2005	2004
Deposits	79	-
Government bonds	6,719	6,733
State enterprise bonds	3,252	3,866
Foreign bonds	2,835	4,645
Total	12,885	15,244

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

28 CONTINGENCIES

Contingencies as of December 31, 2005 and 2004 consisted of:

(Million Baht)

	Consolidated					
	2005			2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	505	-	505	340	-	340
Letters of indemnity-						
borrowing	2	241	243	34	243	277
Other guarantees	41,799	5,872	47,671	31,494	4,210	35,704
Letters of credit	1,187	12,440	13,627	626	13,477	14,103
Exchange rate agreements						
Purchase agreements	15,495	144,618	160,113	13,093	64,575	77,668
Sale agreements	9,315	256,004	265,319	4,695	192,112	196,807
Interest rate agreements						
Purchase agreements	83,787	34,422	118,209	30,510	24,097	54,607
Sale agreements	83,787	30,936	114,723	30,510	20,165	50,675
Credit Default Swap	-	5,955	5,955	-	5,468	5,468
Unused credit line of						
overdraft	116,263	-	116,263	110,224	-	110,224
Others	774	6,298	7,072	272	5,823	6,095
Total	352,914	496,786	849,700	221,798	330,170	551,968

(Million Baht)

	The Bank					
	2005			2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	505	-	505	340	-	340
Letters of indemnity-						
borrowing	2	241	243	34	243	277
Other guarantees	41,787	5,748	47,535	31,494	4,096	35,590
Letters of credit	1,187	12,440	13,627	626	13,477	14,103
Exchange rate agreements						
Purchase agreements	15,495	144,618	160,113	13,093	64,575	77,668
Sale agreements	9,315	256,004	265,319	4,695	192,112	196,807
Interest rate agreements						
Purchase agreements	83,787	34,422	118,209	30,510	24,097	54,607
Sale agreements	83,787	30,936	114,723	30,510	20,165	50,675
Credit Default Swap	-	5,955	5,955	-	5,468	5,468
Unused credit line of						
overdraft	116,263	-	116,263	110,224	-	110,224
Others	774	6,298	7,072	272	5,823	6,095
Total	352,902	496,662	849,564	221,798	330,056	551,854

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,198 million and Baht 1,628 million as of December 31, 2005 and 2004, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of operations.

29 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital, as of December 31, 2005 and 2004 are summarized as follows:

(Million Baht)

	Consolidated	
	2005	2004
	End of Year	End of Year
Loans		
1. Executive officers	23	20
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[1]	4,091	1,192
Total	4,114	1,212
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	51	74
Total	51	74

(Million Baht)

	The Bank	
	2005	2004
	End of Year	End of Year
Loans		
1. Executive officers	23	20
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[1]	15,401	16,117
Total	15,424	16,137
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	61	76
Total	61	76

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding December 31, 2005	December 31, 2004	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Gunpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kasikorn Asset Management Co., Ltd.	Subsidiary	99.99%	71.42%	Ordinary share	Mutual Fund Management
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.98%	99.91%	Ordinary share	Securities Business
Progress Service Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress H R Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Thai Administration Services Co., Ltd.*	Subsidiary	-	51.00%	Ordinary share	Service

* On January 30, 2005, the Bank sold its investment in Thai Administration Services Co., Ltd.

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	December 31, 2005	December 31, 2004
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	7,440	11,850
Addition (Deduction)	1,485	(4,410)
Ending balance	8,925	7,440
- Ploy Asset Management Co., Ltd.		
Beginning balance	5,665	8,005
Deductions	(5,665)	(2,340)
Ending balance	-	5,665
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	13	-
- Ploy Asset Management Co., Ltd.	-	5
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	71	160
- Ploy Asset Management Co., Ltd.	33	24

	(Million Baht)	
	The Bank	
	For Each of the Years Ended December 31,	
	2005	2004
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	106	98
- Ploy Asset Management Co., Ltd.	12	68

In March 2005, Ploy Asset Management Company Limited sold its entire assets to the Bank and Phethai Asset Management Company Limited on a mutually agreed basis as follows:

Assets sold to the Bank

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Pass and Special mention loans	5,599	2,382	3,217	3,215

Assets sold to the Phethai - AMC

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Investment in receivables	3,338	1,986	1,352	1,352
Doubtful loans (Non-performing loans)	2,429	1,715	714	678
Properties foreclosed	3,219	243	2,976	3,014
Other assets	33	-	33	33
Total	9,019	3,944	5,075	5,077

Ploy AMC registered its discontinuance of operation with the Ministry of Commerce on June 30, 2005 and is under the liquidation process.

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, pledged as collateral. As of December 31, 2005 and 2004 the pledged deposits were Baht 71 million and Baht 160 million, respectively.

As at December 31, 2005 and 2004, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 89 million and Baht 74 million, respectively.

As at December 31, 2005, the Bank has no loans to Ploy Asset Management Company Limited, so there is no allowance for doubtful accounts while as at December 31, 2004, the Bank provided an allowance for doubtful, classified as normal loans, amounting to Baht 57 million.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies as of December 31, 2005 and 2004 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	2,385	1,820
- Thai Administration Services Co., Ltd.	-	36	-	36
- Kasikorn Leasing Co., Ltd.	-	-	2,965	-
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	23	24
- Kasikorn Leasing Co., Ltd.	-	-	10	-
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	-	18	18	18
- Progress Appraisal Co., Ltd.	31	31	31	31
- Progress Land and Buildings Co., Ltd.	-	-	89	109
- Progress Software Co., Ltd.	23	20	23	20
- Progress Plus Co., Ltd.	13	14	13	14
- Progress Facilities Management Co., Ltd.	19	18	19	18
- Progress Service Co., Ltd.	24	28	24	28
- Progress Management Co., Ltd.	13	13	13	13
- Kasikorn Factoring Co., Ltd.	-	-	110	103
- Progress Gunpai Co., Ltd.	78	14	78	14
- Thai Administration Services Co., Ltd.	-	15	-	15
- Progress Storage Co., Ltd.	15	10	15	10
- Kasikorn Leasing Co., Ltd.	-	60	231	60
- Kasikorn Asset Management Co., Ltd.	-	-	21	12
Associated Companies				
- Processing Center Co., Ltd.	38	26	38	26
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	518	2

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	33	43	33	43
- Progress Plus Co., Ltd.	19	14	19	14
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	-	22	-	22
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of December 31, 2005 and 2004, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 1 million and Baht 12 million, respectively.

For the year 2005, the Bank had sold government bonds to Kasikorn Securities Public Co., Ltd in the amount of Baht 3,170 million.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies for each of the years ended December 31, 2005 and 2004 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Subsidiary Companies				
Revenue:				
Interest income	-	-	81	43
Dividend income	34	102	187	316
Fee income	-	-	203	122
Other income	12	13	27	23
Expenses:				
Other expenses	1,003	972	1,060	973
Associated Companies				
Expenses:				
Other expenses	44	38	44	38

4.3 Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence as of December 31, 2005 and 2004 were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	2005	2004
Loans		
- T T & T Public Co., Ltd.	2,900	2,271
- Charoen Pokhaphand Feedmill Public Co., Ltd.	1,032	290
- Bangkok Glass Industry Co., Ltd.	592	813
- Bank of Asia Public Co., Ltd.	400	-
- Thanakorn Vegetable Oil Products Co., Ltd.	272	271
- Quality House Public Co., Ltd.	270	-
- Siam Container Pipe Co., Ltd.	227	227
- Loxley Public Co., Ltd.	156	115
- Manager Media Group Public Co., Ltd.	35	35
- Siam Food Products Public Co., Ltd.	26	130
- Jutha Maritime Public Co., Ltd.	9	10
- Yip In Tsoi & Jacks Ltd.	-	45
- Thai British Security Printing Public Co., Ltd.	-	26
Deposits		
- T T & T Public Co., Ltd.	625	731
- Muang Thai Life Assurance Co., Ltd.	316	332
- Sermsuk Public Co., Ltd.	247	238
- Sermsuk Beverage Co., Ltd.	118	32
- Com - Link Co., Ltd.	100	128
- Bangkok Glass Industry Co., Ltd.	82	32
- Mitsubishi Elevator Asia Co., Ltd.	77	92
- Thai British Security Printing Public Co., Ltd.	66	75
- Loxley Public Co., Ltd.	49	135
- Siam Motors Parts Co., Ltd.	39	53
- Globex securities Co., Ltd.	38	79
- Siam Food Products Public Co., Ltd.	35	44
- Aspac Oil (Thailand) Co., Ltd.	35	20

	(Million Baht)	
	Consolidated and The Bank	
	2005	2004
Deposits		
- Smithithada Co., Ltd.	33	30
- Phatra Real Estate Public Co., Ltd.	33	-
- Phatra Insurance Public Co., Ltd.	31	-
- Suludee Co., Ltd.	30	23
- Ruam Samphant Co., Ltd.	27	24
- Ngow Hock Agency Co., Ltd.	24	-*
- Loxley Information Services Co., Ltd.	20	6
- CS Loxinfo Public Co., Ltd.	19	24
- Nithi Thamrong Co., Ltd.	19	14
- Charoen Pokhaphand Feedmill Public Co., Ltd.	12	25
- Suttawong Place Co., Ltd.	10	-*
- Thayeepramoth Co., Ltd.	3	19
- Point Asia Dot Com (Thailand) Ltd.	2	38
- Loxley Property Development Co., Ltd.	2	10
- Dole Thailand Co., Ltd.	1	35
- Samart Corporation Public Co., Ltd.	1	33
Contingencies		
- Charoen Pokhaphand Feedmill Public Co., Ltd.	1,333	39
- Loxley Public Co., Ltd.	143	390
- Dole Thailand Co., Ltd.	125	91
- Bangkok Glass Industry Co., Ltd.	90	173
- Com - Link Co., Ltd.	72	62
- Loxley Trading Co., Ltd.	43	80
- SermSuk Public Co., Ltd.	43	17
- Samart Telcom Public Co., Ltd.	41	44
- Yip In Tsoi & Jacks Ltd.	30	50
- Thai British Security Printing Public Co., Ltd.	20	81
- Thanakorn Vegetable Oil Products Co., Ltd.	17	37
- Siam Food Products Public Co., Ltd.	16	409
- T T & T Public Co., Ltd.	6	58

* As of December 31, 2004 these companies were not related parties to the Bank.

4.4 Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank as of December 31, 2005 and 2004 are summarized as follows:

	(Million Baht)	
	Consolidated and The Bank	
	2005	2004
Loans	35	31
Deposits	1,144	1,039

30 BENEFITS OF DIRECTORS' AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

31 COMMITMENTS

Capital Commitments

	(Million Baht)	
	December 31, 2005	
	Consolidated	The Bank
	2005	2005
Contracted but not provided for	1,222	1,196
Authorized but not contracted for	320	320
Total	1,542	1,516

Long-Term Lease Agreements

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. As of December 31, 2005 and 2004 the Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

		(Million Baht)	
		Consolidated	The Bank
Type of Lease Agreement	Remaining of Period	2005	2005
Land/building lease agreements	January 1, 2006 – October 17, 2027	467	437
Vehicle lease agreements	January 1, 2006 – November 30, 2010	442	418
Total		909	855

Type of Lease Agreement	Remaining of Period	Consolidated 2004	The Bank 2004
			(Million Baht)
Land/building lease agreements	January 1, 2005 – October 17, 2027	518	518
Vehicle lease agreements	January 1, 2005 – December 17, 2008	468	452
Total		986	970

2. Service Agreements

On November 12, 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until December 31, 2012 and for which as of December 31, 2005 and 2004, the Bank is committed to pay a total service fee of Baht 7,199 million and Baht 8,220 million respectively.

32 REDUCTION IN RETAINED DEFICIT

On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to reduce the retained deficit in the amount of Baht 65,148 million through the transfer of Baht 26,675 million from other reserves, the transfer of Baht 800 million from legal reserves, Baht 5,520 million from the premium on expired warrants and Baht 32,153 million from the premium on ordinary shares. There was no change in the total amount of shareholders' equity and the Bank's capital funds, effective as of January 1, 2004.

33 SUBSEQUENT EVENT

On January 11, 2006, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 7,894,300 shares at Baht 10 par value, totaling Baht 78,943,000 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore as of January 11, 2006, the Bank had total paid-up share capital of Baht 23,811,879,670.

34 CHANGE OF ACCOUNTING POLICY

Change of Accounting Policy for Deferred Tax

In December 2004, the Bank and its subsidiaries changed their accounting policy for deferred tax. Deferred tax was recognized in respect of temporary differences between the carrying amount of an asset or liability and its tax base, a deferred tax asset was only recognized to the extent that the asset was expected to be realized in the future.

Accounting for deferred tax is an accepted accounting policy internationally. The deferred tax method requires the estimated figure of future benefited deferred tax assets. The Bank note that other Thai commercial banks have not generally adopted deferred tax accounting. In order to conform with their conservative concept, the Bank has decided to change the Bank's accounting policy and from December 2004 deferred tax will no longer be recognized in the financial statements. The Bank is of the opinion that this change in policy will facilitate comparison of the Bank's results and assets with other Thai commercial banks and that the new policy is, therefore, a more appropriate presentation of the financial statements in the context of current business practices in the banking sector in Thailand.

The estimated effects of the change in accounting policy in both consolidated and Bank financial statements for the year ended December 31, 2004 which have been restated in accordance with the new policy are summarized as follows:

(Million Baht)

	Consolidated 2004	The Bank 2004
As of December 31,		
Decrease in investments in subsidiaries and associated companies	-	39
Decrease in deferred tax assets	3,275	3,232
Decrease in deferred tax liabilities	3,038	3,038
Increase in appraisal surplus on assets revaluation	2,629	2,629
Increase in revaluation surplus on investments	286	286
Decrease in retained earnings	3,148	3,148
Decrease in minority interests	4	-
For the year ended December 31,		
Decrease in income tax credit	3,150	3,150
Decrease in net income	3,150	3,150
Decrease in basic earnings per share (Baht)	1.33	1.33

The deductible temporary differences which resulted in deferred tax assets are mainly from the allowance for impairment of available-for-sale investments, properties foreclosed and other assets in addition to the provision for liabilities not deductible for tax purposes until actually paid.

35 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	826,402	43,272	869,674	(32,365)	837,309
Interbank and money market items - net (assets)	53,862	12,067	65,929	-	65,929
Investments – net	68,881	30,684	99,565	-	99,565
Loans	626,868	78	626,946	-	626,946
Deposits	687,777	4	687,781	-	687,781
Interbank and money market items (liabilities)	19,508	-	19,508	-	19,508
Borrowings	19,557	8,170	27,727	-	27,727
Contingencies	843,017	24,218	867,235	(17,535)	849,700

(Million Baht)

	Consolidated 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	814,730	29,729	844,459	(19,485)	824,974
Interbank and money market items - net (assets)	68,663	7,587	76,250	-	76,250
Investments - net	89,185	21,372	110,557	-	110,557
Loans	592,220	368	592,588	-	592,588
Deposits	705,506	64	705,570	-	705,570
Interbank and money market items (liabilities)	11,525	-	11,525	-	11,525
Borrowings	15,843	7,768	23,611	-	23,611
Contingencies	561,086	7,275	568,361	(16,393)	551,968

(Million Baht)

	The Bank 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	826,793	43,272	870,065	(32,365)	837,700
Interbank and money market items-net (assets)	53,801	12,067	65,868	-	65,868
Investments - net	75,383	30,684	106,067	-	106,067
Loans	621,012	78	621,090	-	621,090
Deposits	688,907	4	688,911	-	688,911
Interbank and money market items (liabilities)	19,249	-	19,249	-	19,249
Borrowings	19,557	8,170	27,727	-	27,727
Contingencies	842,881	24,218	867,099	(17,535)	849,564

(Million Baht)

	The Bank 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	814,120	29,729	843,849	(19,485)	824,364
Interbank and money market items-net (assets)	68,597	7,587	76,184	-	76,184
Investments - net	96,040	21,372	117,412	-	117,412
Loans	577,749	368	578,117	-	578,117
Deposits	705,921	64	705,985	-	705,985
Interbank and money market items (liabilities)	11,165	-	11,165	-	11,165
Borrowings	15,843	7,768	23,611	-	23,611
Contingencies	560,972	7,275	568,247	(16,393)	551,854

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Year Ended December 31, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	37,574	1,052	38,626	(560)	38,066
Interest expense	6,597	1,246	7,843	(560)	7,283
Net income (expense) from interest and dividend	30,977	(194)	30,783	-	30,783
Non-interest income	11,704	599	12,303	(1)	12,302
Non-interest expense	25,056	33	25,089	(1)	25,088
Income before income tax	17,625	372	17,997	-	17,997

(Million Baht)

	Consolidated				
	For the Year Ended December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	32,748	568	33,316	(317)	32,999
Interest expense	6,366	984	7,350	(317)	7,033
Net income (expense) from interest and dividend	26,382	(416)	25,966	-	25,966
Non-interest income	11,586	563	12,149	-	12,149
Non-interest expense	22,542	65	22,607	-	22,607
Income before income tax	15,426	82	15,508	-	15,508

(Million Baht)

	The Bank				
	For the Year Ended December 31, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	36,838	1,052	37,890	(560)	37,330
Interest expense	6,562	1,246	7,808	(560)	7,248
Net income (expense) from interest and dividend	30,276	(194)	30,082	-	30,082
Non-interest income	10,865	599	11,464	(1)	11,463
Non-interest expense	23,714	33	23,747	(1)	23,746
Income before income tax	17,427	372	17,799	-	17,799

(Million Baht)

	The Bank				
	For the Year Ended December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	30,982	568	31,550	(317)	31,233
Interest expense	6,359	984	7,343	(317)	7,026
Net income (expense) from interest and dividend	24,623	(416)	24,207	-	24,207
Non-interest income	10,859	563	11,422	-	11,422
Non-interest expense	20,224	65	20,289	-	20,289
Income before income tax	15,258	82	15,340	-	15,340

36 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans. In addition, for retail customers, the Bank used credit scoring as a tool to determine an appropriate return given the risk level of each loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

Of the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

   Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

   Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to the best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) as of December 31, 2005 and 2004 is as follows:

(Million Baht)

	Consolidated		The Bank	
	2005	2004	2005	2004
Fixed interest rate	85,325	168,787	86,108	169,880
Floating interest rate	547,597	425,522	540,958	409,958
Total Loans (including financial institutions)	632,922	594,309	627,066	579,838

The following are interest-bearing financial assets and liabilities of the Bank and its subsidiaries, the average balances of which are calculated by using beginning and ending balances. The average interest and dividend rates represent for the years ended December 31, 2005 and 2004 are as follows:

(Million Baht)

	Consolidated					
	2005			2004		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	71,122	2,002	2.81	90,893	1,146	1.26
Securities purchased under resale agreements	14,270	385	2.70	25,555	381	1.49
Investments	108,473	4,051	3.73	126,820	3,760	2.97
Loans	609,767	31,628	5.19	570,253	27,712	4.86
Total	803,632	38,066	4.74	813,521	32,999	4.06
Interest-bearing Liabilities						
Deposits	696,676	5,703	0.82	695,258	5,548	0.80
Interbank and money market items	15,516	385	2.48	9,313	221	2.37
Securities sold under repurchase agreements	1,641	2	0.12	2,356	9	0.38
Borrowings	25,669	1,193	4.65	41,726	1,255	3.01
Total	739,502	7,283	0.98	748,653	7,033	0.94

(Million Baht)

	The Bank					
	2005			2004		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	71,059	2,001	2.82	90,721	1,144	1.26
Securities purchased under resale agreements	14,270	385	2.70	25,375	381	1.50
Investments	114,127	4,025	3.53	130,592	3,731	2.86
Loans	599,604	30,919	5.16	554,104	25,978	4.69
Total	799,060	37,330	4.67	800,792	31,234	3.90
Interest-bearing Liabilities						
Deposits	697,448	5,705	0.82	695,603	5,548	0.80
Interbank and money market items	15,207	348	2.29	9,030	214	2.37
Securities sold under repurchase agreements	1,641	2	0.12	2,357	9	0.38
Borrowings	25,669	1,193	4.65	41,726	1,255	3.01
Total	739,965	7,248	0.98	748,716	7,026	0.94

Financial assets and liabilities, classified by maturity of interest repricing, as of December 31, 2005 and 2004 are shown below:

(Million Baht)

Consolidated
2005

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	14,913	-	14,913
Interbank and money market Items	4,941	51,644	7,187	-	-	2,208	-	65,980
Securities purchased under resale agreements	-	9,500	-	-	-	-	-	9,500
Investments	16,417	25,939	9,332	23,690	9,427	15,253	2,573	102,631
Loans	429,267	84,624	8,635	24,664	8,124	1,455	70,177	626,946
Accrued interest receivable	-	-	-	-	-	1,745	-	1,745
Customers' liability under acceptances	-	-	-	-	-	857	-	857
Other assets	-	-	-	-	-	6,064	-	6,064
Total Financial Assets	450,625	171,707	25,154	48,354	17,551	42,495	72,750	828,636
Financial Liabilities								
Deposits	390,160	190,861	58,396	8,801	-	39,563	-	687,781
Interbank and money market items	1,720	11,985	1,013	515	600	3,675	-	19,508
Liabilities payable on demand	-	-	-	-	-	5,904	-	5,904
Borrowings	741	6,266	550	-	20,170	-	-	27,727
Bank's liability under acceptances	-	-	-	-	-	857	-	857
Other liabilities	-	-	-	-	-	6,267	-	6,267
Total Financial Liabilities	392,621	209,112	59,959	9,316	20,770	56,266	-	748,044
On-balance sheet items	58,004	(37,405)	(34,805)	39,038	(3,219)	(13,771)	72,750	80,592

(Million Baht)

Consolidated

2004

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	13,536	-	13,536
Interbank and money market Items	4,263	65,404	3,516	20	-	3,062	-	76,265
Securities purchased under resale agreements	-	19,040	-	-	-	-	-	19,040
Investments	16,457	14,177	7,646	56,247	7,537	8,335	3,985	114,384
Loans	376,499	71,698	4,358	29,884	10,525	1,276	98,349	592,589
Accrued interest receivable	-	-	-	-	-	2,455	-	2,455
Customers' liability under acceptances	-	-	-	-	-	743	-	743
Other assets	-	-	-	-	-	6,166	-	6,166
Total Financial Assets	397,219	170,319	15,520	86,151	18,062	35,573	102,334	825,178
Financial Liabilities								
Deposits	384,552	255,939	21,017	6,113	-	37,949	-	705,570
Interbank and money market items	593	3,432	3,246	200	615	3,439	-	11,525
Liabilities payable on	-	-	-	-	-	7,426	-	7,426
Borrowings	-	-	3,843	-	19,768	-	-	23,611
Bank's liability under acceptances	-	-	-	-	-	743	-	743
Other liabilities	-	-	-	-	-	7,146	-	7,146
Total Financial Liabilities	385,145	259,371	28,106	6,313	20,383	56,703	-	756,021
On-balance sheet items	12,074	(89,052)	(12,586)	79,838	(2,321)	(21,130)	102,334	69,157

(Million Baht)

	The Bank 2005							
	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	14,912	-	14,912
Interbank and money market items	4,906	51,582	7,187	-	-	2,244	-	65,919
Securities purchased under resale agreements	-	9,500	-	-	-	-	-	9,500
Investments	16,417	25,871	8,705	23,690	9,427	23,646	1,219	108,975
Loans	428,690	93,793	8,540	24,852	8,104	1,455	55,656	621,090
Accrued interest receivable	-	-	-	-	-	1,319	-	1,319
Customers' liability under acceptances	-	-	-	-	-	857	-	857
Other assets	-	-	-	-	-	5,423	-	5,423
Total Financial Assets	450,013	180,746	24,432	48,542	17,531	49,856	56,875	827,995
Financial Liabilities								
Deposits	391,030	190,861	58,396	8,801	-	39,823	-	688,911
Interbank and money market items	1,581	11,865	1,013	515	600	3,675	-	19,249
Liabilities payable on demand	-	-	-	-	-	5,904	-	5,904
Borrowings	741	6,266	550	-	20,170	-	-	27,727
Bank's liability under acceptances	-	-	-	-	-	857	-	857
Other liabilities	-	-	-	-	-	6,034	-	6,034
Total Financial Liabilities	393,352	208,992	59,959	9,316	20,770	56,293	-	748,682
On-balance sheet items	56,661	(28,246)	(35,527)	39,226	(3,239)	(6,437)	56,875	79,313

(Million Baht)

The Bank

2004

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5	Over 5 Years	Non-interest Bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	13,536	-	13,536
Interbank and money market items	4,182	65,404	3,516	20	-	3,077	-	76,199
Securities purchased under resale agreements	-	19,040	-	-	-	-	-	19,040
Investments	16,457	12,510	7,646	56,177	7,537	18,324	628	119,279
Loans	376,499	83,976	4,306	30,182	10,525	1,276	71,353	578,117
Accrued interest receivable	-	-	-	-	-	1,318	-	1,318
Customers' liability under acceptances	-	-	-	-	-	743	-	743
Other assets	-	-	-	-	-	5,556	-	5,556
Total Financial Assets	397,138	180,930	15,468	86,379	18,062	43,830	71,981	813,788
Financial Liabilities								
Deposits	384,663	255,939	21,017	6,113	-	38,253	-	705,985
Interbank and money market items	358	3,437	3,116	200	615	3,439	-	11,165
Liabilities payable on demand	-	-	-	-	-	7,426	-	7,426
Borrowings	-	-	3,843	-	19,768	-	-	23,611
Bank's liability under acceptances	-	-	-	-	-	743	-	743
Other liabilities	-	-	-	-	-	6,920	-	6,920
Total Financial Liabilities	385,021	259,376	27,976	6,313	20,383	56,781	-	755,850
On-balance sheet items	12,117	(78,446)	(12,508)	80,066	(2,321)	(12,951)	71,981	57,938

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

The Bank and its subsidiaries' foreign currency positions, as of December 31, 2005 and 2004, were as follows:

(Million Baht)

	Consolidated					
	2005					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	246	12	14	124	65	461
Interbank and money market items - net	58,864	39	-	67	318	59,288
Investments - net	47,414	35	-	4	55	47,508
Loans and accrued interest receivables - net	18,963	842	48	1,482	282	21,617
Other assets	1,170	-	-	-	2	1,172
Total assets	126,657	928	62	1,677	722	130,046
Liabilities						
Deposits	3,182	148	46	238	111	3,725
Interbank and money market items	44	55	3	75	1	178
Liability on demand	2,245	55	125	138	136	2,699
Borrowing	8,170	-	-	-	-	8,170
Other liabilities	3,245	14	5	20	75	3,359
Total liabilities	16,886	272	179	471	323	18,131
Foreign currency position of on-balance items-net	109,771	656	(117)	1,206	399	111,915
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(107,814)	(578)	83	(796)	(171)	(109,276)

(Million Baht)

	Consolidated 2004					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	121	23	27	180	82	433
Interbank and money market items - net	72,135	29	129	410	197	72,900
Investments - net	43,869	339	-	-	53	44,261
Loans and accrued interest receivables - net	22,126	1,006	110	1,765	385	25,392
Other assets	1,538	5	1	29	11	1,584
Total assets	139,789	1,402	267	2,384	728	144,570
Liabilities						
Deposits	3,419	139	43	113	143	3,857
Interbank and money market items	22	6	3	1	9	41
Liability on demand	3,618	65	58	451	158	4,350
Borrowing	7,768	-	-	-	-	7,768
Other liabilities	340	1	9	8	40	398
Total liabilities	15,167	211	113	573	350	16,414
Foreign currency position of on-balance items-net	124,622	1,191	154	1,811	378	128,156
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(123,489)	(1,178)	(154)	(1,787)	(597)	(127,205)

(Million Baht)

	The Bank					
	2005					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	246	12	14	124	65	461
Interbank and money market items - net	58,864	39	-	67	318	59,288
Investments - net	47,414	35	-	4	55	47,508
Loans and accrued interest receivables - net	18,963	842	48	1,482	282	21,617
Other assets	1,170	-	-	-	2	1,172
Total assets	126,657	928	62	1,677	722	130,046
Liabilities						
Deposits	3,182	148	46	238	111	3,725
Interbank and money market items	44	55	3	75	1	178
Liability on demand	2,245	55	125	138	136	2,699
Borrowing	8,170	-	-	-	-	8,170
Other liabilities	3,242	14	3	20	75	3,354
Total liabilities	16,883	272	177	471	323	18,126
Foreign currency position of on-balance items-net	109,774	656	(115)	1,206	399	111,920
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(107,814)	(578)	83	(796)	(171)	(109,276)

(Million Baht)

	The Bank 2004 Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	121	23	27	180	82	433
Interbank and money market items - net	72,135	29	129	410	197	72,900
Investments - net	43,869	339	-	-	53	44,261
Loans and accrued interest receivables - net	22,126	1,006	110	1,765	385	25,392
Other assets	1,538	5	1	29	11	1,584
Total assets	139,789	1,402	267	2,384	728	144,570
Liabilities						
Deposits	3,419	139	43	113	143	3,857
Interbank and money market items	22	6	3	1	9	41
Liability on demand	3,618	65	58	451	158	4,350
Borrowing	7,768	-	-	-	-	7,768
Other liabilities	338	1	4	8	40	391
Total liabilities	15,165	211	108	573	350	16,407
Foreign currency position of on-balance items-net	124,624	1,191	159	1,811	378	128,163
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(123,489)	(1,178)	(154)	(1,787)	(597)	(127,205)

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulations and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Asset and Liabilities Management Sub-Committee supervise management of liquidity risk.

A maturity analysis of financial assets and liabilities and off-balance sheet items as of December 31, 2005 and 2004 was as follows:

(Million Baht)

	Consolidated						
	2005						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	14,913	14,913
Interbank and money market items	6,784	52,009	7,187	-	-	-	65,980
Securities purchased under							
Resale agreements	-	9,500	-	-	-	-	9,500
Investments	557	26,123	17,611	34,526	18,653	5,161	102,631
Loans	150,883	236,351	9,511	99,751	130,450	-	626,946
Accrued interest receivables	173	1,271	-	42	259	-	1,745
Customers' liability under acceptance	-	857	-	-	-	-	857
Other assets	-	1,625	-	-	-	4,439	6,064
Total Financial Assets	158,397	327,736	34,309	134,319	149,362	24,513	828,636
Financial Liabilities							
Deposits	429,723	190,861	58,396	8,801	-	-	687,781
Interbank and money market items	5,395	9,985	1,013	515	2,600	-	19,508
Liability payable on demand	5,904	-	-	-	-	-	5,904
Borrowings	-	6,266	550	741	20,170	-	27,727
Bank's liability under accepetances	-	857	-	-	-	-	857
Other liabilities	96	1,066	138	18	-	4,949	6,267
Total Financial Liabilities	441,118	209,035	60,097	10,075	22,770	4,949	748,044
Liquidity-net	(282,721)	118,701	(25,788)	124,244	126,592	19,564	80,592

(Million Baht)

	Consolidated 2004						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	13,536	13,536
Interbank and money market items	6,926	65,803	3,516	20	-	-	76,265
Securities purchased under resale agreements	-	19,040	-	-	-	-	19,040
Investments	5,765	11,444	8,178	66,518	17,037	5,442	114,384
Loans	163,479	202,757	7,023	98,353	120,977	-	592,589
Accrued interest receivables	-	2,455	-	-	-	-	2,455
Customers' liability under acceptance	-	743	-	-	-	-	743
Other assets	-	1,818	-	-	-	4,348	6,166
Total Financial Assets	176,170	304,060	18,717	164,891	138,014	23,326	825,178
Financial Liabilities							
Deposits	422,501	255,939	21,017	6,113	-	-	705,570
Interbank and money market items	4,032	2,932	1,146	200	3,215	-	11,525
Liability payable on demand	7,426	-	-	-	-	-	7,426
Borrowings	-	-	3,843	-	19,768	-	23,611
Bank's liability under acceptances	-	743	-	-	-	-	743
Other liabilities	110	869	79	39	-	6,049	7,146
Total Financial Liabilities	434,069	260,483	26,085	6,352	22,983	6,049	756,021
Liquidity-net	(257,899)	43,577	(7,368)	158,539	115,031	17,277	69,157

(Million Baht)

	The Bank 2005						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	14,912	14,912
Interbank and money market items	6,785	51,947	7,187	-	-	-	65,919
Securities purchased under resale agreements	-	9,500	-	-	-	-	9,500
Investments	96	25,496	17,543	34,424	17,862	13,554	108,975
Loans	147,747	244,454	8,763	98,549	121,577	-	621,090
Accrued interest receivables	-	1,293	-	26	-	-	1,319
Customers' liability under acceptances	-	857	-	-	-	-	857
Other assets	-	1,512	-	-	-	3,911	5,423
Total Financial Assets	154,628	335,059	33,493	132,999	139,439	32,377	827,995
Financial Liabilities							
Deposits	430,853	190,861	58,396	8,801	-	-	688,911
Interbank and money market items	5,256	9,865	1,013	515	2,600	-	19,249
Liability payable on demand	5,904	-	-	-	-	-	5,904
Borrowings	-	6,266	550	741	20,170	-	27,727
Bank's liability under acceptances	-	857	-	-	-	-	857
Other liabilities	96	1,064	138	18	-	4,718	6,034
Total Financial Liabilities	442,109	208,913	60,097	10,075	22,770	4,718	748,682
Liquidity-net	(287,481)	126,146	(26,604)	122,924	116,669	27,659	79,313

(Million Baht)

				The Bank 2004			
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	13,536	13,536
Interbank and money market items	6,860	65,803	3,516	20	-	-	76,199
Securities purchased under resale agreements	-	19,040	-	-	-	-	19,040
Investments	2,893	9,777	8,087	66,434	16,657	15,431	119,279
Loans	157,357	213,741	6,442	94,883	105,694	-	578,117
Accrued interest receivables	-	1,318	-	-	-	-	1,318
Customers' liability under acceptances	-	743	-	-	-	-	743
Other assets	-	1,736	-	-	-	3,820	5,556
Total Financial Assets	167,110	312,158	18,045	161,337	122,351	32,787	813,788
Financial Liabilities							
Deposits	422,916	255,939	21,017	6,113	-	-	705,985
Interbank and money market items	3,797	2,937	1,016	200	3,215	-	11,165
Liability payable on demand	7,426	-	-	-	-	-	7,426
Borrowings	-	-	3,843	-	19,768	-	23,611
Bank's liability under acceptances	-	743	-	-	-	-	743
Other liabilities	110	868	79	39	-	5,824	6,920
Total Financial Liabilities	434,249	260,487	25,955	6,352	22,983	5,824	755,850
Liquidity-net	(267,139)	51,671	(7,910)	154,985	99,368	26,963	57,938

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of December 31, 2005 and 2004.

(Million Baht)

	Consolidated			
	2005		2004	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	14,913	14,913	13,536	13,536
Interbank and money market items - net	65,929	65,929	76,250	76,250
Securities purchased under resale agreements	9,500	9,500	19,040	19,040
Investments - net	99,565	99,351	110,557	110,781
Loans and accrued interest receivables - net	591,253	591,253	548,697	548,697
Customers' liability under acceptances	857	857	743	743
Other assets	6,064	6,064	6,166	6,166
Total Financial Assets	788,081	787,867	774,989	775,213
Financial Liabilities				
Deposits	687,781	687,781	705,570	705,570
Interbank and money market items	19,508	20,247	11,525	11,550
Liabilities payable on demand	5,904	5,904	7,426	7,426
Borrowings	27,727	29,212	23,611	25,024
Bank's liability under acceptances	857	857	743	743
Other liabilities	6,267	6,267	7,146	7,146
Total Financial Liabilities	748,044	750,268	756,021	757,459

(Million Baht)

	The Bank			
	2005		2004	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	14,912	14,912	13,536	13,536
Interbank and money market items - net	65,868	65,868	76,184	76,184
Securities purchased under resale agreements	9,500	9,500	19,040	19,040
Investments - net	106,067	105,855	117,412	117,632
Loans and accrued interest receivables - net	593,333	593,333	547,770	547,770
Customers' liability under acceptances	857	857	743	743
Other assets	5,423	5,423	5,556	5,556
Total Financial Assets	795,960	795,748	780,241	780,461
Financial Liabilities				
Deposits	688,911	688,911	705,985	705,985
Interbank and money market items	19,249	19,988	11,165	11,190
Liabilities payable on demand	5,904	5,904	7,426	7,426
Borrowings	27,727	29,212	23,611	25,024
Bank's liability under acceptances	857	857	743	743
Other liabilities	6,034	6,034	6,920	6,920
Total Financial Liabilities	748,682	750,906	755,850	757,288

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances and accrued interest payables are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.2

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts since most loans are floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

1. Hedging of the Bank's exposure to financial risks.

   Hedgings activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

   Derivatives undertaken for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk on derivatives transactions by using procedures similar to those used when granting general loans.

2. Hedging of the customer's exposure to financial risks.

   At the request of a customer, the Bank will enter into certain derivative contracts in order for customers to hedge financial risk. The Bank uses appropriate hedging tools to take advantage of price differences or net market price changes.

   The derivatives used for this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The market risk of derivative transactions used to hedge the customer's exposure comprises exchange rate risk and interest rate risk. To minimize risks, the Bank's policy is to conduct full-amount hedges with customers or counterparties. The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

3. Trading Purposes

   The objective of derivatives for trading purposes is to take advantage of price movement in the short-term market.

   Derivatives used for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank 's derivative instruments as at December 31, 2005 and 2004:

(Million Baht)

	Consolidated and The Bank			
	2005			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	368,802	268	369,070	(512)
Cross currency swaps	2,653	53,710	56,363	333
Interest rate swaps	8,671	109,571	118,242	115
Credit default swaps	5,134	821	5,955	(1)

(Million Baht)

	Consolidated and The Bank			
	2004			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	239,464	124	239,588	3,831
Cross currency swaps	568	34,319	34,887	1,040
Interest rate swaps	33,906	24,422	58,328	206
Credit default swaps	2,734	2,734	5,468	(2)

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, in the case of no market price being available.

37 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the year ended December 31, 2004 have been reclassified to conform with the presentation in the financial statements for the year ended December 31, 2005.

38 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee of the Board of Directors on February 21, 2006.

EXCELLENCE

Management Discussion and Analysis (MD&A)

For the year ending December 31, 2005

ธนาคารกสิกรไทย
KASIKORNBANK

เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
บริการทุกระดับประทับใจ

Executive Summary for the Management Discussion and Analysis, for the Year ending December 31, 2005*

In 2005, the Bank reinvented the entire corporation to become "KASIKORNBANKGROUP", with the aim of promoting coordination among subsidiaries using the concept of a full-range financial solution provider, leading to synergy creation among KASIKORNBANKGROUP. The Bank is confident that our full range of financial services will satisfy all customers' needs, adhering to the group's "Towards Service Excellence" resolution with the "K Excellence" as a corporate signature to represent the high-quality products and services of the group.

Regarding operating performance in 2005, the Bank's consolidated net income totaled Baht 13,930 million, decreasing by Baht 1,410 million, or 9.19 percent, from 2004. The decrease was due mainly to an increase in corporate income tax expense of Baht 3,887 million, after the expiration of tax losses carried forward. However, net interest income rose by Baht 4,817 million, due to loan extension and higher interest rates. Meanwhile, non-interest income rose by Baht 153 million. Non-interest expenses rose by Baht 1,579 million, while the sum of reversals of bad debts and doubtful accounts and losses on debt restructuring increased by Baht 902 million, as the Bank set aside allowances for doubtful accounts and incurred losses on debt restructuring in response to the changing economic environment and new loan extension.

On the financial front, as of December 31, 2005, the Bank's total consolidated assets were Baht 837,309 million, increasing by Baht 12,335 million, or 1.50 percent, over the end of 2004, due mainly to loan growth. The Bank's consolidated outstanding loans totaled Baht 626,946 million at the end of 2005, rising by Baht 34,358 million, or 5.80 percent, over the end of 2004. Meanwhile, non-performing loans of the Bank and its asset management companies stood at 8.88 percent of the total outstanding credit at the end of 2005, decreasing from 12.30 percent recorded at the end of 2004. As for total consolidated liabilities, they were reported at Baht 759,193 million, rising by Baht 885 million over the end of 2004, following increases in interbank and money market items, borrowing and other liabilities. On the other hand, the Bank's consolidated deposits equaled Baht 687,781 million, declining by Baht 17,788 million, or 2.52 percent from the end of 2004. Total consolidated shareholders' equity was Baht 78,116 million, showing a year-over-year increase of Baht 11,450 million, or 17.18 percent, due mainly to the Bank's profits in 2005. Meanwhile, the capital adequacy ratio of the Bank and its AMCs equaled 14.47 percent, with Tier-1 and Tier-2 capital accounting for 9.53 and 4.93 percent, respectively.

With regard to the operations of the three Business Groups, in addition to achieving continued growth in fee-based income, the Corporate Business Group, at the end of 2005, showed a 10.75 percent increase in the group's total loans over the end of 2004. This increase was seen in every customer segment, as well as in domestic credit and trade finance products. For the Retail Business Group, innovations and continual development of products, services and sales channels, particularly electronic channels, have resulted in a substantial increase in the number of users through these channels. Besides this, the Retail Business Group's total loans, at the end of 2005, surged by 15.00 percent year-on-year, following growth in all loan products. Furthermore, the Treasury Group has conducted more financial transactions related to derivative

* For the annual report, this section is shown in the "Management Report" section.

instruments, along with developing new deposit and investment products, to meet customers' needs.

In terms of risk management, work proceeded throughout 2005 on improvements and developments in managing all types of risks. For credit risk management, the Bank has utilized the automatic credit evaluation system and standardized credit approval procedures nationwide, while the credit operational structure was upgraded, leading to higher efficiency and quality in overall credit risk management. Furthermore, for market risk management, the Bank has completed development of a new work procedure, complying with the Bank of Thailand's new regulations regarding capital adequacy for market risk in trading book transactions. To introduce a greater variety of funding sources and better risk diversification, as well as to provide more alternatives in investments for depositors, two projects of short-term debenture and structured note issuances were launched as a part of liquidity risk management. Prior to the Bank of Thailand's plan to implement a new Capital Accord 'Basel II' for commercial banks by 2008, the Bank implemented our own Basel II strategic project in 2005, aiming at streamlining the Bank's system to effectively comply with the Basel II standards. In the meantime, data preparedness and situational modeling to facilitate computation of necessary capital reserves have proceeded, in order to meet the Basel II standards in terms of capital reserves for operational risk.

Throughout 2005, the Bank continued our development efforts in the implementation of human resources projects, with the goal of becoming a competency- and performance-based organization. Other supportive work also progressed on information technology (IT) improvements, including the design of a secure IT infrastructure for innovative products and services, and the introduction of an improved design in the security infrastructure of the Bank's subsidiaries. At the same time, the Bank has continued to improve the efficiency of our IT system under the Transformation Plan, and an IT Master Plan has been drafted to pave the way for improved Bank IT systems in the future.

With our commitment to outstanding business development, the Bank has been widely acknowledged for our efforts. This was confirmed by upgrades in the Bank's credit ratings from international rating agencies, as well as by many prestigious awards received during 2005.

Content

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1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Thailand's Economy in 2005 and 2006

Despite all the negative factors, such as higher oil prices and inflation, rising interest rates, falling income from tourism following the tsunami disaster at the 2004 year-end, as well as the first current account deficit since the 1997 economic crisis, Thailand's economy sustained a satisfactory growth rate of around 4.5 percent in 2005, due mainly to a push from exports.

As for 2006, we expect Thai economic growth to average around 4.0-5.0 percent, due to investment expansion by public and private sectors, as well as a rebound in tourism. Still, growth in private consumption is likely to be constrained by the prospect of rising interest rates continuing from last year, while domestic oil prices remain at relatively high levels. Meanwhile, we also expect the current account deficit to continue for the second straight year, against a backdrop of continuing import growth due to investment and export expansion, as well as higher global oil prices.

Thailand's Economic Growth

(Unit: Percent change over-year, or as otherwise indicated)

	2005	2006
Private Consumption	4.5%	4.0%-4.3%
Investment	10.9%	7.2%-13.5%
Private	10.7%	7.5%-10.3%
Public	11.2%	6.2%-22.7%
Public Consumption	12.8%	4.0%-6.0%
Exports	15.0%	8.0%-15.0%
Imports	26.0%	8.0%-15.0%
Trade Balance (USD millions)	-8,578	-9,100 to -9,700
Current Account (USD millions)	-3,714	-3,800 to -4,200
Current Account (% to GDP)	-2.1%	-2.1% to -2.3%
Headline CPI Inflation	4.5%	4.3%-4.8%
Core CPI Inflation	1.6%	2.0%-3.0%
Average Brent Crude (USD/Barrel)	54.5	60.0-65.0
Average Retail Diesel (Baht/Liter)	20.01	23.9-25.4
Average Baht/USD	40.22	39.50-40.50
Gross Domestic Product (GDP)	**4.5%**	**4.0%-5.0%**

Source: KASIKORN RESEARCH CENTER CO., LTD.

Amid continued economic growth and demand for investments from both the public and private sectors, domestic liquidity is likely to recede further. Also, as financial institutions are pushing forward for new loan extension, the declining liquidity situation may heighten competition among financial institutions for deposits. This is particularly true as they try to retain customer bases and manage liquidity at proper levels.

☐ Regulatory Changes [1]

During 2005, there were several regulatory changes concerning the Bank's operations, but those of notes are summarized as follows:

• Granting Approval to Engage in Securities Brokerage Business, Sales of Securities & Unit Trusts

The Bank of Thailand (BOT) issued a directive, ref. FawKorSor. (11) Wor. 33/2548, dated May 6, 2005, with a BOT announcement, re: "Engaging in Securities Brokerage Business, Sales of Securities & Unit Trusts", which in essence granted approval for commercial banks to engage in such securities business per the particulars of the directive, including the right to appoint private individuals meeting SEC qualifications to be their representatives in such business.

This announcement is viewed as beneficial to the Bank, in that it aids the Bank in expanding into unit trust-related business, thus broadening the services of the Bank.

• Granting Approval to Engage in Hire Purchase and Leasing Business [2]

The Bank of Thailand (BOT) issued a directive, ref. FawKorSor. (11) Wor. 34/2548, dated May 11, 2005, with a BOT announcement, re: "Granting Approval to Engage in Hire Purchase and Leasing Business", with the purpose of allowing commercial banks to engage in such business, providing they meet with certain prerequisites and qualifications, per the following:

(1) They must have sound financial and operational status, can set aside adequate allowances and reserves, and be able to maintain their capital to risk-weighted asset ratios at a level not lower than the minimum set by the BOT;

(2) They must cooperate with the authorities in implementing the Financial Master Plan in becoming a "One Presence" financial institution, per the policies of the BOT; and,

(3) They must produce a business model detailing their plans in writing to enter into hire purchase and leasing business, which has been approved by the board of directors of the respective bank.

This announcement also aids the Bank in broadening our scope of financial business operations.

[1] Details of other regulatory changes during the year 2005 may be found in the MD&A reports for the periods ending March 31, June 30 and September 30, 2005.

[2] This directive is an amendment of previous authorizations, which supersedes the previous BOT directive, re: Granting Approval for Commercial Banks to Engage in Hire Purchase and Leasing Business, dated September 27, 2004.

- **Measure to Restructure Personal Loan Debts**

The Ministry of Finance issued an announcement, dated October 18, 2005, re: "Measures to Restructure Personal Loan Debts", which was intended to ameliorate the problem of defaulted personal loans within the general public, as currently held by financial institutions. The targeted debts are those where lending institutions have entered into legal proceedings against defaulted borrowers prior to July 1, 2005, and have outstanding balances due less than or equal to Baht 200,000, but do not include agricultural loans, mortgages or credit card debt.

One condition includes that if the defaulted borrower is able to repay the debt by June 30, 2006, they will have the option of settling the debt with a single payment of only 50 percent of the outstanding principle due. However, if the borrower is unable to meet that deadline on their own, they may choose to apply for supports from the Government Savings Bank (GSB), wherein GSB might lend the 50 percent amount required to clear that debt with the original creditor within the deadline, and the borrower would then be liable to repay a term loan to GSB.

As of the end of 2005, the Bank has not yet completed a summary of the number of defaulted borrowers, or the value of the Bank's personal loans that would fit the profile to qualify for this debt relief measure, because the deadline for defaulted borrowers to declare their intentions, i.e., May 31, 2006, has not yet been reached. However, the Bank anticipates that this measure will reduce the total amount of NPLs with the Bank to a certain degree, while the impact of this government plan on the operating performance of the Bank will be minimal, because this segment of the Bank's loan portfolio is not large.

- **Approval for Structured Derivative Transactions**

The Bank of Thailand (BOT) issued a directive, ref. FawNawSor. (21) Wor. 4/2548, dated October 19, 2005, with a BOT announcement, re: "Approval for Structured Derivative Transactions", with the purpose of granting approval for commercial banks to engage in such transactions, wherein there are such reference variables as interest rates, currency exchange rates or financial indices, in addition to basic 'plain vanilla' derivatives.

This new measure broadens the choices in new types of transactions available for the Bank to engage in, which will have a positive impact on the Bank in that will allow the Bank to better meet the needs of customers.

1.2 Direction of Business Operations

❑ KASIKORNBANK in 2005 and Outlook in 2006

With a commitment to creating outstanding financial services, KASIKORNBANK, in 2005, has embarked upon a strategy of reinventing the entire corporation as the **"KASIKORNBANKGROUP"**, providing a full range of financial services. The Bank is confident that our services will satisfy the needs of every customer, in every segment, while adhering to the group's "Towards Service Excellence" resolution.

Recently, at Meetings No. 10/2005 and 14/2005, the KASIKORNBANK Board of Directors passed resolutions allowing the Bank to acquire additional shares in the

KASIKORN ASSET MANAGEMENT CO., LTD. This stock acquisition was completed in December 2005, thus enabling KASIKORNBANK to become the first Thai bank to truly offer a full-range of financial solutions in response to the needs of customers.

KASIKORNBANK subsidiaries:

1. KASIKORN FACTORING CO., LTD.
(http://www.kasikornfactoring.com)

Presently, KASIKORN FACTORING CO., LTD. (KFactoring), is one of the premier factoring companies in Thailand. KFactoring plays an important role in providing various forms of revolving credit to SME businesses. The company's main services include:

Factoring Services

- **Domestic Factoring**

In this business, clients agree to sell their account receivables to KFactoring. The company offers financing, collection, plus reporting and credit verification services.

- **Import Factoring**

KFactoring provides credit guarantee services to clients in Thailand who are importing products from other countries without opening Letters of Credit (L/C). Business owners operating overseas are, therefore, protected against credit default and collection fraud risks.

- **Export Factoring**

KFactoring delivers factoring services to export clients in Thailand for export orders negotiated without Letters of Credit (L/C). These services include financing, credit risk guarantees, as well as credit verification and collections.

- **Equipment Finance**

KFactoring offers short- and medium-term financing services, ranging between two to five years, to business entities in the form of Equipment Finance (EQF) for leasing and hire-purchase transactions, notably for industrial, commercial, transportation and agricultural equipment/machinery transactions, etc.

2. KASIKORN ASSET MANAGEMENT CO., LTD.
(http://www.kasikornasset.com)

KASIKORN ASSET MANAGEMENT CO., LTD. (KAsset) has been at the front line of asset management companies in Thailand, with expertise in managing investments in mutual, private and provident funds.

Mutual Fund Business

KAsset offers mutual fund management services with investment policies for all types of securities, including equity funds, general fixed-income funds, balanced funds, flexible portfolio funds, etc. Each mutual fund offers different levels of returns and risk tolerance that can be best fitted to the needs of each investor.

Private Fund Business

KAsset offers fund management services that respond to individual needs and provide optimal returns to individual investors based on analyses of the needs and requirements of investors. Investment policies are set jointly between the company and the investor, and investments are then managed accordingly. Investment returns are evaluated according to investors' requirements and investment conditions, while investment policies may be adjusted vis-à-vis changing situations.

Provident Fund Management

KAsset manages provident funds in accordance with each fund's objectives, keeping risks under control to achieve proper returns for the fund members at retirement age. The company offers tailor-made provident funds with individualized investment objectives and risk preferences determined by the fund members.

3. KASIKORN RESEARCH CENTER CO., LTD.

(http://www.kasikornresearch.com)

KASIKORN RESEARCH CENTER CO., LTD. (KResearch) is a leading research center in Thailand, continuously releasing quality research papers on economics, finance and other current socio-economic issues. Accuracy, thoroughness and speed are its key principles in providing information services with the following other objectives:

- To provide knowledge about economics, business administration, finance and banking to the employees and customers of the Bank, as well as to the general public;
- To develop an accurate and up-to-date database for public use; and,
- To promote the company's reputation in scholarly expertise as a subsidiary of KASIKORNBANKGROUP

4. KASIKORN SECURITIES PCL.

(http://www.kasikornsecurities.com)

KASIKORN SECURITIES PCL. (KSecurities) aims to become a leader in providing a full range of financial solutions and an excellent standard of financial services, with a customer-centric philosophy. Core businesses include securities brokerage and investment banking services.

Securities Brokerage

Securities Brokerage Services include:

- Securities trading through KSecurities marketing staff, as well as over the Internet;
- Providing investment recommendations based on both fundamental and technical points of view by our experienced professionals. Our brokerage team offers quality services with an aim to maximize clients' asset growth, using the same service standards as provided by other leading financial institutions; and,
- Offering analyses and research on securities based on fundamental factors, industrial and stock information, as well as technical analyses, which help facilitate better decision-making for investment.

Investment Banking

Financial Advisory Services include:

- The raising of funds through equity instruments, along with underwriting services;
  - Arrangement of Initial Public Offerings (IPO): Public Offerings (PO) and Private Placements (PP);
  - Issuance and sale of equity instruments, such as warrants and preferred stock;
- Other Financial Advisory Services: Investment banking activities in this area of expertise include:
  - Mergers and Acquisitions, Arrangement of Strategic Partners and Joint Ventures
  - Independent Financial Advisories
  - Financial Structure Planning
  - Debt Restructuring

5. KASIKORN LEASING CO., LTD.
(http://www.kasikornleasing.com)

KASIKORN LEASING CO., LTD. (KLeasing) offers hire-purchase and finance leasing products to retail and corporate customers, focusing mainly on passenger cars, pickup trucks, vans and commercial vehicles. Its products and services include:

Hire-Purchase

This is a credit line for purchasing new and used vehicles. Ownership is transferred to the customer after the loan is repaid.

Finance Leasing

This is credit financing for corporate business entities in need of passenger cars, pickup trucks, vans and commercial vehicles for business. The main distinction between this type of financing and hire-purchases is that the lessee has the option of ownership rights over the asset upon maturity in lease contracts, or may relinquish these rights, at their choice. Usually, there are greater tax benefits to be gained from leasing contracts than with hire-purchases.

Dealer/Wholesale Floorplan Financing

KLeasing also offers credit financing to car dealers for purchases of vehicles for sale, thus furthering business extension.

Refinancing

Car refinancing to provide cash for investment and expense purposes is also offered.

KASIKORNBANKGROUP promotes coordination between subsidiaries in various aspects, including operations, management and information services, etc., thus leading to synergy creation and benefits to the group. Besides this, the Bank is promoting an image of KASIKORNBANKGROUP as a full-range financial solution provider, offering quality services and products, fusing personal care with modern technology. Services are provided to customers in all segments and for all ages, with all financial needs under the 'K Excellence' concept, which represents the high-quality products and services of the group. This corporate signature is being used with all service channels, as well as at the offices of subsidiaries, branches of the Bank, ATM machines and all advertising materials. All products and services of

KASIKORNBANKGROUP guarantee the customer that he/she will receive uniform quality, denoted by the 'K' signature, as with K-SurePay, K-Stock Trade, K-Financial Lease, K-Business Brief, and K-Global Factoring, etc.

Corporate Signature: 'K Excellence'

- The letter "K" will be the prefix of the names of all subsidiaries of KASIKORNBANK-GROUP.
- The "K" symbol is written with a brush, conveying tenderness and caring, expressed with calligraphic skill and a heartfelt effort conveyed to the tip of the brush – delicate, yet strong with every move.
- Green is the symbolic color of KASIKORN-BANKGROUP – implying freshness, fertility and life.
- A rectangular pedestal is placed at its base, depicting a secure and strong position. Its color is red, representing vigor, warmth and prosperity. The word, "Excellence", is located solemnly and confidently upon it.
- Wherever the letter "K" and "Excellence" are combined as a corporate signature, they will be an assurance of high-quality products and services of KASIKORNBANKGROUP, resolutely delivered with, "Towards Service Excellence".

In order to attain our vision and goals efficiently and effectively, the Bank has adopted a "Balanced Scorecard" concept as a management tool, which has been developed and modified to suit our business undertakings, and to closely monitor implementation of key strategic programs.

The Bank's strategic programs were initiated in the year 2000, and have led to efficient and effective development of our business potential. Strategic programs include the upcountry credit transformation process, centralization of credit operations all over the country, development of a credit underwriting support system, operational restructuring and support programs for international business. In 2005, the Bank initiated the **K-Transformation Program** for the development of core business strengths in four major areas, to better respond to the needs of our customers.

1. **Know Our Customers** is aimed at acquiring customer data for product and service analyses and other related functions. More thorough understanding of customers' needs will enable the Bank to offer the right products and services that truly respond to their needs.
2. **Multi-channel Sales and Services** are aimed at building the capability to optimize channel assets to deliver a unique and consistent customer experience across all channels, seamlessly.
3. **IT Capital** will enhance the effectiveness of innovations and resources of the entire organization, using a customer-centric IT architecture.
4. **The Financial Information System** promotes the development of a new chart of accounts for KASIKORNBANKGROUP and a single bank-wide

General Ledger System that integrates with other core systems. As a result, management has convenient access to financial data expressed clearly from different perspectives, while also showing the financial standings and performance of the group.

❑ Good Corporate Governance

In 2005, KASIKORNBANK continued in our determined efforts toward expanding the Bank's operations within the framework of good corporate governance, in the belief that this path will help the Bank to achieve its vision and strategic targets most swiftly and efficiently. In order for the principles of good corporate governance to achieve material benefits, it is necessary to make these precepts a part of the corporate culture, and in so doing, gain the acceptance of those within as well as outside the organization. This requires the cooperation of every part of the Bank's organization, and the dissemination of the codes of good governance conduct to all stakeholders through all appropriate Bank media channels, so that these stakeholders receive correct and transparent information to support awareness and trust in the transparency of KASIKORNBANK.

Aside from this, with our determination to continually develop our overall business and management, the Bank has achieved considerable success, and has, during 2005, thus been honored by numerous awards and favorable ratings for good corporate governance, including the following:

- January 2005
  - 'Best Governance of Asia' Award from Corporate Governance Asia magazine, January 2005 issue.
- July 2005
  - 'Best Domestic Commercial Bank' Award from Asia Money magazine.
  - The 'Distinction in Maintaining Excellent Corporate Governance Report', awarded by the Stock Exchange of Thailand, in cooperation with Money and Banking magazine at the 'SET Awards 2005: Engine of Growth' ceremony.



- August 2005
  - An upgrade of the Bank's good governance score from 8.80 to 8.89 ("Very Good"), out of a maximum possible score of 10, by Thai Rating and Information Service (TRIS).
  - 'Best in Financial Management' award from the Thai Business Management Association, in cooperation with Sasin Institute.
- November 2005
  - Rated one of the Top Ten companies in Thailand in the 'Corporate Governance Report of Thai Listed Companies 2005', by the Thai Institute of Directors Association (IOD) in

cooperation with the Thai Securities Exchange Commission (SEC) and the Stock Exchange of Thailand.

- Honored as one of the best-managed companies in Asia by Euromoney magazine, November 2005 issue, in its report on the achievements commercial banks and financial institutions.


EUROMONEY
KASIKORNBANK PLC

- 'Board of the Year for Exemplary Practices 2004/2005' Award for the second straight time in receiving this award from the Thai Institute of Directors Association (IOD), in cooperation with the Stock Exchange of Thailand, the Thai Chamber of Commerce and the Federation of Thai Industries.
- 'Best IR by a Thai Company' Award for the third straight year from IR Magazine, in cooperation with the Stock Exchange of Singapore.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance

(Unit: Million Baht)

	2005	2004	Changes	
			Million Baht	Percent Change
Income from interest and dividends	38,066	32,999	5,067	15.36
Interest expense	7,283	7,033	250	3.55
Net income from interest and dividends	30,783	25,966	4,817	18.55
Reversals on bad debts and doubtful accounts	599	(6,159)	6,758	n.a.
Losses on debt restructuring	3,063	8,919	(5,856)	(65.66)
Non-interest income	12,302	12,149	153	1.26
Non-interest expense	21,426	19,847	1,579	7.95
Income tax expense	4,003	116	3,887	3,350.86
Minority interests in net income	(64)	(52)	(12)	(23.08)
Net Income	**13,930**	**15,340**	**(1,410)**	**(9.19)**

The Bank's Net Income



15,500
15,000
14,500
14,000
13,500
13,000
Net Income (Million Baht)
6.00
4.00
2.00
0.00
-2.00
-4.00
-6.00
-8.00
-10.00
Changes (Percent)
2004
2005

In 2005, the Bank's consolidated net income totaled Baht 13,930 million, decreasing by Baht 1,410 million, or 9.19 percent, from 2004. The decrease was due mainly to an increase in corporate income tax expense of Baht 3,887 million, after the expiration of tax losses carried forward. In addition, non-interest expenses rose by Baht 1,579 million, while the sum of reversals of bad debts and doubtful accounts and losses on debt restructuring increased by Baht 902 million, due to the Bank's new loan extension, as well as new loan loss provisioning guidelines set to dynamically reflect changing economic conditions and other related factors. However, net interest income rose by Baht 4,817 million, due to loan extension and higher interest rates. Meanwhile, non-interest income rose by Baht 153 million.

Income Structure

(Unit: Million Baht)

	2005	2004	Changes	
			Million Baht	Percent Change
Interest and dividend income				
1. Loans	31,628	27,712	3,916	14.13
1.1 Loans	14,193	13,583	610	4.49
1.2 Overdrafts	9,192	8,535	657	7.70
1.3 Bills	8,243	5,594	2,649	47.35
2. Interbank and money market items	2,387	1,527	860	56.32
2.1 Deposits	1,875	1,123	752	66.96
2.2 Loans	127	23	104	452.17
2.3 Securities purchased under resale agreements	385	381	4	1.05
3. Investments	4,051	3,760	291	7.74
Total interest and dividend income	**38,066**	**32,999**	**5,067**	**15.36**
Non-interest income				
1. Fee and service income				
1.1 Acceptances, avals, and guarantees	686	577	109	18.89
1.2 Others	8,656	7,531	1,125	14.94
2. Gains on exchange	1,129	1,806	(677)	(37.49)
3. Other income	1,831	2,235	(404)	(18.08)
Total non-interest income	**12,302**	**12,149**	**153**	**1.26**
Total income	**50,368**	**45,148**	**5,220**	**11.56**

Diversification of Income

2005


Income from Loans
62.79 %
Income fro
Money Mar
4.74 %
Income from
Investments
8.04 %

2004


Income from Loans
61.38 %
Income from
Money Mark
3.38 %
Income from
Investments
8.33 %

❑ Net Income from Interest and Dividends

In 2005, the Bank's consolidated net income from interest and dividends was Baht 30,783 million, increasing by Baht 4,817 million, or 18.55 percent, over 2004. This was due mainly to an increase in interest income on loans of Baht 3,916 million, achieved through loan extension and higher lending rates. In addition, interest income from interbank and money markets rose by Baht 860 million, in tandem with higher interest rates in money markets. Further boosting the Bank's net income from interest and dividends was increased earnings from investments of Baht 291 million. However, the Bank's interest expense rose by Baht 250 million, due mainly to higher fixed-term deposit rates.

❑ Provisions for Allowance for Doubtful Accounts

In response to the changing economic environment and new loan extension, the Bank and its subsidiaries, in 2005, set aside allowances for doubtful accounts and incurred losses on debt restructuring totaling Baht 3,662 million, which was Baht 902 million higher than that of 2004.

The Bank has maintained a policy of setting aside an allowance for doubtful accounts in excess of the BOT regulations, as well as normalized provisioning at the rate of 0.50 percent of total loans, which had already reached the policy target in the second quarter of 2005. The Bank has also set aside an allowance for normal loans at 1.00 percent in proportion to the net incremental normal loans.

However, as a result of changing economic conditions, the demand for loans has been on an upward trend, leading the Bank's loans to grow continuously. Therefore, to manage the allowance for doubtful accounts to dynamically reflect changing economic conditions and other related factors, from the third quarter of 2005 onward, the Bank has rescinded the normalized provisioning policy and transferred the outstanding amount to inclusion in the allowance for doubtful accounts.

The provision for non-performing loans has been specifically determined by the nature of loans and related factors such as debt servicing ability, fair value of collateral, default history and loss severity. Provisioning for performing loans has been assessed based upon general factors such as default histories and loss severity, credit risks, economic conditions and management experience. For corporate loans, provisioning is determined on a case-by-case basis, while provisioning for retail loans is determined on portfolio basis with similar risk characteristics.

❑ Non-interest Income

In 2005, the Bank's consolidated non-interest income was Baht 12,302 million, increasing by Baht 153 million, or 1.26 percent, over 2004. This was due largely to an increase in fee and service income of Baht 1,234 million, or 15.22 percent, over 2004, mostly from loan-related fees, as well as our cash management, ATM and credit card businesses.

The Bank's gains on exchange, however, dropped by Baht 677 million, due mainly to a decrease in gains on foreign exchange-linked derivatives. Other income also decreased by Baht 404 million from 2004, following an over-year decrease of

mw

Baht 1,711 million in gains on investments in debt and equity securities, as the Bank, in 2004, recorded substantial gains on sales of investments in firms not directly related to the Bank's main business. Contributing to the decrease in other income was a Baht 117 million decrease in the Bank's share of profits (losses) from subsidiary and associated companies. Other types of other income increased Baht 859 million over 2004, due mainly to profits from the sale of foreclosed properties, while gains on the transfer of financial assets increased by Baht 564 million.

❑ Non-interest Expense

The Bank's consolidated non-interest expense in 2005 was Baht 21,426 million, increasing by Baht 1,579 million, or 7.95 percent, over 2004. This was due mainly to a rise in personnel expense of Baht 1,277 million, following the Bank's annual pay raise and provisioning for bonuses and the staff retirement fund, which follows the Thai Accounting Standard No. 53, on 'Provision, Contingent Liabilities and Contingent Assets', enacted in 2005.

2.2 Financial Position Analysis

Financial Position

(Unit: Million Baht)

	Dec.31, 2005	Dec.31, 2004	Changes	
			Million Baht	Percent Change
Assets	**837,309**	**824,974**	**12,335**	**1.50**
Liabilities and Shareholders' Equity				
- Total liabilities	759,193	758,308	885	0.12
- Total shareholders' equity	78,116	66,666	11,450	17.18
Total Liabilities and Shareholders' Equity	**837,309**	**824,974**	**12,335**	**1.50**

❑ Assets

As of the end of 2005, the Bank's total consolidated assets were Baht 837,309 million, increasing by Baht 12,335 million, or 1.50 percent, over the end of 2004. The items having significant changes are as follows:

- Loans, as of December 31, 2005, were at Baht 626,946 million, rising by Baht 34,358 million, or 5.80 percent, over the end of 2004. The increase in loans was largely in line with the country's economic growth.
- As of the end of 2005, the Bank's allowances for doubtful accounts stood at Baht 37,439 million, decreasing by Baht 8,907 million, or 19.22 percent, from the end of 2004. The decrease was due to write-offs of bad loans in accordance with BOT regulations.
- Interbank and money market items, as of December 31, 2005, totaled Baht 65,929 million, decreasing by Baht 10,321 million, or 13.54 percent, from

the end of 2004, as some of the Bank's term-deposits abroad became due. Loan extension and increasing investments in securities yielding higher returns during the second half of 2005 also contributed to a decrease in these interbank and money market items.

- Net investments, as of December 31, 2005, stood at Baht 99,565 million, decreasing by Baht 10,993 million, or 9.94 percent, from the end of 2004, following the Bank's reallocation of assets from investments in fixed-income securities into loans, which yielded higher returns.
- Securities purchased under resale agreements, as of the end of December 2005, totaled Baht 9,500 million, decreasing by Baht 9,540 million, or 50.11 percent, from the end of 2004, as the Bank managed liquidity to facilitate loan extension.

❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of December 31, 2005, were Baht 759,193 million, increasing by Baht 885 million, or 0.12 percent, over the end of 2004. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of December 31, 2005, were Baht 687,781 million, decreasing by Baht 17,788 million, or 2.52 percent, from the end of 2004. The decrease in deposits was mainly in fixed-term accounts. There was a change in the Bank's deposit structure, with current and savings accounts accounting for 5.77 and 56.71 percent of the total deposits, respectively, increasing from 5.39 and 54.49 percent at the end of 2004, respectively. Meanwhile, fixed-term accounts accounted for 37.52 percent of the total deposits, dropping from 40.12 percent in 2004.
- Interbank and money market items, as of December 31, 2005, were at Baht 19,508 million, increasing by Baht 7,983 million, or 69.27 percent, over the end of 2004. This rise was attributed to an increase in sales of discounted promissory notes to the BOT, in compliance with BOT policy.
- Borrowing, as of December 31, 2005, totaled Baht 27,727 million, increasing by Baht 4,116 million, or 17.43 percent, over the end of 2004. Most of this increase was in short-term borrowing as the Bank issued short-term debentures to enhance flexibility and variety of funding structure management, as well as to provide more alternatives in investments to the public and the Bank's depositors.
- Other liabilities, as of December 31, 2005, totaled Baht 14,381 million, increasing by Baht 6,388 million, or 79.92 percent, over the end of 2004. The increase in other liabilities was due mainly to deferred corporate tax payments for 2005, and obligations on the Bank's investments in foreign securities purchased through liquidity management companies, wherein transactions have not yet been settled in cash.

As of December 31, 2005, total consolidated shareholders' equity was Baht 78,116 million, increasing by Baht 11,450 million, or 17.18 percent, over the end of 2004, due to the Bank's profits in 2005.

❑ Relationship Between Sources and Uses of Funds

As of December 31, 2005, the funding structure as shown in the Consolidated Financial Statement comprised Baht 759,193 million in liabilities and Baht 78,116 million in shareholders' equity, resulting in a debt-to-equity ratio of 9.72. The major source of funds on the liabilities side was deposits, which accounted for 82.14 percent of the total. Other sources of funds included interbank and money market items and borrowing, which accounted for 2.33 percent and 3.31 percent of the total, respectively.

The Bank and its subsidiaries' major use of funds was loans. As of December 31, 2005, loans amounted to Baht 626,946 million, resulting in a loan-to-deposit ratio of 91.15 percent. For the remaining liquidity, the Bank has invested in various liquid assets such as interbank and money market items, securities purchased under resale agreements and investments in securities.

The major sources and uses of funds as of the end of December 2005 are categorized by contractual maturity periods in the following table:

The Bank and its Subsidiaries' Major Sources and Uses of Funds

(Unit: Million Baht)

	Deposits				Loans			
Period	Dec 31, 2005	Percent	Dec 31, 2004	Percent	Dec 31, 2005	Percent	Dec 31, 2004	Percent
≤ 1 year	678,980	98.72	699,457	99.13	396,745	63.28	373,259	62.99
> 1 year	8,801	1.28	6,113	0.87	230,201	36.72	219,330	37.01
Total	**687,781**	**100.00**	**705,570**	**100.00**	**626,946**	**100.00**	**592,589**	**100.00**

Note: Details of deposits and loans appear in the item, "Liquidity Risk Management" in the Analysis of Remaining Maturity of Assets and Liabilities.

The Bank and its subsidiaries' deposits with remaining maturities of less than, or equal to, 1 year at the end of December 2005 totaled Baht 678,980 million, decreasing by Baht 20,477 million, or 2.93 percent, from the Baht 699,457 million at the end of 2004. Deposits with remaining maturities of over 1 year at the end of December 2005 were Baht 8,801 million, increasing by Baht 2,688 million, or 43.97 percent, over Baht 6,113 million at the end of 2004.

At the end of December 2005, the Bank and its subsidiaries had loans with remaining maturities of less than, or equal to, 1 year totaling Baht 396,745 million, rising by Baht 23,486 million, or 6.29 percent, over the Baht 373,259 million at the end of 2004. Loans with remaining maturities of over 1 year amounted to Baht 230,201 million, increasing by Baht 10,871 million, or 4.96 percent, over the Baht 219,330 million at the end of 2004.

From the above table, it can be seen that, as of December 31, 2005, deposits with remaining maturities of less than or equal to 1 year were larger than loans with remaining maturities of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed when they reach maturity, it is likely that they will remain with the Bank longer than their stated contractual term, thereby helping to support funds for the

Bank's lending. In addition, in December 2005, the Bank issued the Baht 6,816 million Short-Term Debenture Project 1/2005 and Project 2/2005 to promote better flexibility and variety in the Bank's funding structure, as well as to provide more alternatives in investments for public and the Bank's depositors.

❑ Investments

The Bank's and subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments in securities, classified by the type of investment, as of the end of December 2005, are shown below:

Investments

(Unit: Million Baht)

Type of Investments	Dec 31, 2005	Percent	Sep 30, 2005	Percent	Dec 31, 2004	Percent
Debt Instruments	**92,402**	**92.81**	**88,964**	**91.86**	**104,824**	**94.81**
Government and State Enterprise Securities						
• Trading Investments	1,155	1.16	1,240	1.28	1,315	1.19
• Available-for-sale Investments	26,125	26.24	29,108	30.05	36,194	32.74
• Held-to-maturity Investments	21,708	21.80	24,860	25.67	26,422	23.90
Private Enterprise Debt Instruments						
• Trading Investments	-	-	22	0.02	-	-
• Available-for-sale Investments	2,178	2.19	2,050	2.12	2,821	2.55
• Held-to-maturity Investments	223	0.22	223	0.23	278	0.25
Foreign Debt Instruments						
• Available-for-sale Investments	27,522	27.64	17,987	18.57	24,182	21.87
• Held-to-maturity Investments	13,491	13.55	13,474	13.91	13,612	12.31
Equity Securities	**7,163**	**7.19**	**7,887**	**8.14**	**5,733**	**5.19**
Available-for-sale Investments	1,086	1.09	1,293	1.34	1,766	1.60
General Investments	5,626	5.65	6,161	6.36	3,504	3.17
Investments in Subsidiary and Associated Companies	451	0.45	433	0.45	463	0.42
Total Investments - Net	**99,565**	**100.00**	**96,851**	**100.00**	**110,557**	**100.00**

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement, as of the end of December 2005, totaled Baht 14,913 million, increasing by Baht 1,377 million over the end of 2004, due to the following activities:

- Net cash used in operating activities totaled Baht 2,715 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) decreased by Baht 10,277 million, while securities purchased under resale agreements declined by Baht 9,540 million. Loans, however, increased by Baht 51,323 million. Deposits showed a decrease of Baht 17,788 million, whereas interbank and money market items (on the liabilities side) increased by Baht 7,983 million.

- Net cash received from investment activities was Baht 6,243 million. This amount comprises cash received from the disposal of available-for-sale investments, totaling Baht 44,585 million, and cash received from redemption of debt instruments held to maturity of Baht 10,947 million, while there were cash payments for available-for-sale investments of Baht 38,876 million, and cash payments for debt instruments held to maturity of Baht 7,063 million.
- Net cash used in financial activities totaled Baht 2,151 million, due mainly to the Bank's dividend payments in the second quarter of 2005.

❑ Capital Expenditures

To enhance service efficiency, in 2005, the Bank's capital expenditures were primarily for information technology (IT), totaling Baht 1,510 million. Capital expenditures in other fixed assets were Baht 348 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of December 31, 2005, the Bank had a capital base of Baht 94,557 million, comprising Tier-1 capital totaling Baht 62,308 million, and Tier-2 capital totaling Baht 32,249 million. The capital adequacy ratio of the Bank and our asset management companies, Phethai and Ploy AMCs, equaled 14.47 percent, significantly above the BOT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and our AMCs are as follow:

Capital Adequacy Ratios*

(Unit: Percent)

Capital Funds	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
Tier-1 Capital	9.53**	9.58	8.50	7.90	7.98
Tier-2 Capital	4.93	4.93	5.00	5.19	5.14
Total Capital Requirements	14.47**	14.51	13.50	13.09	11.13

Note: *These ratios do not include the net profits of each accounting period. According to BOT regulations, the net profits for the first half of the year shall be included in capital, after approval by the Bank's Board of Directors. The net profits for the second half of the year shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

**Not including the net profits for the second half of the year, ending on December 31, 2005. Should the net profits for the second half of the year, ending on December 31, 2005, be included, the capital adequacy ratio of Tier-1 capital and of total capital requirements would be equal to 10.39 percent and 15.32 percent, respectively.

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and borrowing, in compliance with BOT regulations. As of December 31, 2005, the Bank had cash, cash at Cash Operation Units, and deposits at the BOT, including eligible securities, totaling Baht 68,622 million.

❑ Credit Ratings

In 2005, the Bank's credit rating was upgraded three times. In the first quarter, Fitch Ratings raised its outlook for the Bank's international long-term debt rating from "stable" to "positive", while the international long-term subordinated debt and individual ratings were upgraded from BBB- to BBB and from C/D to C, respectively.

In the second quarter, Fitch Ratings raised the Bank's international long-term debt rating from BBB to BBB+, and the international short-term debt and deposit rating from F3 to F2. In the third quarter, Standard & Poor's raised three ratings for the Bank and, for the first time, assigned a 'C' rating for the BFSR (Bank Fundamental Strength Rating) to the Bank. The agency upgraded the Bank's long-term debt rating from BB+ to BBB, the Bank's long-term subordinated debt rating from BB- to BBB-, and the Bank's short-term debt and deposit rating from B to A-2.

The details of the Bank's ratings for the years ending 2005 and 2004 are shown in the following table.

KASIKORNBANK's Credit Ratings

Credit Ratings Agency	December 31, 2005	December 31, 2004
Moody's Investors Services ***		
Long-term - Debt	n.a.*	n.a. *
- Subordinated Debt	Baa2	Baa2
- Deposit	Baa1 **	Baa1**
Short-term - Debt/Deposit	P-2	P-2
Outlook	Stable	Stable
Bank Financial Strength Rating (BFSR)	D	D
Outlook for BFSR	Positive	Positive
Standard & Poor's ***		
Long-term - Debt	BBB	BB+
- Subordinated Debt	BBB-	BB-
Bank Fundamental Strength Rating (BFSR)	C	-
Short-term - Debt/Deposit	A-2	B
Outlook	Stable	Positive
Fitch Ratings ***		
International credit ratings		
Long-term - Debt	BBB+	BBB
- Subordinated Debt	BBB	BBB-
Individual	C	C/D
Support	2	2
Short-term - Debt/Deposit	F2	F3
Outlook	Positive	Stable
National credit ratings		
Long-term - Debt	AA(tha)	AA(tha)
- Subordinated Debt	AA-(tha)	AA-(tha)
Short-term - Debt/Deposits	F1+(tha)	F1+(tha)
Outlook	Stable	Stable

Remarks: *Moody's Investor Services does not assign ratings to the Bank's long-term debt.
** Long-term deposits are rated only by Moody's Investor Services.
***The investment grade of long-term credit ratings for Moody's Investors Services, Standard & Poor's, and Fitch Ratings are Baa3, from BBB- and from BBB-, respectively. For short-term credit ratings, the investment grade ratings by these three agencies were from P-3, A-3, and F3, respectively.

3. Operations of Business Groups [3]

3.1 Business Overview

KASIKORNBANK's businesses are divided into three main groups: the Corporate Business Group, the Retail Business Group and the Treasury Group. In the year 2005, despite various negative factors, the business groups managed to successfully proceed with work on the Bank's strategies, guidelines, targets and goals. In addition to this, the Bank continued to expedite continuous development in many systems to improve operational capabilities and competitiveness.

3.2 Corporate Business Group

The Corporate Business Group provides services to customers with sales volumes over Baht 50 million per annum. Bearing in mind the benefits to our customers as being of utmost importance, products and services are offered to match the needs of varying business sectors, which are categorized into three segments - large corporate, or "multi-corporate banking"; medium corporate, or "corporate banking"; and small corporate, or "business banking" - segments. The main products of the group include domestic credit products, letters of indemnity-borrowing, trade finance, corporate finance, foreign exchange services, cash management services and securities services.

❑ Business Operations in 2005

In 2005, operations of the Corporate Business Group are summarized in the following:

<u>**Customer Segment**</u>

- **Multi-Corporate Banking Segment**

Overview

This unit provides sophisticated financial products and services for multi-corporate and investment project customers with sales volumes over Baht 5,000 million per annum. The main products are capital financing services, which include end-to-end financial offerings such as loan arrangement services, financial advisories and debt instrument underwriting. Other financial services include cash management and foreign exchange services.

Changes in the Operating Environment and Business Operations

Amid market volatility and intense competition throughout 2005, the Bank's fee-based income rose above targets, especially in the fourth quarter. This was due to increased revenues from risk management and corporate finance products, achieved

[3] Later in 2005, the Bank reorganized our business structure. This new structure is set to become effective from January 1, 2006, onward.

through introducing customers to potential benefits from our products. Meanwhile, bank-customer relationships have been fostered via various activities, including financial consulting, thus gaining the trust of our customers. In addition, different service strategies have been designed for different groups of customers, while relationships with our business alliance partners, both at home and abroad, have been strengthened for future business opportunities.

- **Corporate Banking Segment**

Overview

Customers in this segment are medium-sized corporate entities with sales volumes between Baht 400 – 5,000 million per annum, for which the Bank has devised specialized services such as capital financing services that include a complete range of loan facilities, including working capital financing, capital expenditure loans, project finance loans and trade finance. Other financial services include cash management, foreign exchange and financial advisory services.

Changes in the Operating Environment and Business Operations

In 2005, the Corporate Banking Segment achieved continuing growth in income, most notably in interest income, which was due to above-target loan extension, particularly in trade finance. This was also true for fee-based income, which increased steadily from such products as letters of indemnity-borrowing, cash management, corporate finance, and foreign exchange. Aside from continuing product and service developments, the Bank has carried on proactive marketing strategies in which bank-customer relationships are strengthened through various programs. Meanwhile, the Bank, through KASIKORNBANKGROUP, is expanding business and customer bases into the securities business via KASIKORN SECURITIES PCL., and leasing business via KASIKORN LEASING CO.,LTD.

- **Business Banking Segment**

Overview

Customers in this segment are corporate entities with sales volumes between Baht 50-400 million per annum to whom a full range of products, including domestic credit, trade finance and cash management products, is offered to meet customers' varying needs.

Changes in the Operating Environment and Business Operations

In 2005, the Bank achieved satisfactory growth in both new loan extension and fee-based income. The latter was mainly in letters of indemnity-borrowing and cash management services. In addition to marketing products to potential new customers, importance has been placed on improving bank-customer relationships with current customers. Among our marketing campaigns, there were seminars and workshops, which were organized for current and potential customers on topics such as international payments, currency trends, marketing and management.

Product Group

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

Overview

Domestic credit products are divided into two categories: working capital finance, such as overdrafts and promissory notes, and investment capital finance of various types. The Bank also offers several contingent bank guarantee products, such as letters of indemnity-borrowing, avals, letters of guarantee on loans, and financial statements.

Changes in the Operating Environment and Business Operations

Since the beginning of 2005, the Bank had been able to achieve higher growth in domestic lending, while fee-based income from letters of indemnity-borrowing was on target. This growth was achieved through constant improvements in our existing credit products, as well as the introduction of new products that meet customer needs in changing economic conditions. A notable example of this was a revolving fund product for gasoline stations, while the Bank also participated in the "Energy Conservation-Revolving Fund Project", with the approval of the Department of Alternative Energy Development and Efficiency. As for pricing, interest rates on secured loans have been made more competitive by changing the rate structure to deposit rates plus premiums approved by the Bank for each customer, from rates based on benchmarks, such as MFI, MFJ, MSI and MSJ [4]. For faster service, the Bank has continued to improve credit procedures, including deposit deductions for loan repayments and refinancing procedures.

- **Trade Finance**

Overview

Trade Finance offers many types of import and export services, such as letters of credit (L/C), bills for collection, trust receipts, international fund remittances and exchange of foreign currencies, etc.

Changes in the Operating Environment and Business Operations

In 2005, the Bank's trade finance lending, both for imports and exports, continued to grow on-target, in tandem with our volume of international trade. Notable growth was observed in electronics, jewelry, construction materials and automobile industries. Such satisfactory growth was a result of the Bank's continuing improvements in our products and services. Examples include advisory services, which are provided under the guidance of international business experts, in addition to quality services by our marketing teams. Furthermore, "Imaging Workflow" technology has been implemented, which has helped facilitate fund transfer transactions. All of these improvements have added extra value to our services to customers.

---

[4] MFI: Minimum Fixed Deposit Rate for Individual Persons , MFJ: Minimum Fixed Deposit Rate for Juristic Persons, MSI: Minimum Saving Deposit Rate for Individual Persons, MSJ: Minimum Saving Deposit Rate for Juristic Persons

- **Corporate Finance**

Overview

There are two major categories of services provided by Corporate Finance, including financial advisory services and corporate finance services, covering a full range of financial products and financial advisory services. In addition to offering services as a broker-dealer and underwriter for state enterprise bonds, Corporate Finance is responsible for researching the debt market and performing analyses on the economy, foreign exchange and the capital markets.

Changes in Operating Environment and Business Operations

In 2005, the Bank remained the underwriter of choice for the IPO of numerous debentures, while providing financial advisory services to several leading corporations. In addition, the Bank has been entrusted with the role as the sole underwriter of the government's "Savings Bonds", worth Baht 30,000 million, in total. These bonds will be offered to the public from the third quarter of 2005 to August 2006. In the debenture auction business, the Bank has also maintained our position as the top-ranked player, continued from last year.

- **Currency and Interest Rate Risk Management Products**

Overview

Foreign exchange services and products include spot transactions and hedging instruments, such as forward contracts and other financial derivatives.

Changes in the Operating Environment and Business Operations

Despite market volatility caused by several factors, including the weakening of major currencies against the U.S. Dollar during the first half of the year, the revaluation of the Chinese Renminbi on July 21, and the heightened volatility of the Yen and the Euro in the fourth quarter caused by rumors of another Renminbi revaluation in November, the Bank's fee-based income from foreign exchange products continued to grow. This satisfactory growth was attributable to the increased demand for the Bank's currency risk management, as evident in the larger number of transactions. The Bank has also offered customers derivative products with larger sizes and longer maturities, in addition to basic derivative products such as interest rate and currency swaps. Furthermore, as interest rate risks have intensified due to upward trends in interest rates at home and abroad, the Bank continued to meet customers' needs in interest risk management by engaging in derivative transactions on their behalf.

- **Cash Management**

Overview

Cash Management Services provide an efficient, effective, end-to-end solution in cash management, enabling more control over costs of funding, interest paid, liquidity, and time expended. To meet the needs of customers in different businesses, there are four key services provided under Cash Management: collection management services, payment management services, liquidity management services and special services such as payroll services.

Changes in the Operating Environment and Business Operations

In 2005, the Bank has continued the development of our business according to established strategies. Moreover, services and products have been upgraded to better fit changing market conditions, especially in the second half of the year, when there were several increases in commercial bank deposit rates. During this period, the Bank adjusted fixed-term deposit rates and conditions for saving deposit rates, meeting customers' needs in the rising interest rate environment. Also of note, the Bank, in cooperation with KASIKORN ASSET MANAGEMENT CO., LTD., launched a new deposit product in which customers can transfer their deposits from saving accounts to short-term government bond funds. As for our Business to Business (B2B) debt collection services for large corporate customers, focus has been placed on electronic payment services. For our Business to Customer (B2C) debt collection services, the Bank has implemented several promotional activities through direct marketing, aimed at increasing the transaction volume of our payment and fund transfer "K-SurePay" services. Meanwhile, the Bank's Electronic Banking System for corporate customers has been upgraded to an internet platform, from the previous intranet platform.

- **Securities Services**

Overview

Securities Services consist of custodial services for retirement funds, private funds, other mutual funds, and registrar services for bonds, securities, and unit trusts. The Bank also provides support services for syndicated loans, such as acting as a security agent for collateral control and as a facility agent.

Changes in the Operating Environment and Business Operations

In 2005, the Bank's securities services enjoyed satisfactory growth, especially in registrar services for unit trusts and debentures, due to the launch of six mutual funds and ten debentures. In addition, the Bank has expanded custodial services into foreign investment funds and short-term domestic funds, while gaining more business from customers switching to our services. As for the Bank's custodial services for provident funds, we have maintained our leadership in terms of market share, while new services for the government civil servant provident funds have been launched. As for our K-Agency services, in which the Bank operates as a syndicated loan agency, a collateral agency for syndicated loan programs and a bondholder representative, they have all generated on-target fee-based income, exceeding that of the previous year. This was attributable to the Bank's successful expansion in the syndicated loan business and the public sector's mega-investment projects. The Bank is also in the process of preparing staff and operating systems to meet the new requirement of the Securities and Exchange Commission, to be effective in 2006, which stipulates that provident funds have to be provided with asset value verification.

❑ Financial Position

Corporate Business Group Credit Classified by Customer Segment

(Unit: Million Baht)

	Percent of Total CBG's Loans	Loans		Changes	
		Dec 31, 2005	Dec 31, 2004	Million Baht	Percent Change
Corporate Business Group	100.00	224,540	202,747	21,793	10.75
Customer Segment					
Multi-corporate Banking Segment	30.53	68,542	66,417	2,125	3.20
Corporate Banking Segment	37.37	83,913	72,750	11,163	15.34
Business Banking Segment	32.10	72,085	63,580	8,505	13.38

As of the end of 2005, the Corporate Business Group's total loans stood at Baht 224,540 million, increasing by Baht 21,793 million, or 10.75 percent, over the end of 2004. Categorized by customer segment, the increase in the Group's total loans in 2005 was due chiefly to a 15.34 percent increase in the Corporate Banking Segment's loans, over the end of 2004, following expansion in iron and steel, chemical and plastic, and agro-industry businesses. Following this was the Business Banking Segment's loans, which grew by 13.38 percent over the end of 2004, while the Multi-corporate Banking segment's loans expanded by 3.20 percent.

Corporate Business Group Credit Classified by Product Group

(Unit: Million Baht)

	Percent of Total CBG's Loans	Loans		Changes	
		Dec 31, 2005	Dec 31, 2004	Million Baht	Percent Change
Corporate Business Group	100.00	224,540	202,747	21,793	10.75
Product group					
Domestic credit products	72.81	163,486	151,348	12,138	8.02
Trade finance	26.03	58,446	47,865	10,581	22.11
BIBF	1.12	2,506	3,378	(872)	(25.81)
Other loans	0.05	102	156	(54)	(34.62)

Categorized by product group, as of the end of 2005, products having the largest loan extension were domestic credit products, which rose Baht 12,138 million over the end of 2004. However, in terms of over-year percent change, trade finance loans recorded the highest growth of 22.11 percent over the end of 2004, due to growth in energy and electrical appliance industries. Following this was domestic credit products, which showed an increase of 8.02 percent over the end of 2004. BIBF loans, however, fell 25.81 percent.

3.3 Retail Business Group

The Retail Business Group is responsible for developing and managing customer relationships with retail business and individual customers. Based on their unique financial needs, customers are divided into 4 segments: business & professional customers, Platinum customers, middle-income customers, and general retail customers, or transactors. By group, the Bank's products are classified as follows: retail business lending, consumer loans, credit cards, as well as deposits and fee-based income.

❑ Business Operations in 2005

Throughout 2005, the Bank's products, as well as sales and service channels have been improved to enhance the efficiency of business operations, as follows:

Product Group

- **Retail Business Lending**

Overview

To help businesses operate at their full potential, the Bank has provided credit facilities to improve their liquidity, as well as for funding business expansion. Advisory services are also provided to help determine loan features best fitting individual businesses and goals. Both short-term and long-term loans are offered, and custom-made products designed to fit each customer's needs are provided.

Changes in the Operating Environment and Business Operations

Despite an economic slowdown in 2005, the Bank was able to sustain satisfactory loan growth, which was achieved through our commitment to product and service developments. For example, to facilitate funding for liquidity and business expansion of SME customers, the Bank has launched such innovative products as "KBank SME Klean Credit", which is a non-collateralized loan product, and "KBank SME KMax", which offers credit lines of up to 120 percent of the customer's collateral value. In addition, loan application forms have been standardized nationwide to make them easier for customers to complete, while credit approval processes have been improved for quick and responsive service. Moreover, focus has been placed on fostering bank-customer relationships through various marketing programs, which, we believe, will lead to broader business opportunities in the future.

- **Consumer Loans**

Overview

In understanding the various financial needs of individuals and households, the Bank offers a full spectrum of consumer loan products, covering housing loans and personal loans.

Changes in the Operating Environment and Business Operations

In addition to developing products to better suit customers' needs, the Bank has continued to focus on the use of marketing campaigns to create closer bank-customer relationships. For example, the "Decoration Guide by Home Smiles Club"

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magazine has been provided to the Bank's "Home Smiles Club" members. Also, an all-in-one mortgage product that comes with laundry and cleaning services for homebuyers has been launched, through collaboration with our alliance partners.

- **Credit Cards**

Overview

The Bank offers a broad array of credit card products and services, including services classified by cardholder type, such as cards for individuals and corporate customers, and services classified by card brand, such as the KBank Card, KBank-VISA Card and KBank-Master Card. For maximum efficiency in our services and the highest satisfaction of customers, the Bank's credit card products and services have been continuously developed and improved.

Changes in the Operating Environment and Business Operations

Although consumption spending has been hurt by several negative factors such as volatile oil prices and rising inflation, credit card spending has continued to grow. This was evident in the last quarter of the year, due to a boost from holiday season spending and a rebound in tourism after the tsunami disaster. Meanwhile, the Bank has introduced the "Ideal Card", featuring a security chip preventing forgery. Also, barcodes have been installed on the Bank's credit card statements, making it more convenient for customers to make payments at our branches and ATM machines. Furthermore, "K-mAlert" service, in which information on spending through the Bank's debit and credit cards is sent to customers via SMS service, has been launched. Besides this, since the second quarter, the Bank has extended service to China UnionPay (CUP) credit and debit cards, issued by China's banks.

As for the card-accepting business, competition remains strong, especially in promoting spending through credit cards and increasing shares of card accepting stores. This is evident in the rising number of Electronic Data Capture (EDC) machines being installed by credit card providers in each quarter. In response to this heightened competition, the Bank has expanded our card-accepting business through various service initiatives and product developments. For example, EDC machines have been installed for merchants at various trade fairs. Meanwhile, the number of EDC-equipped stores ready for chip-embedded credit cards has increased. Also, through the Bank's "Loyalty Program", card-accepting stores have been encouraged to deliver quality services, according to the Bank's guidelines, to cardholders in set target groups. A wireless EDC system has also been developed, enabling high-speed GPRS data transfers. In addition, the Bank's "Secure Communications Project" has been implemented, allowing the sending and receiving of data between the Bank and customers to be processed through an Internet system. Besides this, the Retail Business Group, through collaboration with the Corporate Business Group and alliance partners, has sought to broaden the Bank's marketing and business opportunities through the launch of several service packages.

- **Deposits and Fee-based Income**

Overview

The Bank has offered a wide range of deposit and card access products, including savings accounts, fixed-term deposits, current accounts and ATM cards. For customers' convenience, services such as fund transfers through ATM machines and utilities payments have also been offered.

Changes in the Operating Environment and Business Operations

Amid strong competition in the mutual fund business, the Bank, in cooperation with KASIKORN ASSET MANAGEMENT CO., LTD., has launched several mutual fund products throughout 2005. Products of note include short- and medium-term open-ended funds invested in the public sector's fixed-income securities, as well as the Ruang Khao SET 50 Fund and the Ruang Khao Long-Term Open-Ended 7030 Fund.

In the course of an upward interest rate trend and heightened competition in the Bancassurance business, the Bank, in cooperation with Muang Thai Life Assurance Co., Ltd., has introduced several new life insurance products, including the Ruang Khao Sasomsup 5/1 Fund, the Ruang Khao Sasomsup 10/3 Fund and the Ruang Khao Family Income Fund. As for personal accident insurance products, alternative sales channels in addition to the Bank's branches, such as through direct mailings and telephone contacts, have been further improved, while sales contests have been held to enhance the marketing prowess of the Bank's staff.

Meanwhile, to enhance efficiency in service, additional KBank Bancassurance Advisors (KBAs) have been assigned to the Bank's branches in Bangkok and the Metropolitan Area. Besides this, the Bank has offered such bundled products as "KBank Klean Loan Protection" and "KBank Klean O/D Protection" to our SME customers using these non-collateralized loan products. In a similar vein, Ruang Khao Pithaksin, a property insurance product, has been offered to the Bank's housing loan customers. The Bank has also implemented product cross-selling. For example, debit card products have been cross-sold with personal accident insurance products to customers opening new accounts at the Bank's branches. The first phase of this campaign covers 20 branches in Bangkok and the Metropolitan Area.

Furthermore, the Bank has broadened business opportunities in deposits and fee-based income products by introducing two new fund transfer services in December. These new services include the "Inter-Region Fund Transfer" service, in which money can be sent nationwide to persons without a bank account, and the "Inter-Bank Fund Transfer" service, in which fund transfers can be made to accounts at any bank via the Bank's service counters.

As for debit card products, promotional activities and marketing campaigns have been organized to strengthen the Bank's customer base, as well as encourage transactions through the Bank's cards. Operational procedures have also been made ready for debit cards that are jointly issued with other organizations.

In the foreign exchange business, additional foreign exchange booths were set up, more than doubling the Bank's sales channels over the previous year. All of these efforts, in addition to the policy of offering competitive exchange rates, have resulted in the Bank's being able to maintain our rank as one of the market's top three in this business.

Sales and Service Channels

In order to reach retail business customers, the Bank has continued to improve sales and service channels, including:

- **Branch Network**

The branch network is the primary channel for customers to conduct financial transactions, and for the Bank to introduce products designed to fit each customer's needs. To facilitate sales and service to targeted customer segments in a highly efficient manner, branches are classified into two groups.

Group 1 -- Bangkok and the Metropolitan Area and Major Cities:

Branches in Bangkok and major cities are grouped into clusters to facilitate management. Each cluster consists of differing branch types and sizes to ensure that each cluster is commensurate with the business potential and customer service requirements of a given location. Branches are divided into three groups as follows:

- **Retail Branches** provide financial services to customers in all segments, and coordinate with Direct Sales Units to sell credit products to targeted customers.
- **In-store Branches** aim to serve transactors and middle-income customers during non-traditional banking hours at locations such as malls, stores, and offices in urban areas.
- **Transaction Outlets** focus primarily on providing and conducting transaction services for customers, selling non-credit products, providing advice on the Bank's products and encouraging credit and financial services.

Group 2 -- Upcountry:

Upcountry branches are classified into two groups as follows:

- **Branch Clusters** for branches that are located in malls, or are in the vicinity of one another, and can operate as clustered branches to enhance management efficiency.
- **Single Full Branches** are branches in upcountry areas that cannot be clustered because they are located too far apart. Such branches are therefore maintained and managed as a single unit.

- **Direct Sales Force**

Focus has been placed on marketing the Bank's products, especially housing loans, personal loans and credit cards, to middle-income customers, through this channel.

- **Alliance Partners**

Business allies are used to expand the Bank's customer base, develop new products and services, and to build image awareness.

- **Direct Marketing**

The Bank uses this channel to promote a wide range of products and services to new and existing customers, as well as to customers of alliance partners.

- **Phone Channel: K-Contact Center (formally known as "KBank e-Phone")**

Throughout 2005, the Bank continued to improve our customer relations service through this phone channel. For example, the Interactive Voice Response (IVR) system has been upgraded to enhance the efficiency of service to customers, while a "Web Chat" service, which is connected to customer relations officers providing online help, has been introduced. Also, service teams have been trained and informed about product features, and tests have regularly been conducted on teams and team managers. Meanwhile, K-Contact Center has been used constantly as an additional channel promoting the Bank's services and products, such as credit cards featuring specific promotional offerings for different groups of customers. Also, via this channel, data on customer satisfaction and customer behavior has been collected for analysis and improvements on the Bank's products and services.

- **Electronic Channels**

For a better service coverage in response to the growing demands of customers, the Bank has continued to upgrade products and services provided through these channels. Moreover, since the fourth quarter, the names of products and services have been changed, for consistency with the Bank's new **K Excellence** concept. They are divided into four groups, as follows.

1. **Interactive Machines**

1.1 K-ATM (formally known as "e-ATM")

As of the end of 2005, the Bank's ATM machines have increased to 1,962 units, from 1,391 units at the end of 2004, all of which have been modified to handle transactions for China UnionPay (CUP) cards, and were ready for this as of May 13, 2005. Menus were adjusted to make them easier to use, and the "K-SurePay" service was advertised on monitors. The Bank's ATM machines have also been upgraded for faster transaction handling. At the same time, the Bank is in the process of upgrading systems in preparation for encrypted ATM card PINs, in compliance with the standards set by VISA International, and will be ready by July 1, 2007. In addition, since December 22, 2005, customers have been able to complete their unit trust transactions through the Bank's ATM machines in Bangkok and the Metropolitan Area, with the Bank's aim to provide nationwide coverage by January 2006. Besides this, applications for mobile phone banking services can now be made through the Bank's ATM machines.

1.2 K-CDM (formally known as "e-CDM")

To facilitate customers' deposit transactions, the Bank has increased the number of Cash Deposit Machines to 124 units at the 2005 year-end, from 70 units at the end of 2004.

2. Internet Banking

The Bank's Internet Banking service, comprising K-Cyber Banking for individual customers, and K-BizNet for small business customers, has witnessed strong growth. Since a substantially larger volume of transactions is expected in the near future, the Bank has ceaselessly upgraded operations and services to make certain that they will be ready for future demand. For example, since August 2005, the Bank's has streamlined application approval procedures, in which applications can now be approved within two working days -- down from seven working days. Meanwhile, the number of the Bank's business partners accepting payments via our Internet Banking services has been increased considerably, making it more convenient for customers to make their purchases online.

2.1 K-Cyber Banking (formally known as "e-Internet")

The Bank's Internet Banking service for individual customers has enjoyed satisfactory growth of 89.79 percent over 2004 in the number of users of this service. Developments of note in 2005 included a service in which new PINs are provided, either through e-mail or collectable at the Bank's branches, for customers who forget their passwords.

2.2 K-BizNet (formally known as "e-BizLink")

The Bank's Internet Banking service for small business customers has also sustained strong growth of 212.69 percent over 2004.

3. K-mPay (formally known as "KBank mPay", or "e-Mobile Phone Banking")

The Bank's bill payment facilities via mobile phone systems for individual customers have registered growth of 900.00 percent over 2004. Notable developments in 2005 include the implementation of the "Mobile Back Office" system for more efficient service, as well as improvements in PIN registration to speed up approval processes. Besides this, the Bank has launched the "K-mAlert" service, which provides information on customers' debit and credit card spending via SMS service. Furthermore, the Bank's operational system, since May 2005, has been undergoing upgrades to handle transactions for VISA cards, in addition to those carried out for the Bank's savings and current accounts.

4. K-Payment Gateway (formally known as "e-Commerce")

The Bank's payment service for online business has recorded growth of 12.39 percent over 2004 in the number of stores using our service. Service system developments have been completed, resulting in a more stable platform for a larger number of orders. Participating stores have also been transferred to this new platform for faster and more efficient service. In addition, the Bank is in the process of upgrading the level of security in accordance with "Verified by VISA" and "Master Card Secure" policies. This upgrade is expected to be completed by the first quarter of 2006.

- **Business Service Center (formally known as the "Business Banking Center")**

Since January 2005, the operation of the Business Banking Center has been transferred from the Corporate Business Group to the Retail Business Group, while the Center has been renamed the "Business Service Center". Through this channel, standard banking services similar to those at the Bank's branches, as well as commercial loan and cash management services are provided. By the end of 2005, twenty-six Centers had been opened nationwide, with twenty in Bangkok and the Metropolitan region, and six Centers upcountry. Five additional Centers are expected to be put into operation in 2006, providing better service coverage for our customers.

❑ Financial Position

• Loans

Retail Business Group Credits Classified by Product

(Unit: Million Baht)

	Percent of Total RBG's Loans	Loans		Changes	
		Dec 31, 2005	Dec 31, 2004	Million Baht	Percent Change
Total	**100.00**	**318,426**	**276,894**	**41,532**	**15.00**
Retail business lending	74.26	236,478	210,055	26,423	12.58
Housing loans	20.54	65,415	52,306	13,109	25.06
Credit card products	3.90	12,428	11,690	738	6.31
Other loans	1.30	4,105	2,843	1,262	44.39

As of December 31, 2005, the Retail Business Group's total outstanding loans were Baht 318,426 million, increasing by Baht 41,532 million, or 15.00 percent, over the end of 2004. The increase in the Group's total loans in 2005 was due mainly to a Baht 26,423 million increase in retail business lending, mostly in promissory notes. However, in terms of over-year percent changes, the product with the highest growth was housing loans that grew by 25.06 percent over the end of 2004.

• Deposit Products

Proportion of Deposits Classified by Product Group
(Under the Retail Business Group)

(Unit: Million Baht)

	Percent of Total RBG's Deposits	Deposits		Changes	
		Dec 31, 2005	Dec 31, 2004	Million Baht	Percent Change
Total	**100.00**	**571,374**	**602,958**	**(31,584)**	**(5.24)**
Current accounts	2.47	14,130	12,991	1,139	8.77
Savings accounts	55.40	316,527	321,652	(5,125)	(1.59)
Fixed-term deposit accounts	42.13	240,717	268,315	(27,598)	(10.29)
3 months	31.60	180,526	216,523	(35,997)	(16.62)
6 months	2.88	16,458	4,469	11,989	268.29
1 year	6.06	34,613	34,396	217	0.63
> 2 years	1.59	9,120	12,927	(3,807)	(29.45)

As of December 31, 2005, the Retail Business Group's total deposits amounted to Baht 571,374 million, falling by Baht 31,584 million, or 5.24 percent, from the end of 2004. This was due mainly to a fall in fixed-term deposits, particularly in the 3-month tenor that reported the largest contraction in terms of over-year percent change, following heightened competition from other deposit-taking institutions, and also from securities that yield higher returns. It should be noted that these deposits do not include those of the Corporate Business Group, and are not the Bank's total deposits.

3.4 Treasury Group

The Treasury Group's responsibilities include asset and liability management and the trading of foreign currencies, equity securities, debt instruments, and derivatives. The goal is to manage the Bank's investments to achieve maximum benefit within appropriate risk levels, and in line with the Bank's policies and governing authorities' rules and regulations. The Group's tasks also include liquidity management in accordance with the Bank's policies and BOT requirements. In addition, the Group manages investments for trading purposes, which are generally short-term investments, to provide service to customers in the area of foreign exchange, debt instruments, and derivative instruments.

❑ Business Operations in 2005

In 2005, market yields exhibited great volatility and mixed directions across a range of maturities, causing heightened interest rate risks for investors, save those with proper hedging. Mid-term and long-term yields eased during the first half due to the economic slowdown triggered by the tsunami disaster at the 2004 year-end and higher oil prices. Yields, however, edged up during the third quarter to early November as a result of accelerating inflationary pressure and market expectations of aggressive tightening by the BOT, as well as increases in deposit rates by large commercial banks. Afterwards, oil prices began to moderate, and yields softened due to rising demand for long-term investments, compensating for falling demand by commercial banks associated with declining liquidity.

Yields on short-term debentures have been rising in line with the BOT's interest rate tightening. In 2005, the BOT and the U.S. Federal Reserve raised their benchmark interest rates six and eight times, respectively. As a result, at the end of 2005, the BOT's 14-day repurchase rate stood at 4.00 percent, increasing from 2.00 percent at the end of 2004, while the U.S. Fed Funds rate was at 4.25 percent, increasing from 2.25 percent at the 2004 year-end.

The liquidity of Thai commercial banks declined throughout 2005, especially at large commercial banks. This was due to loan extension and heightened competition for deposits among Thai and foreign banks, as well as mutual fund and life insurance companies. Such competition was evident in the pricing strategies adopted and products with high returns offered by these players.

As interest rate trends are likely to remain upward both at home and abroad, the Bank has maintained our interest rate risk policy by not increasing investments in fixed-income securities, while shifting more weight toward short-term investments. Meanwhile, our focus has remained on increasing non-interest income through derivative instruments. At the same time, products yielding higher returns, including structured products and credit default swap products, have been developed, helping us to better manage declining liquidity. The Bank has also continued with our strategy of not increasing investments in equity securities. Meanwhile, the Bank has conducted more financial transactions related to other types of derivative instruments to meet with customers' needs and expand the customer base in this business. Innovative deposit and investment products have also been developed, enabling us to offer customers a wider range of saving and investment choices. This, in turn, has helped us manage our liquidity and adjust our liability structure for a better balance.

❑ Financial Position and Operating Performance

As of December 31, 2005, total investments of the Treasury Group were Baht 190,280 million, decreasing by Baht 900 million, or 0.47 percent, from the end of 2004. Investments in the money market accounted for 47.72 percent of the total investments, while investments in the capital market accounted for the remaining 52.28 percent.

Treasury Group's Income

(Unit: Million Baht)

Type of Transaction	Percent of Total TG's Income	2005	2004	Changes	
				Million Baht	Percent Change
Interest and Dividend Income					
Interbank and money market items	36.06	2,418	1,510	908	60.13
Investments	53.92	3,615	3,641	-26	-0.71
Non-interest Income					
Gains on investments	4.19	281	1,854	-1,573	-84.84
Gains on exchange and other income	5.83	391	1,014	-623	-61.44
Total	**100.00**	**6,705**	**8,019**	**-1,314**	**-16.39**

Note: The figures above are managerial figures.

For 2005, the Group had total income of Baht 6,705 million, declining by Baht 1,314 million, or 16.39 percent, from 2004. This was attributed to a decline in non-interest income of Baht 2,196 million, due mainly to decreases in gains on exchange and gains on investments in fixed-income securities. Interest and dividend income, however, increased by Baht 882 million, due to a rising interest rate trend.

4. Risk Management and Risk Factors [5]

4.1 Overall Risk Management

To provide a full range of financial services, KASIKORNBANK operates using the concept of a 'financial business group', which includes subsidiary and associated companies offering other types of financial services and support functions, respectively. In doing so, the Bank adheres to service principles that are the utmost in responsibility and accountability to all stakeholders and customers with regards to proper risk evaluation. The Bank's risk management policy consists of the following main elements:

❑ Risk Management Principles

The Bank's risk management includes credit, market, liquidity, operational, and other risk management. The principles of Risk-adjusted Return on Capital (RAROC) and Economic Profit are also used to measure risk management performance. The Bank operates under the following Risk Management principles:

- **Business Lines Accountable for Risk**

  Business units own the risks assumed, and are responsible for continuous and active management of all risk exposures, so that risks and returns are optimally managed in line with the risk appetite. Meanwhile, support units, which provide services to core business units and share common business goals, are accountable for managing business-derived operational risks.

- **Independent Risk Controls**

  An independent risk control process is implemented with the establishment of control functions responsible for providing an independent and objective view of risk-taking activities to safeguard the integrity of the entire risk process. In addition, these control functions are set to ensure that the risk level is in line with the risk appetite.

- **Defined Risk Management Policy**

  Risk Management Committee determines risk management policy under guidelines from the Bank's Board of Directors.

- **Integrated Risk Management**

  The management of various kinds of risks incurred from all aspects of the Bank's business transactions is carried out in an integrated framework at all levels within the organization.

- **Risk-adjusted Performance Measurement**

  The performance of business units is measured and evaluated on a risk-adjusted basis.

---

[5] For the annual report, this chapter is shown in the "Risk Management and Risk Factors" section.

❑ Risk Management Process

To ensure effective risk management, the Bank has outlined a risk management process, which includes the following key steps:

- **Risk Identification**

Key risks are proactively identified in detail, including types and sources of risks, as well as other risk-related factors, both internal and external. Assessments and projections of the Bank's current and expected risks are also in place.

- **Risk Measurement**

Various models and methodologies for risk measurements suitable for different business characteristics are utilized. These models and methodologies are verified, approved and reviewed, regularly.

- **Risk Monitoring and Control**

Risk measurement policies and appetites designated by the Bank's Board of Directors, which are implemented through various guidelines, procedures and risk limits, are continuously monitored.

- **Risk Reporting**

Timely and adequate risk reports covering all aspects of operations are required to ensure highest effectiveness in risk management.

Besides this, in order to avoid large financial losses, and to ensure continuity in business operations, the risk management process also takes into account both normal and crisis conditions.

❑ Risk Management Structure

The Bank's organization has been structured to facilitate all aspects of risk management, while each business unit's responsibility and segregation of duties have been clearly identified in accordance with good internal-control practices. The Bank's overall risk management framework encompasses the following organizational structure:

- The Bank's Board of Directors has the ultimate responsibility for approving all risk management policies and guidelines, setting risk limits and risk appetites, and ensuring the establishment of effective risk management systems and procedures in line with international standards.
- The Audit Committee is responsible for reviewing risk management processes and the internal risk control system, ensuring their adequacy and effectiveness.

Furthermore, the Bank's Board of Directors has assigned the following committees and sub-committees to assist in managing various risks.

- The Risk Management Committee is responsible for overseeing and monitoring risk management policies and overall risk profile per the policies and guidelines approved by the Bank's Board of Directors.

- The Asset and Liabilities Management Sub-Committee is responsible for managing interest rate, liquidity and foreign exchange risks.
- The Credit Policy Sub-Committee is responsible for establishing credit policies that are in line with the Bank's strategies and credit risk appetite.

The day-to-day responsibility for measuring and monitoring all related risks has been delegated to the Internal Risk Management Department. This department is accountable for developing sophisticated risk management tools by converting all related risks into a single comparable term of capital. This concept enables the Bank to estimate and control the magnitude of various types of risks, set pricing that reflects the risk level of different customers and businesses, and allocate capital to properly reflect returns and risk levels.

4.2 Risk Management

❑ Credit Risk Management

Credit risk refers to the risk that a counterparty or borrower may default on contractual obligations or agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances, or their intention not to abide by the agreements, resulting in a loss to the Bank.

Credit Risk Management Guidelines

In managing credit risk, the Bank has adhered to international guidelines for compliance with the centralization of credit approval processes and separation of sales and credit decisions to promote the Bank's transparency. Nevertheless, credit-related officials, particularly SME Business Sales Agents, Relationship Managers and Underwriters, all share goals in attaining credit quality and business development.

Furthermore, emphasis has been placed on credit operational efficiency under proper monitoring and control processes. Clear roles and responsibilities have been defined and disseminated to all staff levels, while clear guidelines and principles are used to increase value in credit operations, improve the credit culture, and foster a common credit language. In addition, staff have steadily received credit skills training to better serve customers, while automated operational and support systems of the highest standards and efficiency have been developed.

Credit Policies and Credit Risk Management Tools

To enhance credit risk management efficiency, the Bank has fully utilized various credit risk management tools. Business strategies based on an acceptable risk appetite have been established in order to define clearer operational targets for staff. These business strategies have been translated into a consistent set of credit policies and action plans that cover all customer segments and product lines. Proper qualifications for credit eligibility are established within these policies and guidelines, which comply with, and go beyond, the rules and regulations of the BOT.

In addition to the Bank's constant improvements in our credit risk management tools, credit policies are regularly reviewed and updated to ensure that they are in line with the guiding principles and rationale, and are always available as a reference for staff through the Bank's online information system. Customer risk rating tools have been developed and utilized, supporting credit underwriting and setting appropriate pricing for each customer. As for performing business customers, their credit ratings are classified into twelve different ratings, while three ratings are specifically set up for non-performing business customers. Regarding retail customers, credit scoring is in place to improve credit approval standards and efficiency. When calculating the Risk-adjusted Return on Capital (RAROC), the cost of funds and related operating expenses are included, while the expected loss component from the credit risk is factored in as well. In so doing, prices are set in accordance with each individual customer and customer segment, depending on the credit portfolio management of each business group.

After completing key tasks such as the reorganization of credit operations, as well as development and updates in credit risk management tools, procedures and policies, the Bank, in 2005, shifted the focus to organizing training programs for credit operations staff. For example, in August 2005, the Skills Improvement Program for credit operations employees of the Retail Business Group was completed. More skills improvement programs are also in the pipeline, to further sharpen our staff's operational skills and efficiency.

Significant attention has also been given to the control of loan limit concentrations in different dimensions, i.e., industry, product types, customer characteristics and geographical locations. Each credit limit dimension is monitored continuously with an official portfolio report generated on a monthly basis to make certain that loan portfolio quality is in line with the Bank's business plans. The Bank has, at this time, yet to note any over-concentration in any industry or area in granting loan approvals. Meanwhile, the Bank has closely followed the quality of loans extended to the areas affected by bird flu, the tsunami disaster and the Southern unrest, and thus has been little affected by these crises. Our loan extensions to these affected areas are also reported on a monthly basis to the Ministry of Finance.

Credit Underwriting and Approval Procedures

At present, the Bank has centralized credit underwriting and approvals for clear and standardized credit procedures, with an approval process and system that is designed to suit our customers, whose needs and characteristics are multi-dimensional. To support operational personnel in making risk analyses using the same standards, the Bank employs credit rating tools that measure both quantitative aspects -- referring to customers' financial performance -- and qualitative data focusing on trends and competitiveness of businesses, including management quality.

In the underwriting and approval processes of retail lending, which includes credit card services, personal loans, housing loans and retail business loans, the Bank has utilized an automatic credit evaluation system known as the "Loan Origination System" (LOS), covering "Credit Scoring", which is based on the Bank's historical customer data, while risks are managed as a portfolio. The Bank is in the process of extending the use of Corporate LOS to cover lending to middle- and large-scale business customers. Also, the Bank has developed a credit rating system for various countries and financial institutions that the Bank does business with in money market activities, derivatives and investments.

The Bank has also made efforts to improve our credit approval and contract signing processes for upcountry customers by upgrading these procedures to a uniform standard nationwide, and thus improving overall credit quality. This includes the adoption of a standardized business loan application form for loan requests up to Baht 7 million, rather than using the former credit application form. To enhance the clarity of criteria for credit approvals, loan applications now request further evidence pertaining to the applicant's debt servicing ability, and the ratio between credit lines and collateral. For credit analyses on loan applications exceeding Baht 7 million, the Bank carries out a financial position analysis, based on the customers' financial statements, in addition to the new standardized credit application form.

In addition, for personal loans and credit cards, credit operations have been clearly separated from product development, for greater flexibility and efficiency. In doing so, credit processes and marketing operations have been more clearly divided. Besides this, the Bank, in the second half of 2005, upgraded the credit operational structure for small- to medium-sized business customers, for higher quality in risk management.

Post-Credit Approval Operations

The Bank has set up an operations center for post-credit approvals in order to create standardized and efficient operations. This centralized unit is responsible for consolidating all required contracts and setting up credit lines, as well as maintaining lending agreements and collateral documents. Continuing from the previous year, the Bank, throughout 2005, furthered the design and implementation of post-credit approval operations, extended and standardized nationwide.

Risk Asset and Credit Process Review

The Bank established the Risk Asset Review Department to review the quality of credit underwriting and efficiency of credit processes. For steady and efficient development of the credit processes, this department also prepares audit reports and suggestions on these matters for dissemination to senior executives and related departments.

- **Outstanding Loans**

As of December 31, 2005, the Bank's consolidated outstanding loans stood at Baht 626,946 million, increasing by 5.80 percent over Baht 592,588 million at the end of 2004. The amount rose by 2.04 percent over Baht 614,439 million at the end of September 2005.

As of the end of 2005, 58.83 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 42,926 million, or 6.91 percent of the Bank's total loan portfolio. Classified by customer type, juristic persons accounted for 375,036 million, or 60.38 percent of outstanding loans, while sole proprietor and individual customer borrowing accounted for the remaining 39.62 percent. In terms of maturity, credit with maturity of less than or equal to 1 year accounted for 64.56 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of December 31, 2005
As of September 30, 2005
As of December 31, 2004
58.83
57.59
56.82
Business entities
Individual
Type of customer
As of December 31, 2005
As of September 30, 2005
As of December 31, 2004
39.62
40.16
40.87
Less than or equal to 1 year
Over 1 year
Credit maturity
As of December 31, 2005
As of September 30, 2005
As of December 31, 2004
35.44
35.34
34.69
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolios, including accrued interest receivables, as of the end of 2005 and 2004, were as follows:

The Bank's Consolidated Lending Portfolio
(including Accrued Interest Receivables)


As of December 31, 2005
Others 7.76 %
Agricultural & Mining 2.89 %
Housing Loan 11.57 %
Utilities & Services 10.75 %
Real Estate & Construction 6.38 %
Manufacturing & Commerce 60.65 %
As of December 31, 2004
Others 8.94 %
Agricultural & Mining 3.06 %
Housing Loan 10.85 %
Utilities & Services 10.51 %
Real Estate & Construction 7.02 %
Manufacturing & Commerce 59.62 %

The Bank reviews loan portfolios on a monthly basis, in terms of growth and quality compared with those of competitors and the Bank's past performance. The focus is on matters such as industry concentrations, the current situation in each industry group, credit exposure by product type and customer group, collateral and geography.

- **Non-performing Loans**

As of December 31, 2005, NPLs of the Bank and its AMCs stood at Baht 56,217 million, equal to 8.88 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 44,388 million, accounting for 7.08 percent of the total outstanding credit, including that of financial institutions. NPL figures, as of the end of 2005 and 2004, are shown in the table below.

(Unit: Million Baht)

Year Ending	Dec 31, 2005	Dec 31, 2004
The Bank and its AMCs' NPLs	56,217	72,809
Percent of total outstanding credit, including that of financial institutions	8.88	12.30
The Bank's NPLs	44,388	56,870
Percent of total outstanding credit, including that of financial institutions	7.08	9.81

In 2005, the Bank and its AMCs entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 40,628 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 34,337 million. The details of debt restructuring and losses from debt restructuring in 2005 and 2004 are shown in the following table.

(Unit: Million Baht)

Year Ending	Dec 31, 2005	Dec 31, 2004
Debt restructuring of the Bank and its AMCs	40,628	57,455
Losses from debt restructuring	3,792	9,127
Debt restructuring of the Bank	34,337	40,873
Losses from debt restructuring	3,160	6,537

- **Allowance for Doubtful Accounts**

As of December 31, 2005, the Bank's consolidated allowances for doubtful accounts totaled Baht 37,439 million. This amount was equivalent to 143.90 percent of the level required by the BOT. As for Bank-only allowances for doubtful accounts, the amount stood at Baht 29,076 million, which was equivalent to 143.29 percent of the level required by the BOT.

- **Foreclosed Properties**

As of December 31, 2005, the Bank's consolidated foreclosed properties had a cost value of Baht 20,520 million, accounting for 2.45 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 15,225 million, accounting for 1.82 percent of total assets, while consolidated allowances for impairment of foreclosed properties stood at Baht 3,057 million, accounting for 14.90 percent of the cost value of foreclosed properties. As for Bank-only figures, allowances for impairment of foreclosed properties were at Baht 2,622 million, accounting for 17.22 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of 2005 and 2004, are shown below.

(Unit: Million Baht)

Year Ending	Dec 31, 2005	Dec 31, 2004
Consolidated foreclosed properties	20,520	21,216
Percent of total assets	2.45	2.56
Allowances for impairment of consolidated foreclosed properties	3,057	3,819
Percent of consolidated foreclosed properties	14.90	18.00
Bank-only foreclosed properties	15,225	16,071
Percent of total assets	1.82	1.95
Allowances for impairment of Bank-only foreclosed properties	2,622	3,336
Percent of Bank-only foreclosed properties	17.22	20.76

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of December 31, 2005, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 50,673 million, or 68.47 percent of the total initial unpaid principal balance, with an expected recovery rate of 52.00 percent. For Ploy AMC, its all assets were transferred to the Bank and Phethai AMC on March 15, 2005, making Ploy AMC's cumulative loans resolved/restructured equal to zero at the 2005 year-end. The details of the NPL resolving and/or restructuring in the past five quarters are shown in the table below.

(Unit: Million Baht)

Quarter Ending	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	49,269	47,971	45,207	43,943	44,555
Percent of the total initial unpaid principal balance	66.57	64.81	61.10	67.86	68.80
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	n.a.*	n.a.*	n.a.*	n.a.*	30,659
Percent of the total initial unpaid principal balance	n.a.*	n.a.*	n.a.*	n.a.*	74.43

Note: * On March 15, 2005, all assets of Ploy AMC were transferred to the Bank and Phethai AMC, making Ploy AMC's cumulative loans resolved/restructured equal to zero from the end of the first quarter onward. In the meantime, Ploy AMC remains under liquidation process.

- **Thai Asset Management Corporation (TAMC)**

The Bank has transferred the sub-quality debts of 266 borrowers, who all had characteristics as stipulated in the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, to TAMC. Benchmarked to the appraised value of collateral in accordance with BOT regulations, the total transferred assets with a gross book value of Baht 14,596 million as of their dates of transfer, were priced at Baht 10,123 million, or 69.54 percent of gross book value.

(Unit: Million Baht)

Year	Number of Borrowers	Gross Book Value as of Transferred Date	Transferred Price
2001	216	12,171	9,203
2002	34	2,215	774
2003	10	124	70
2004	4	67	61
2005	2	19	15
Total	**266**	**14,596**	**10,123**

Note: *The figures were adjusted for the corrections of transferred debts and their transfer* values, as well as the deduction of reversal of transferred debts not satisfying transferal terms and conditions.

In exchange for the transferred assets, TAMC issued the Bank a 10-year, non-transferable, callable note, guaranteed by the Financial Institution Development Fund (FIDF). The note yields an annual coupon, reset quarterly, at the weighted average of deposit rates of five major Thai commercial banks, paid for by a 1-year, extendable, non-transferable, FIDF-guaranteed note. In 2005, the Bank recorded interest amounting to Baht 51.43 million, equivalent to a yield of 0.92 percent.

Despite the asset transfer to TAMC, the Bank remains exposed to a proportion of risk in our share of TAMC's potential losses. According to the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, at the end of the fifth and tenth years beginning July 1, 2001, TAMC and the Bank will share gains or losses arising from the resolution of the Bank's transferred assets. From this, the Bank may be liable for up to 30 percent of the aggregate transferred price.

❑ Market Risk Management

Market risk stems from changes in interest rates and exchange rates, as well as in securities and commodity prices, which can cause volatility in the Bank's income or the economic value of assets and liabilities, either at present or in the future.

Market Risk Management Guidelines

The Bank adheres to market risk management principles that are efficient and suitable for the changing environment, while asset and liability structures are properly managed, and market risk is controlled in accordance with the risk appetite. Also, the Bank's market risk management is set to comply with the BOT's requirements and related regulations, and with the policies controlled by the Risk Management Committee. In addition, transparency in our market risk management structure has continually been maintained, reflecting segregation of duties, while independence of risk control functions has been emphasized.

Market Risk Management Procedures and Tools

Core banking operation that is exposed to market risk can be divided into two major groups: asset and liability management activities and trading book transactions.

1. Market Risk in Asset and Liability Management Activities

1.1 Interest Rate Risk Management

The Asset and Liability Management Sub-Committee (ALCO) is responsible for monitoring and controlling interest rate risk stemming from mismatches between the interest rate and the asset and liability structures of the Bank. ALCO's objective is to generate the highest returns to the Bank, while maintaining risk within levels approved by the Internal Risk Committee and the Board of Directors.

The Bank's approach to evaluating interest rate risk is based on an analysis of repricing periods of Bank's assets and liabilities. Mismatches in asset and liability repricing periods indicate the interest rate risk level taken by the Bank. Sensitivity analyses are used to analyze the effect of changes in deposit rates, lending rates, money market rates and capital market rates on the Bank's interest income over the next twelve months, as well as on our financial position and off-balance-sheet items. With results obtained from these sensitivity analyses, the Bank's asset and liability structures, which are linked to various types of interest rates, are properly managed.

The Value at Risk (VaR) concept is also employed. VaR is a statistical tool that attempts to specify the probability distribution of risks by using historical data of relevant variables. This helps forecast the potential maximum loss to the Bank at specified confidence levels. Furthermore, the Bank conducts stress testing, in supplementing the VaR method, to enhance completeness of risk measurement. Meanwhile, the Bank's interest rate risk management process has been developed in accordance with the BOT's interest rate risk supervision policy applied to financial institutions' banking books, enacted in 2006.

Analyses of financial assets and liabilities based on contractual repricing periods, as of the end of 2005 and 2004, are shown below:

Consolidated Financial Statement as of December 31, 2005

(Unit: Million Baht)

	Immediate Repricing	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	14,913	-	14,913
Interbank and money market items	4,941	51,644	7,187	-	-	2,208	-	65,980
Securities purchased under resale agreements	-	9,500	-	-	-	-	-	9,500
Investment	16,417	25,939	9,332	23,690	9,427	15,253	2,573	102,631
Loans	429,267	84,624	8,635	24,664	8,124	1,455	70,177	626,946
Accrued interest receivables	-	-	-	-	-	1,745	-	1,745
Customers' liability under acceptances	-	-	-	-	-	857	-	857
Other assets	-	-	-	-	-	6,064	-	6,064
Total	450,625	171,707	25,154	48,354	17,551	42,495	72,750	828,636
Financial Liabilities								
Deposits	390,160	190,861	58,396	8,801	-	39,563	-	687,781
Interbank and money market items	1,720	11,985	1,013	515	600	3,675	-	19,508
Liabilities payable on demand	-	-	-	-	-	5,904	-	5,904
Borrowing	741	6,266	550	-	20,170	-	-	27,727
Bank's liability under acceptances	-	-	-	-	-	857	-	857
Other liabilities	-	-	-	-	-	6,267	-	6,267
Total	392,621	209,112	59,959	9,316	20,770	56,266	-	748,044
Repricing gap of on-balance sheet items	**58,004**	**(37,405**	**(34,805)**	**39,038**	**(3,219**	**(13,771**	**72,750**	**80,592**

Consolidated Financial Statement as of December 31, 2004

(Unit: Million Baht)

	Immediate Repricing	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	13,536	-	13,536
Interbank and money market items	4,263	65,404	3,516	20	-	3,062	-	76,265
Securities purchased under resale agreements	-	19,040	-	-	-	-	-	19,040
Investment	16,457	14,177	7,646	56,247	7,537	8,335	3,985	114,384
Loans	376,499	71,698	4,358	29,884	10,525	1,276	98,349	592,589
Accrued interest receivables	-	-	-	-	-	2,455	-	2,455
Customers' liability under acceptances	-	-	-	-	-	743	-	743
Other assets	-	-	-	-	-	6,166	-	6,166
Total	397,219	170,319	15,520	86,151	18,062	35,573	102,334	825,178
Financial Liabilities								
Deposits	384,552	255,939	21,017	6,113	-	37,949	-	705,570
Interbank and money market items	593	3,432	3,246	200	615	3,439	-	11,525
Liabilities payable on demand	-	-	-	-	-	7,426	-	7,426
Borrowing	-	-	3,843	-	19,768	-	-	23,611
Bank's liability under acceptances	-	-	-	-	-	743	-	743
Other liabilities	-	-	-	-	-	7,146	-	7,146
Total	385,145	259,371	28,106	6,313	20,383	56,703	-	756,021
Repricing gap of on-balance sheet items	12,074	(89,052	(12,586	79,838	(2,321)	(21,130	102,334	69,157

1.2 Foreign Exchange Risk Management

The Treasury Group carries out daily purchases and sales of foreign currencies, which can create exchange rate risk, thereby affecting the Bank's Profit and Loss, and the economic value of assets and liabilities. The Bank has a policy of keeping this risk at a low level by setting limits on foreign currency positions in accordance with the Bank's business and requirements of the BOT. These limits are under the close supervision of the Internal Risk Management Department and the Asset and Liability Management Sub-Committee.

In addition, the Value at Risk (VaR) method is used to manage foreign exchange risk.

1.3 Equity Risk Management

The Bank does not have a policy of extending our equity investments, and plans to reduce the size of these investments that are unrelated to our core financial business. In this endeavor, we will analyze relevant information and timing to ensure maximum benefit to the Bank.

2. Market Risk in Trading Book Transactions

Trading book transactions are handled under the guidance of the Bank's policy set particularly for activities that involve the purchase and sale of fixed-income securities and derivative instruments, as well as the purchase and sale of currencies. Market risks, incurred from changes in interest rates, exchange rates and derivative obligations that are related to the above trading book activities, are managed by the Treasury Group under the close supervision of the Internal Risk Management Department and the Risk Management Committee. This is to make certain that risk inherent in the Balance Sheet is within limits, while these limits are constantly monitored through the use of the Value-at-Risk Limit and Sensitivity Limit methods.

Furthermore, a stress testing system has been developed, which allows an estimation of potential losses caused by various shocks on the Bank's financial positions. A testing procedure for the Bank's VaR model, so called 'Back Testing', has also been improved and implemented for sound market risk measurement. From two charts below, the chart on the left shows a comparison between estimated results from the VaR method and hypothetical profits and losses. It was found that differences between the two series are within a satisfactory level. In the meantime, the Bank also monitors distribution of daily market risk-related gains and losses, as shown in the chart on the right, to complement our routine risk analyses. All of these analytical assessments confirm the capability of the Bank's risk management tools, thereby promoting efficient market risk management in line with international standards.


Back Testing for Trading Portfolio
VaR


Daily market risk-related gains and losses
Frequency
Loss
Profit

Additionally, the Bank has completed development of a new work procedure complying with the BOT's new regulations regarding capital adequacy for market risk in trading book transactions, implemented in 2005. Key systems and processes have also been put in place for efficient and up-to-date risk management targeting transactions related to new derivative instruments and financial products. Besides this, the Bank plans to further strengthen our risk management efficiency by implementing a credit risk measurement system and the RAROC concept on more complex derivative instrument transactions.

❑ Liquidity Risk Management

Liquidity Risk stems from failure to meet obligations when they come due, due to an inability to convert assets into cash, or to obtain sufficient funds to meet the cash needs with appropriate costs within limited time periods, which may then result in a loss to the Bank.

Liquidity Risk Management Guidelines

The Treasury Group is responsible for managing liquidity in order to meet the cash needs of the Head Office and branches by managing highly liquid Baht and foreign currency assets, as well as balancing short-term and long-term funding alternatives. The Asset and Liability Management Sub-Committee (ALCO) is responsible for setting policies and guidelines for managing liquidity, which must comply with liquidity risk standards approved by the Internal Risk Committee and the Board of Directors.

Liquidity Risk Management Procedures and Tools

In managing liquidity risk, the Bank has established appropriate levels of liquid assets that should be maintained to sufficiently meet cash needs when demand arises, and to be in line with the BOT guidelines. As of December 31, 2005, liquid assets held by the Bank and its subsidiaries totaled Baht 189,906 million, consisting of cash, interbank and money market items, securities purchased under resale agreements, and net investments in securities. This amount had decreased by Baht 29,477 million from the level on December 31, 2004.

The future liquidity requirements are assessed by estimating expected cash inflows and outflows in different currencies based on both normal and crisis situations, while relevant factors related to assets and liabilities, as well as contingent obligations, are taken into account in this estimation. In addition, emergency funding plans that outline processes for dealing with liquidity shortages during crises have been set to ensure smooth business operations.

Additionally, monitoring changes in the balance sheet structure on a constant basis is another important procedure for liquidity risk management. Calculations and analyses of various liquidity ratios are conducted, as they are used as early warning indicators to facilitate liquidity management and related decision-making. An important liquidity ratio is the Loan-to-Deposit Ratio, which stood at 91.15 percent as of December 31, 2005, increasing from 83.99 percent at the end of 2004.

To promote a better-balanced structure of funding sources and an appropriate combination of long-term and short-term funding, as well as to provide more alternatives in investments for the public and the Bank's depositors, the Bank, in 2005, issued short-term debentures of Baht 11,310 million, which consist of our Short-Term Debenture Project 1/2005, offered in 9 sets with a maturity between 3-9 months, and Short-Term Debenture Project 2/2005, offered in 4 sets with a maturity of 3 months. In addition, the Baht 741 million structured notes, maturing in 1 year and 11 months, were also launched.

Financial assets and liabilities, as of the end of 2005 and 2004, based on their contractual maturity, are shown below:

Consolidated Financial Statement as of December 31, 2005

(Unit: Million Baht)

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	14,913	14,913
Interbank and money market items	6,784	52,009	7,187	-	-	-	65,980
Securities purchased under resale agreements	-	9,500	-	-	-	-	9,500
Investment	557	26,123	17,611	34,526	18,653	5,161	102,631
Loans	150,883	236,351	9,511	99,751	130,450	-	626,946
Accrued interest receivables	173	1,271	-	42	259	-	1,745
Customers' liability under acceptances	-	857	-	-	-	-	857
Other assets	-	1,625	-	-	-	4,439	6,064
Total	158,397	327,736	34,309	134,319	149,362	24,513	828,636
Financial Liabilities							
Deposits	429,723	190,861	58,396	8,801	-	-	687,781
Interbank and money market items	5,395	9,985	1,013	515	2,600	-	19,508
Liabilities payable on demand	5,904	-	-	-	-	-	5,904
Borrowing	-	6,266	550	741	20,170	-	27,727
Bank's liability under acceptances	-	857	-	-	-	-	857
Other liabilities	96	1,066	138	18	-	4,949	6,267
Total	441,118	209,035	60,097	10,075	22,770	4,949	748,044
Liquidity-net	**(282,721**	**118,701**	**(25,788**	**124,244**	**126,592**	**19,564**	**80,592**

Consolidated Financial Statement as of December 31, 2004

(Unit: Million Baht)

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	13,536	13,536
Interbank and money market items	6,926	65,803	3,516	20	-	-	76,265
Securities purchased under resale agreements	-	19,040	-	-	-	-	19,040
Investment	5,765	11,444	8,178	66,518	17,037	5,442	114,384
Loans	163,479	202,757	7,023	98,353	120,977	-	592,589
Accrued interest receivables	-	2,455	-	-	-	-	2,455
Customers' liability under acceptances	-	743	-	-	-	-	743
Other assets	-	1,818	-	-	-	4,348	6,166
Total	176,170	304,060	18,717	164,891	138,014	23,326	825,178
Financial Liabilities							
Deposits	422,501	255,939	21,017	6,113	-	-	705,570
Interbank and money market items	4,032	2,932	1,146	200	3,215	-	11,525
Liabilities payable on demand	7,426	-	-	-	-	-	7,426
Borrowing	-	-	3,843	-	19,768	-	23,611
Bank's liability under acceptances	-	743	-	-	-	-	743
Other liabilities	110	869	79	39	-	6,049	7,141
Total	434,069	260,483	26,085	6,352	22,983	6,049	756,021
Liquidity-net	(257,899)	43,577	(7,368)	158,539	115,031	17,277	69,157

❑ Operational Risk Management

Operational risk refers to risk of direct or indirect losses on income or capital, resulting from inadequate or failed internal processes, people and systems, or from external events.

Operational Risk Management Guidelines

Operational risk exists with all banking products, processes, operational units and IT systems, which potentially can incur losses to the Bank, as well as to our customers and shareholders. The Bank thus places great emphasis on effective operational risk management, and has continually introduced risk management policies to guard against such losses. The objective of these policies is to implement effective Operational Risk Management (ORM) mechanisms in operational processes appropriate to the ever-changing business environment, and comply with the regulations of the BOT, as well as other relevant laws and the initiatives of the international banking community.

The overriding principle of the Bank's operational risk management is to induce all employees to accept accountability for, as well as understand and see the importance of, operational risk management in limiting losses. Responsibility for overseeing effective risk management lies with the Risk Management Committee, which sets the operational risk management framework and guidelines for implementation within the Bank, as well as all subsidiaries and associated companies.

Operational Risk Management Procedures and Tools

The Bank's procedures for management of operational risk include risk identification, measurement, monitoring, control and reporting. All of these processes have been carried out at regular intervals for an accurate risk measurement and effective risk control in accordance with risk appetite. Internationally-accepted tools have been developed and continuously employed to assess and track operational risk management. These tools include:

- **Control Self-Assessment (CSA)** – The Bank employs self-assessment tools within its business and support units, and also applies these tools to products and financial services to identify important matters of operational risk, as well as to effectively control and prevent losses. Knowledge about risk control and prevention is disseminated to operational staff to instill awareness and prudence in their work. Results of self-assessments are regularly reported to the Risk Management Committee to present an overview of the current situation.
- **Operational Loss Event Database (LED)** – The Bank has implemented a database to log, record and report on operational risk incidents, along with analyses of the actual causes of the risk, and standard methodologies used in ameliorating or correcting each problem. This helps prevent repetition of such operational incidents, and aids in situational modeling for the computation of adequate capital reserves against operational risk, for future reference.
- **Key Risk Indicators (KRI)** – The Bank has put in place various KRI to reflect levels of risk, such as indices of risk-based systems, employee and process factors. In cooperation with business units that own the risk, operational risk management staff identify and collect information on these indices at regular intervals to track changes in the level of risk over time, which acts as an early warning system against risks that could arise.
- **Business Continuity Management (BCM)** – The Bank has developed and improved upon an emergency action plan for dealing with operational risk incidents that could cause losses sufficient to affect operational continuity. The plan is intended to protect essential systems, while it is also tested to ensure that there will be uninterrupted business continuity in the event of a major operational risk incident.

Aside from this, the Bank, in 2005, has also undertaken assessments of operational risk in regards to new products and systems development to ensure that they have acceptable risk levels and appropriate controls in place before they are introduced to Bank customers. In the matter of fraud committed by external parties,

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the Bank has placed great importance on security against risks inherent to major products such as credit cards, ATM cards and cheques, etc., for which the Bank has a special unit tasked with investigation of abnormal transactions and risk factors. The Bank has also installed state-of-the-art IT equipment and systems to thwart, correct and/or reduce losses incurred by such crime.

Overall operational risk reports on important products, and reports on operational risk losses, are regularly presented to the Risk Management Committee to keep the Committee abreast of current operational risk profiles, ensuring that our work on risk management is in line with the Bank's related policies, as well as international practices. Furthermore, in order to meet the Basel II standards in terms of capital reserves for operational risk, the Bank has proceeded with data preparedness and situational modeling to facilitate computation of necessary capital reserves.

The Bank continues to develop, improve and upgrade our operational risk management tools, procedures and systems, while the Internal Audit Department is responsible for reviewing the accuracy, transparency and control of operational risk to within acceptable levels, and ensuring that work conforms with the Bank's overall risk management standards.

❑ Other Risk Management

• Risks from Guarantees and Avals

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered as credit loans, which require submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of December 2005, the Bank's contingent obligations were Baht 61,910 million, compared to Baht 50,311 million at the end of December 2004.

• Risks Incurred from Contractual Obligations of Derivative Instruments

The Bank conducts various derivative transactions as a tool for risk hedging, including exchange rate, interest rate, and the Bank's securities price risks. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policy. As of December 31, 2005, the Bank had foreign exchange contracts on the purchase side of Baht 160,114 million, with Baht 265,319 million on the sales side, compared to Baht 77,668 million and 196,807 million at the end of December 2004, respectively. In addition, the Bank had interest rate contracts on the purchase side of Baht 118,209 million and Baht 114,723 million on the sales side, compared to Baht 54,607 million and 50,675 million at the end of December 2004, respectively.

• Risks Related to Capital Adequacy

As of December 31, 2005, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 14.47 percent, which is significantly above

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the BOT minimum requirement of 8.50 percent. Despite our strong belief that the current capital level is fairly sufficient to absorb possible impacts from a change in economic situation, the Bank continues to monitor capital closely.

❑ Preparations for a New Capital Accord 'Basel II'

In order to ensure that financial institutions' capital reserves adequately cover and better reflect risks, the BOT has designated that Basel II standards on capital adequacy shall be implemented at banking institutions in Thailand as of the year-end 2008; wherefore, Thai financial institutions will begin reporting their capital adequacy, according to the Basel II standards in parallel with the present standards, one year in advance of actual implementation. Currently, the BOT is in the process of discussions with local financial institutions prior to finalizing regulations by the year-end 2006.

The Bank places great importance on the development of processes and methodologies to be used for compliance with the Basel II standards. Therefore, the Bank implemented our own Basel II strategic project in 2005, with the Risk Management Committee responsible for oversight and follow-up on this important program. A Basel II implementation team has also been established, composed of representatives from all relevant business divisions, to develop and improve all policies, processes, information and systems to comply with the coming Basel II-related BOT standards.

❑ Performance Measurement using Risk-adjusted Return on Capital (RAROC) and Economic Profit

In 2005, the Bank continued the use of the Value-based Management (VBM) framework, in which business value drivers are identified through performance measurement using Risk-adjusted Return on Capital (RAROC) and Economic Profit. In doing so, the Bank believes that highest value creation will be achieved for our shareholders. Under the RAROC and Economic Profit guidelines, net profit after adjusting both the risk charge and the cost of capital is measured and used as a tool to facilitate effective management and decision-making. In addition, the Bank has continued to develop models, tools and operational procedures to support the VBM framework, as well as instill in our staff the principle of value creation in all aspects of their operations, especially in determining long-term business strategies, setting business plans and goals, measuring performance and profits, and setting prices. This will help the Bank achieve returns at appropriate risk levels and reach the expectations of shareholders, as well as increase the efficiency of capital adequacy management and capital allocation to all business units.

The VBM framework has been implemented in our business operation for all levels of customers, customer segments, and products. More training programs on RAROC and Economic Profit have also been organized for our staff. The Bank expects to fully implement VBM in all groups in the near future.

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5. Functional Groups

During 2005, the Bank continued our development efforts in many areas, such as in human resources and in information technology (IT), in order to support core business groups toward greater efficiency.

❑ Building an Effective, Performance-Based Organization

With the goal of becoming a competency- and performance-based organization, the Bank continued with the implementation of human resources projects throughout the year 2005. To enhance employees' skills and work efficiency, individual employees' goals have been set in a clear and measurable way, while assessments have been made by comparing the employees' performance versus their individual goals and that of their peers. As regards the Bank's management staff, not only their individual targets have been set, but "shared goals" have also been introduced, in order to increase cooperation between departments and operating groups. Also, rewards and other incentives have been established to encourage performance, based on individual performance and overall organizational operating results.

Aside from these implementations, the Bank has undertaken extensive surveys of compensation in the job market to ensure that our levels of compensation are commensurate and competitive with those offered elsewhere in the market. In 2005, the Bank increased its employees' cost-of-living allowance by another Baht 1,000 as a matter of concern for their welfare under the current economic conditions.

To groom future leaders, the Bank has carried out the "Leadership Development Program", which will include training in the fundamentals of leadership capability for promising employees in preparation for further advancement. Pursuant to this, criteria for selection and assessment tools have been set in three key areas, i.e., professional discipline, management capability and leadership competency. The Bank will proceed with assessment and development of individual development plans, further on.

❑ Credit Services Unit & Centralized Lending Services Project (CSU/CLS)

Since the first quarter of 2005, the Bank has completed all main credit service projects. These projects included improvements in credit support and operations to facilitate centralized operations after credit approval processes. Other projects completed were the centralization of contract and collateral documents retrieval systems for the Corporate and Retail Business groups in Bangkok and its Metropolitan region, the Document Management System (DMS), and the Document & Collateral Control System (DCS). These systems help to better manage and control internal viewing and use of important document originals, such as those related to credit contracts and collateral, thus facilitating faster credit and debt restructuring operations, while also reducing the risk of loss or damage to originals during physical handling, and facilitating efficiency in internal auditing.

❑ IT Security Policy and Infrastructure

For the highest security in maintenance of customer data, the Bank has continually upgraded and developed standards for our IT systems. This has included work that proceeded on the IT Security Policy and ongoing upgrades in the IT infrastructure throughout 2005. In the first quarter of 2005, the Bank completed design of a secure IT infrastructure put in place to accept China UnionPay credit cards, and a 'metadirectory' was implemented to centrally register authorized users of the Bank's important system applications. This feature helps prevent unauthorized access to the Bank's IT system, while the registry was also upgraded to contemporary standards. Thereafter, in the second quarter of the year, the Bank expanded the domain of these new infrastructural improvements to subsidiary companies, the work of which was completed in the fourth quarter. This has afforded the Bank with the ability to control and manage the IT system registry with the highest security and efficiency.

Likewise, also in the fourth quarter, the Bank proceeded with the development and implementation of a new security infrastructure for electronic transactions ('e-business') to completion during the period, improving management and control of the system in preparation for increased e-business transactions. The Bank also introduced an improved design in the security infrastructure for the Bank's subsidiaries, completing the standardization of the entire KASIKORNBANKGROUP IT system. In doing so, the entire network's security has been significantly improved, providing secure file transfers between the Bank and outlying operational units. Besides this, the Bank has proceeded with the more detailed electronic security audits, especially for the Cash Connect system.

❑ IT Outsourcing

The Bank, in cooperation with IBM Thailand Co., Ltd., has continued to improve the efficiency of our IT system under the Transformation Plan. In the first quarter of 2005, improvements in the Disaster Recovery Plan and back-up systems for mainframes were completed, along with updates in the Local Area Network (LAN) system. Further enhancements were undertaken in the second quarter of 2005, wherein complete redesign of the Bank's LAN and its related systems were commenced prior to further upgrades and tests, which proceeded throughout the rest of the year, and will be completed in the first quarter of 2006. In addition, an enterprise architecture team has been created to manage a new enterprise IT architecture and establish appropriate standards for future IT development, along with drafting an IT Master Plan to shorten development timeframes and reduce redundancies in system development, thus leading to a better IT platform, overall.

Besides this, in the third quarter of 2005, the Bank began implementation of the Desktop Management System, to link all desktop personal computers of the Bank to a centralized control center that manages software installations and upgrades on all these machines using online controls, which will not only help reduce the Bank's operating costs, but is also more convenient, and allows more thorough Bank-wide management of software. Installation of this system was completed in the fourth quarter of 2005.

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6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

❑ Subsidiary and Associated Companies

Subsidiary companies refer to companies where the Bank has invested in more than 50 percent of the fully paid equity of the company. The Bank has the authority to control these firms' financial and operating policies through their boards of directors and shareholders meetings.

Associated companies refer to companies where the Bank has invested in more than 20 percent, but not greater than 50 percent, of the fully paid equity in the company. The Bank has influence upon decision-making with regard to financial and operating policies through these firms' shareholders meetings.

❑ Investment Policy

The Bank's investments in subsidiary companies serve strategic and outsourcing investment plans, while investments in associated companies are for trading and other purposes.

- **Strategic Investments**

The Bank invests in businesses for long-term strategic benefit. The Bank and subsidiary companies collaborate in reviewing business strategies, as well as co-operate in business operations and management for maximum efficiency. Such work is achieved through the use of the Bank's strengths in our customer base, database and quality customer relationships, along with the KASIKORNBANK corporate signature, which is a vital tool used to present KASIKORNBANKGROUP's products to customers.

- **Outsourcing Investments**

The Bank invests in companies that support the Bank's operations. These are companies providing services that are not the core business of the Bank, and need flexibility in management. Bank executives are appointed as directors of these companies in order to have control over their management and operating policies, aimed at maximizing the Bank's efficiency and benefits.

- **Trading and Other Investments**

The Bank invests in associated companies to seek benefit from returns on investments, such as dividend payments and capital gains, without the intention of having control over their management. Investments in some cases are a result of debt restructuring.

The Bank's investments in subsidiary and associated companies as of the end of 2005 are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2005 Operating Performance* (Baht)
Investment in Asset Management Companies							
1. PHETHAI ASSET MANAGEMENT CO., LTD. Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	253,598,204
2. PLOY ASSET MANAGEMENT CO., LTD. Tel. 0-2694-5000 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	54,281,858
Investment in Subsidiary and Associated Companies							
1. PROGRESS GUNPAI CO., LTD. Tel. 0-2273-3898 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	26,853,884
2. PROGRESS PLUS CO., LTD. Tel. 0-2225-2020 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	791,951
3. KASIKORN FACTORING CO., LTD. Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,994	99.99	Ordinary	83,423,636
4. PROGRESS LAND AND BUILDING CO., LTD. Tel. 0-2225-9435 Fax. 0-2273-3883	Bangkok	Real Estate Development	13,200,000	13,199,992	99.99	Ordinary	12,272,451
5. KASIKORN RESEARCH CENTER CO., LTD. Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	1,151,046
6. PROGRESS FACILITIES MANAGEMENT CO.,LTD. Tel. 0-2273-3289-91 Fax. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	4,373,916
7. PROGRESS MANAGEMENT CO., LTD. Tel. 0-2225-2005 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	4,790,770
8. PROGRESS SOFTWARE CO., LTD. Tel. 0-2225-7900 Fax. 0-2270-1197	Bangkok	Services	100,000	99,994	99.99	Ordinary	22,575,231
9. KASIKORN LEASING CO., LTD. Tel 0-2696-9900 Fax. 0-2696-9977	Bangkok	Leasing	21,000,000	20,999,994	99.99	Ordinary	(88,020,536)
10. PROGRESS STORAGE CO., LTD. Tel. 0-2273-3832 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	7,976,386
11. PROGRESS SERVICE CO., LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	10,493,233

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2005 Operating Performance* (Baht)
12. PROGRESS H R CO., LTD. Tel 0-2273-1785-6 Fax 0-2270-1273	Bangkok	Services	10,000	9,993	99.93	Ordinary	3,020,271
13. KASIKORN SECURITIES PCL. Tel. 0-2696-0071 Fax. 0-2696-0099	Bangkok	Securities	60,000,000	59,989,762	99.98	Ordinary	(80,896,193)
14. PROGRESS APPRAISAL CO., LTD. Tel. 0-2273-3649 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	8,336,296
15. KASIKORN ASSET MANAGEMENT CO., LTD. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	27,154,273	99.99	Ordinary	241,507,619
16. PROCESSING CENTER CO., LTD. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	82,504,241
17. N.C. ASSOCIATE CO., LTD. Tel. 0-2661-5200 Fax 0-2661-4136	Bangkok	Trading	10,000	2,823	28.23	Ordinary	(86,527)
18. RURAL CAPITAL PARTNERS CO., LTD. Tel 0-2318-3958 Fax 0-2318-3958 ext. 406	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(419,692)
19. PROGRESS INFORMATION CO., LTD. Tel 0-2642-7242 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(7,203,337)
20. M GRAND HOTEL CO., LTD. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(837,883)
21. E.S. INDUSTRIES CO., LTD. Tel 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-

* Note: These operating performance figures are shown in subsidiary and associated companies' financial statements.

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กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 1144-5
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Bangkok 10140, Thailand
Tel. +66 2222 0000 Fax. +66 2470 1144-5
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電話：(66) 2222 0000 傳真：(66) 2470 1144-5
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EXCELLENCE

Prasarn Trairatvorakul
President

RECEIVED FEB 27 2006 203 SEC MAIL PROCESSING SECTION WASH. D.C.

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

RECEIVED 2006 MAR -1 P 1:09 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref. CN. 2013/2006

February 23, 2006

To : The President
The Stock Exchange of Thailand

Subject : Notification of the Resolutions of KASIKORNBANK PUBLIC COMPANY LIMITED's Board of Directors Meeting No.2/2549

The Board of Directors Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No.2/2549 held on February 23, 2006 has resolved the following significant matters which will be proposed to the Shareholders' Meeting for consideration as follows:

1. To approve the Balance Sheet and Statement of Income for the year ended December 31, 2005 which have been considered by the Audit Committee and audited by the Certified Public Accountant.

2. To approve the appropriation of profit from year 2005 operating results and dividend payment as follows:

Legal reserve	Baht	700,000,000
Dividend on ordinary shares	Baht	2,976,484,958.75

(Baht 1.25 per share, being 21.37 per cent of the 2005 net profit)

The dividend will be paid by April 18, 2006 to shareholders with names registered in the Register of Shareholders on March 17, 2006 at 1200 hours.

According to the Bank's policy in determining dividend payment, the Bank will take into consideration its operating results as well as long-term returns to shareholders. The Board of Directors deemed that the rate of dividend specified above is appropriate for its remaining strong capital funds to accommodate continuous growth and business expansion.

3. To approve the convening of the General Meeting of Shareholders No.94 which will take place on Friday, April 7, 2006 at 1400 hours at the Bank Head Office No.1 Soi Kasikornthai, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok, to consider the following agendas :

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Prasarn Trairatvorakul
President

1. To consider adopting the Minutes of the General Meeting of Shareholders No.93
   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the said minutes.
2. To acknowledge the Board of Directors' report on year 2005 operations
   Board of Directors' opinion : It is considered appropriate to report the year 2005 operations to the Meeting of Shareholders.
3. To consider approving the Balance Sheet and the Statement of Income for the year ended December 31, 2005
   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the Balance Sheet and the Statement of Income for the year ended December 31, 2005 which have been considered by the Audit Committee and have been audited by the Certified Public Accountant.
4. To consider approving the appropriation of profit from year 2005 operating results and the dividend payment
   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the appropriation of profit from the operating results of year 2005 and dividend payment as follows:

Legal reserve	Baht	700,000,000
Dividend on ordinary shares	Baht	2,976,484,958.75

   (Baht 1.25 per share, being 21.37 per cent of the 2005 net profit)

   The dividend will be paid by April 18, 2006 to shareholders registered on March 17, 2006 at 1200 hours.

   According to the dividend payment policy, the Bank will take into consideration its operating results as well as long-term returns to shareholders. The Board of Directors deemed that the rate of dividend specified above is appropriate for its remaining strong capital funds to accommodate continuous growth and business expansion.
5. To consider the remuneration of directors
   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to approve the increase of the Board of Directors remuneration, as recommended by the Human Resources and Remuneration Committee, as follows:

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Prasarn Trairatvorakul
President

The closing date of the Bank's share register book for determining the right to attend the General Meeting of Shareholders No.94 and the right to receive dividend is from 1200 hours of March 17, 2006 until the General Meeting of Shareholders No. 94 is finished.

Please be informed accordingly.

Yours sincerely,

Executive Secretary and Shareholder Registration Division
Corporate Communication and Administration Department
Tel. 0 2470 2664 - 7

Prasarn Trairatvorakul
President

- Remuneration for the Board of Directors' Meeting totaling Baht 1,424,500 per month;
- Remuneration for the Audit Committee totaling Baht 231,000 per month;
- Remuneration for the Corporate Governance Committee totaling Baht 99,000 per month;
- Remuneration for the Human Resources and Remuneration Committee totaling Baht 99,000 per month;
- Remuneration for legal advisor at Baht 330,000 per month;

The proposed remuneration is deemed to be appropriate for the higher scope of responsibilities of directors, and is in alignment with the directors' remuneration of comparable commercial banks.

The remuneration for the Advisory Directors to the Management Committee and the Directors' bonuses remain unchanged.

6. To consider the election of directors to replace those retiring by rotation

   Board of Directors' opinion : The Board of Directors, exclusive of the nominated directors, approved the proposal of the Human Resources and Remuneration Committee and considered it appropriate for the Meeting of Shareholders to re-elect Mr. Somchai Bulsook, Ms. Sujitpan Lamsam, Professor Khunying Suchada Kiranandana, Mr. Charles L. Coltman, III and Dr. Abhijai Chandrasen, who are due to retire by rotation, as the Bank's directors for another term.

7. To consider the appointment and the fixing of remuneration of the auditors

   Board of Directors' opinion : It is considered appropriate for the Meeting of Shareholders to appoint Mr. Supoj Singhasaneh or Mr. Winid Silamongkol or Mr. Thirdthong Thepmongkorn or Mrs. Wilai Buranakittisopon of KPMG Phoomchai Audit Limited as the Bank's auditor, and to fix the remuneration of the auditor for the year 2006 at Baht 11,410,000 as proposed by the Audit Committee.

8. Other businesses (if any)

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